

Annual Report 2009

austriamicrosystems

a leap ahead in analog

Key Figures

in millions of EUR	2009	Changes to 2008	2008	2007
Revenues	137.2	-26%	184.7	193.9
Gross margin	34%		51%	50%
R & D expense	40.5	-7%	43.6	43.2
Operating result (EBIT)	-18.6	-174%	25.0	28.0
EBIT margin	-14%		14%	14%
Net income	-18.0	-246%	12.3	26.3
Earnings per share (in EUR, basic)	-1.69	-250%	1.13	2.42
Earnings per share (in CHF, basic)	-2.55	-243%	1.78	3.98
Operating cash flow	20.3	-57%	47.5	27.0
Total order backlog (as of December 31)	45.6	53%	29.8	41.2
Capital expenditure	10.3	-28%	14.4	36.0
Total assets (as of December 31)	288.2	-6%	307.4	311.4
Equity ratio	60%		62%	63%
Employees (average)	1,087	-4%	1,129	1,071

Revenues by markets 2009



Industry & Medical 43% (+1)
Consumer & Communications 25% (−1)
Automotive 15% (−1)
Full Service Foundry 17% (+1)

Revenues by regions 2009

EMEA (Europe, Middle East, Africa)



EMEA 55% (−11)
Asia/Pacific 31% (+9)
Americas 14% (+2)

Gross margin in percentage



48
50
51
34
2006
2007
2008
2009

Earnings per share (EPS) in EUR (basic)



2.91
2.42
1.13
2006
2007
2008
2009
-1.69

Highlights 2009

Successfully through the crisis with a determined strategy

Thanks to the persistent implementation of its strategy and an outstanding capacity for innovation, austriamicrosystems negotiates the worldwide economic crisis without long-term adverse effects and is excellently positioned for the ever more evident upturn in the market.

Technological lead through unchanged focus on R&D

Even in the crisis year of 2009, austriamicrosystems invests for the long-term in research and development, thereby securing its position as technology leader in the analog semiconductor market, for example in LED backlighting for LCD TVs and in MEMS microphones.

New key accounts gained, product portfolio extended

austriamicrosystems holds its course firmly through 2009 with a focus on customers and, despite critical market conditions, gains important key accounts, particularly in Asia and the United States. The product portfolio is extended in all business areas.

Committed employees ensure success in difficult environment

The capability and commitment of the employees play a central role in successfully negotiating the industry-wide crisis. The newly introduced profit-sharing program allows all employees to participate directly in the company's success.

Sights set on responsibility towards the future

As part of its forward-looking and sustainable strategy, austriamicrosystems joins the UN Global Compact in 2009 and plans to become completely CO_2-neutral in the medium term. In addition, a global code of conduct is defined and established in the company.



Contents

Preface by the Management Board

Dear shareholders, customers and employees,

The last financial year was a difficult one not only for austriamicrosystems but also for the entire analog semiconductor sector. Nevertheless we were able to steer the company successfully through the global economic crisis and see ourselves now in a stronger position than before the start of the crisis period.



John A. Heugle
Michael Wachsler-Markowitsch

Business in the first half of the year was not satisfactory, reflecting the weak economy worldwide. We saw a substantial reduction in revenues and, as a result of low utilization of our production capacities and the consequent inability to fully cover fixed costs, the company showed a significant operating loss. In the third quarter the situation regarding revenues and results improved, with a return to a positive cash flow. In the fourth quarter, demand gathered momentum, enabling us to return to profitability. At the same time we were able to discontinue the short-time work hours introduced in May 2009 for the majority of staff employed in Austria earlier than planned at year end. The positive developments in our principal markets continue in the current year at a strong pace, allowing us to anticipate a significant rise in revenues and earnings in the 2010 financial year.

After a weak first half year the situation in the consumer & communications area began to improve while we see a more delayed recovery in the automotive and industrial electronics markets, which were particularly affected by the crisis. Especially in the industrial market, we anticipate a more subdued level of demand in 2010. In contrast, the medical and healthcare market proved robust last year. Despite the economic challenges, we were able to improve our overall market position in 2009 with new products and yet more key accounts.



Lighting management gains importance, specialist in power management

We have consolidated our leading position in lighting management as a segment within power management, through our relationships with four of the top 5 mobile phone manufacturers worldwide. In the growth market of LED backlighting for LCD televisions, which is seeing a tremendous development since 2009, we are a leading supplier of LED drivers to Asian OEMs. Given the high growth rates of our products, we anticipate a continued positive development in this area. Our specialist know-how in power management is evident in our innovative solutions for automotive power management that support both conventional vehicles and the electric and hybrid models of the future.

MEMS microphones growing, new sensor applications for portable devices

We have kept our position as market leader in sensor interfaces for MEMS miniature microphones. The market is growing rapidly and affords outstanding prospects for the future given the fast penetration of these microphones in mobile phones, smartphones, notebooks and related devices. With the innovative EasyPoint™ input device, based on our successful encoder technology, and components for an extremely compact autofocus module for mobile phone cameras, we offer products that have a robust future and are receiving strong interest from large OEMs or indeed already demonstrate success in the marketplace.

New customers in healthcare, encoders successful in industrial and automotive segments

In the area of medical devices we gained two market leaders as new customers for IC solutions anticipated to have real impact on revenues in the medium term, underlining our leading position in high-accuracy sensor interfaces. Our comprehensive portfolio of contactless magnetic encoders is finding ever more widespread application in the industrial and automotive markets. The product line for the new FlexRay automotive databus standard has also seen successful adoption last year by automotive customers.

Specialty processes gain in foundry business, high-voltage process completed with IBM

The Full Service Foundry area expanded the share of specialty processes in its business again last year despite the difficult market conditions. We were also able successfully to complete the development of a new high-voltage CMOS technology together with the world market leader IBM.

New applications in mobile infotainment

In the area of mobile infotainment we are concentrating on innovative applications and are therefore well positioned for the future. Our ICs can be found in e-book readers and new input devices that intelligently combine handwritten and audio notes. Furthermore, our innovative noise cancellation chip system for mobile devices is already finding its first applications in consumer devices.

Sector crisis in 2009: comprehensive range of measures implemented

The critical economic situation in the last year brought with it some painful cuts for our company and employees. The evidence of a return to positive trends in revenues and results confirms the solid foundation and sustainable focus of our business model. We have held onto our strategy with determination through the crisis, made our in-house wafer manufacturing capabilities future-proof and continued to invest substantially in research and development and our sales network. In this way we continuously secure our technological lead and push forward product innovation.

Our financial situation is solid and, through active management of liquidity and the positive business development during the second half of last year, we were able to reduce net indebtedness. In order to further improve the high level of quality in our production we introduced a 5S program in 2009. We demonstrated our commitment to responsible business practices by joining the UN Global Compact and implementing a worldwide code of conduct. In addition, for the first time in the company's history, we established a profit-sharing program for all employees. Measures aimed at further reducing our CO_2 output are bringing us ever nearer to our medium-term goal of becoming completely CO_2-neutral as a company.



The Supervisory Board has accompanied us throughout all activities with constructive support. We thank Dr. Felix R. Ehrat for his dedication over recent years and value the steady, close and trustful collaboration we have continued to enjoy with the Supervisory Board since its expansion in April 2009. Our thanks also go to our customers, partners, and shareholders, and especially to our employees who, through their commitment, made a major contribution to guiding the company safely through the past year.

Looking to the future with new strength

Today we look forward to austriamicrosystems' future with confidence. We were successful in a difficult phase and, over the past year, we have gained new customers, achieved a large number of design-ins and expanded the product portfolio. As a result, our company is well placed to improve its position substantially in the analog semiconductor market over the coming years.

John A. Heugle
Chief Executive Officer

Mag. Michael Wachsler-Markowitsch
Chief Financial Officer

Preface by the Supervisory Board

Dear shareholders, customers and employees,

austriamicrosystems was not spared the worldwide pervasive economic turbulence of 2009. In common with the entire analog semiconductor industry, the company faced enormous hurdles, precipitating the strongly negative result for the first half of the year in particular. We were always confident that austriamicrosystems could overcome these challenges successfully and emerge stronger from the crisis situation, a belief confirmed by the return to profitability in the fourth quarter of 2009 alongside the anticipated positive development in the first quarter of 2010.

During these difficult times we have acted in continuous and close coordination with the Management Board in order to guide austriamicrosystems through the deep crisis in its markets securely and without significant adverse effects. Over the last year, it was important to us to continue investing at a high level in research and development, in order to secure the future growth potential and long-term success of the company. On the basis of this common objective, the Management Board reacted rapidly and professionally, as the full extent of the economic downturn became clear, and acted to reduce costs across the entire organization and implement savings in 2009.

As part of the range of measures it was unfortunately also necessary to reduce worldwide staff by around 70 employees, this being completed in the first quarter of 2009. For the Supervisory Board it was important to have an approach coordinated with the Works Council in this situation. The short-time work introduced at the Unterpremstätten site from May 2009 represented a palpable cutback for many employees. Thanks to the successful efforts by all areas of the business and to the recovery commencing in the second half of the year, it was possible to discontinue short-time work in production and related areas earlier than assumed, namely at the end of 2009.

austriamicrosystems possesses a robust business model for the forthcoming years, enabling considerable and profitable growth based on outstanding products. Through the combination of its sustainable corporate strategy and the know-how and commitment of its employees, austriamicrosystems therefore has a strong foundation for the future. Here we are already seeing the success of the focused build-up of a broad and high-performance product portfolio as well as a strong sales organization in austriamicrosystems' target markets over recent years.

Enlargement of the Supervisory Board

There was also a change in the Supervisory Board last year: at the Annual General Meeting in April 2009, austriamicrosystems' Supervisory Board was enlarged to six elected members and three staff representatives. With the appointment of Mag. Hans Jörg Kaltenbrunner, Dipl.-Kfm. Michael Grimm and Dr. Kurt Berger, the Supervisory Board gained three new members with extensive experience, and additionally the Works Council assigned Dipl.-Ing. Kurt Layer as a representative. We thank the former Supervisory Board member Dr. Felix R. Ehrat for his commitment and many years of service to the company.

The Management and Supervisory Boards worked together constructively and with mutual confidence over the past financial year, and we collaborated particularly closely on the definition of all measures required to overcome the crisis situation. The Management Board kept us informed continuously and we fulfilled our tasks comprehensively in our advisory and supervisory capacity. This year we will move forward with the Management Board with a view to securing the long-term positive development of the company through appropriate measures.

On behalf of the Supervisory Board and as owners' representative I express my thanks to the management and staff representatives for their prudent application to the task of securing the company's success. My special thanks go to the employees for their committed efforts through the difficult period that lies behind us. Furthermore I thank the shareholders, customers and partners who support and place their long-term trust in austriamicrosystems.

DI Guido Klestil
Chairman of the Supervisory Board


Company
Strategy
Human Resources
Corporate Responsibility
Quality
Global Presence



Strategy

In the face of challenging market conditions over the last year, austriamicrosystems has firmly held its responsible and far-sighted course for the company. With a clear corporate strategy, the know-how and experience of its employees and continuous product innovation, austriamicrosystems has handled well last year's crisis in the sector and has continued the straight course towards its goal of becoming a best-in-class provider of high performance analog ICs.

Leading provider of analog ICs

As a developer and manufacturer of sophisticated analog microchips, for years now austriamicrosystems has been among the technology leaders in the worldwide analog semiconductor sector. Its IC solutions find applications in a number of target markets – from communications and consumer, through industrial and medical technology to automotive applications. In Full Service Foundry, where austriamicrosystems offers contract manufacturing, customers enjoy the benefit of almost 30 years' expertise and experience in analog semiconductor production.

The mission: a leap ahead in analog

austriamicrosystems has a clear mission: to develop innovative analog IC solutions for the most demanding applications in its individual target markets. All employees have the objective of realizing this mission, so that austriamicrosystems stays "a leap ahead" in the long term. Even today, in many areas austriamicrosystems is not only one step but indeed a leap ahead of the competition. All efforts are founded on the corporate vision to make austriamicrosystems the most innovative provider of high-performance analog semiconductor solutions in the areas of power management, sensors and sensor interfaces and mobile infotainment.

The strategy: innovation, technology, customer service and manufacturing know-how

To achieve this objective, austriamicrosystems has a core strategy of winning key accounts. Their requirements serve as an important basis for the development of new products. Close collaboration with such key customers makes it possible for austriamicrosystems to extend its system and application know-how, define product derivatives for related application areas and develop new market segments. Following this approach, austriamicrosystems can bring products to the marketplace and extend product families more rapidly.



Key and central to its success are austriamicrosystems' employees. Their many years of experience and high level of qualification mean valuable technological know-how, which reinforces and secures austriamicrosystems' leading position in the analog semiconductor sector. austriamicrosystems is well aware of its responsibility as an employer, particularly in such uncertain market conditions, and provides training and support to its staff with a long-term perspective.

Product innovation is a top priority at austriamicrosystems. The IC solutions' outstanding performance and quality, their low power consumption and small form factor design, are all significant advantages in global competition. A large number of leading OEMs around the world trust in the advantages of austriamicrosystems' products for their applications. Product development that is focused on customer requirements, alongside consistently high levels of R&D investment even in the face of economically challenging market conditions, are important components of austriamicrosystems' competitive edge in innovation.

The company's own state-of-the-art wafer manufacturing facility, which has been expanded over the last few years, makes a decisive contribution to ensuring long-term, profitable growth. In-house wafer manufacture offers a critical strategic advantage for high performance analog ICs, enabling austriamicrosystems to convert its analog expertise into outstanding products with the very best performance. In-house manufacturing is therefore a central aspect of corporate strategy.

With its strict quality guidelines in development and production, over a period of many years austriamicrosystems has established its reputation amongst customers as a reliable partner and created a strategic competitive advantage. Moreover, the company takes active responsibility for its business activities and is a recognized leader in environmental management. The significance of corporate responsibility as an element of austriamicrosystems' long-term strategy is demonstrated by the company's voluntary commitment to the UN Global Compact and the strategic goal of making the entire company CO_2-neutral.

For austriamicrosystems, the clear pursuit of its corporate strategy through the challenges of last year secured the company's lead in innovation as a provider of high performance analog ICs and strengthened its technological leadership.

Human Resources

Highly qualified staff constitute austriamicrosystems' most important capital, particularly in economically challenging times. Their preparedness to show strong commitment to the company's objectives, notwithstanding the challenging conditions and alignment measures necessitated by the market situation, is an important success factor for the company and contributed significantly to the positive outlook of the company following a crisis-dominated year 2009.

Range of measures necessitated by the economic crisis

austriamicrosystems sees its employees as the key to sustainable business success and has set itself the objective of offering them targeted and consistent training and support and developing their potential. Nevertheless, as a consequence of the worldwide economic crisis and associated drastic downturn in the semiconductor sector in 2009, the company was also required to cut costs in the area of personnel.

Once general measures, such as the consumption of accumulated vacation and overtime and the suspension of pay rises, were exhausted, in the first quarter of 2009 austriamicrosystems implemented the already announced reduction by around 70 employees worldwide. Given the absence of evidence of any short-term recovery in demand, in May 2009 austriamicrosystems was forced to introduce reduced working hours for around 500 employees in Austria. On the basis of the significant improvement in market conditions towards the end of the year, austriamicrosystems was able to cancel reduced working hours at the end of 2009 and return to normal operations.

Social responsibility acknowledged through new concepts

In a difficult year 2009, austriamicrosystems continued to acknowledge its responsibility as an employer in the region and at its international locations and took care to implement the necessary measures with sensitivity to social issues. The use of educational leave and sabbaticals helped to enable flexible solutions that served the interests of employees. Internal staff training and related events continued at full pace, whilst external training activities decreased in order to improve the company's cost situation in 2009.



austriamicrosystems is well aware of the effects on its employees of the measures taken over the past year and is grateful for their understanding and commitment to achieving corporate objectives. Through the introduction of a profit-sharing model for all employees worldwide in December 2009, austriamicrosystems gave an important signal for the future and underlined the importance of its staff to the company.

Continued investment in research and collaboration

The number of austriamicrosystems employees in Europe, North America and Asia decreased in 2009 relative to the previous year to an annual average of 1,087 (2008: 1,129), of whom 850 staff were employed at the headquarters in Unterpremstätten. Worldwide, austriamicrosystems has in total more than 20 sites in 17 countries.

Even in difficult economic conditions, austriamicrosystems continues to invest for the long term in its collaborative research and development projects. Thus, as in previous years, partnerships have been sustained with a variety of research institutes around the world such as the Hochschule für Technik in Rapperswil near Zurich (CH) and the University of Pisa (I). Collaboration with academic institutions in the area of development allows early access to new scientific findings in the design and production of analog ICs.

austriamicrosystems' employees form the foundation for the company's success in the analog semiconductor market. austriamicrosystems values the commitment shown by its employees even in more trying times and continues to lay particular emphasis on offering its staff attractive positions and wide-ranging possibilities for professional and career development.

Corporate Responsibility

For austriamicrosystems, environmental protection and social responsibility are more than buzzwords. austriamicrosystems has always been committed to a careful use of resources, to dealing responsibly with stakeholders and conducting business in a sustainable manner. In this context, the company embarked on new and important initiatives in 2009.

UN Global Compact as public commitment to sustainable business

As part of its commitment to sustainability, austriamicrosystems joined the United Nations Global Compact in mid-2009. Encompassing more than 7,700 members in over 130 countries, the UN Global Compact is the world's largest initiative dedicated to corporate citizenship and sustainability. Through its voluntary participation in the UN Global Compact, austriamicrosystems commits itself to adhere to ten key principles relating to the areas of human rights, labor, the environment and anti-corruption. Amongst other aspects this includes the efficient use of energy and resources, fair working conditions, excellence in environmental protection and exemplary business practices.

Code of conduct defines social responsibility

Also last year, a code of conduct for the entire company was defined and published. This code of behavior, obligatory for all company employees, defines both internal and external corporate behavior on the basis of UN Global Compact principles. The code defines the company's social responsibility and its relationship with stakeholders and related groups – above all employees, environment and community – in one document. Many of the obligations in the code of conduct have already been practiced by austriamicrosystems for years and are firmly established in staff behavior and values.

On the way to a CO_2-neutral company

Even in commercially challenging circumstances, austriamicrosystems is pushing forward with improvements to its already high environmental standards. Thus austriamicrosystems is always seeking ways to reduce CO_2 emissions and has the clear goal of becoming a completely CO_2-neutral company in the medium term. In 2009 the main sources of CO_2 emissions within the company were analyzed and a further saving of more than 1,000 tons of CO_2 emissions was realized. In future, unavoidable emissions are to be balanced by compensation measures, with potential projects and procedures currently under evaluation. Through this far-sighted approach, austriamicrosystems confirms its pioneering role in environmental management and the active protection of resources.



Energy savings and environmentally-conscious business conduct

In 2009, austriamicrosystems was able to achieve further significant energy savings. Through a variety of measures it was possible to reduce the company's electricity consumption by around 5%. For example, thanks to improved lighting control in buildings, austriamicrosystems saves more than 100,000 kWh per year. Further possibilities – above all in the area of production facilities – are currently under evaluation. The switch to "Blauer Engel" certified recycled photocopying paper yields significant savings in energy and wood fiber consumption in paper production.

austriamicrosystems is certified to the ISO 14001 environmental guideline and was recertified by Sony in 2009 as a Green Partner. In turn, all external partner companies must comply with the strict environmental and safety requirements. austriamicrosystems' voluntary commitments to compliance with the standards of the Forest Stewardship Council and the Marine Stewardship Council also continued over the past year.

austriamicrosystems receives Electra 09 Environmental Award

austriamicrosystems' commitment to environmental protection is also recognized within its own sector. At the 2009 European Electronics Industry Awards the company received the Electra 09 Environmental Award. This prize acknowledges austriamicrosystems' business strategy geared to reducing the environmental burden of the production and commercial use of its products, and recognizes the way in which the benefits of these efforts radiate through staff and all levels of the organization to the outside world.

austriamicrosystems takes its responsibilities towards people, the environment and society very seriously. Through the UN Global Compact and its own Code of Conduct, the company has shown its commitment to clear values and responsible business operations both internally and externally. In environmental management, with its goal of becoming CO_2-neutral, austriamicrosystems is maintaining its position as a leader in its industry.

Quality

austriamicrosystems enjoys an outstanding reputation in the analog semiconductor market by virtue of the highest levels of quality and reliability of its products and processes. World-leading OEMs have attested to the excellent standard of the company's quality systems, product development and production processes. In 2009, once again significant steps were taken with a view to raising product and process quality.

Falling return rate

ppm (parts per million)

2006	2007	2008	2009
0.5	0.2	0.2	0.084

Zero defect program extended

Over the past year, austriamicrosystems demonstrated once again an outstanding quality performance, both in its production and at the customer. austriamicrosystems was able further to reduce what was already an exceptionally low product defect rate and significantly undercut the improvement goal set for 2009 with a customer return rate of just 0.084 ppm. Thus, for ten million delivered parts, on average not even one part was defective. At this level of quality, austriamicro-systems is playing in the absolute top league within the analog semiconductor sector.

5S program improves quality in production

In 2009, austriamicrosystems introduced another pillar to the Zero Defect Program, in order further to raise manufacturing quality: a 5S program for sustained workplace organization is currently being introduced on all production lines in Unterpremstätten and in the Philippines. The 5S method improves the efficiency of work sequences and guarantees safety in production whilst contributing to the continuous, long-term improvement of austriamicrosystems' quality and productivity standards. This method is already the industry standard in the automotive sector, and its introduction means a significant competitive advantage for austriamicrosystems.

New product development process at all sites

Over the past year, austriamicrosystems started the implementation throughout the organization of the new product development process defined in 2008. This standardized process ensures that all product development activities at all sites comply with the same high quality requirements and are implemented efficiently. The new process covers all important steps from product definition to the transfer to mass production and is completely scalable depending on project requirements, effort, complexity and team. At the same time, project efforts can be matched promptly to project requirements, improving cost efficiency. By the middle of 2010, all current projects will either be concluded or converted.

All of austriamicrosystems' locations are certified to the latest international quality standards. At austriamicrosystems, comprehensive quality management continues to have top priority, in order to be in a position always to offer customers and partners reliable products and processes.

Global Presence



United Kingdom
Stockport
France
Paris
Spain
Valencia
Switzerland
Rapperswil
Rapperswil
Italy
Pavia
Milan
Pisa
Germany
Munich
Austria
Unterpremstätten/Graz
Sweden
Sollentuna
Finland
Helsinki
USA
Santa Clara, CA
Raleigh, NC
Headquarters
Design center
Test center
Sales office



Korea
Seoul

Japan
Tokyo

China
Shanghai
Suzhou
Hong Kong

India
New Delhi
Hyderabad

Singapore

Taiwan
Taipei

Philippines
Calamba


Business Areas
Power Management
Sensors & Sensor Interfaces
Mobile Infotainment
Full Service Foundry



Power Management

In the business area of power management, austriamicrosystems was able to confirm its preeminent position, even in the critical market conditions of 2009. Technically advanced IC solutions and innovations in lighting management were responsible for this success. However, in common with the entire semiconductor sector, austriamicrosystems faced reduced demand and significantly lower delivery levels last year primarily in the target market of communications, with signs of recovery emerging in the fourth quarter.

Energy-saving and small form factor solutions increase battery life

Leading OEMs worldwide seek out austriamicrosystems' know-how in power management. This is primarily due to the clear advantages of the company's products: austriamicrosystems' ICs offer exceptionally low power consumption alongside outstanding efficiency, they count among the most compact solutions on the market and are known for the highest reliability. With its power management solutions, austriamicrosystems supports a broad range of applications in the areas of communications, industry and healthcare.

Through its portfolio of ICs with extremely low power consumption and a small form factor, austriamicrosystems has achieved an excellent market position, especially for portable electronic devices ranging from mobile phones to medical aids. The level of power management know-how is being extended continuously as new application areas are added, such as specialty products for photovoltaic systems in the area of solar power.

Lighting management ever more important for mobile devices

In lighting management, austriamicrosystems was able to consolidate its leading position in 2009 despite the difficult market conditions. Products that are both highly integrated and, at the same time, flexible cover a wide variety of requirements and application areas. The portfolio ranges from simple LED drivers to complex IC solutions that control all of a consumer product's lighting functions.

In mobile communications, the ICs are used primarily for lighting effects, display and keypad illumination and for mobile phone camera flash units. In addition, austriamicrosystems gained yet another leading mobile phone manufacturer as a new customer for complex lighting effects in mobile phones using RGB LEDs in 2009.



Increasing performance of mobile phone cameras remains an important trend

Mobile phone camera flash control is an important market segment. Development in this area continues at a fast pace, with the result that the cameras integrated into mobile phones now constitute serious competition for digital compact cameras. The demands on the camera flash are rising correspondingly: it should offer higher flash performance in the smallest possible package with minimal power consumption. With its highly efficient products for flash control suitable for all current technologies and power categories, austriamicrosystems continues to enjoy strong success in this area.

Market for backlighting of LCD televisions shows rapid growth

Since fall 2009, the backlighting of large LCD television displays has proven to be an outstanding growth market. Flat, large-size TVs have replaced legacy CRT units, heralding the future of TV viewing. The next step involves equipping LCD TVs with LED backlighting, a technology which, by virtue of ever decreasing power consumption, saves energy and is more environment-friendly than previously used designs.

austriamicrosystems supplies LED drivers for many ultra-thin LCD TVs of leading vendor LG Electronics as well as other customers. These flat screens offer outstanding picture quality with a frameless display and are very successful worldwide. Thanks to LED backlighting, the latest LCD TVs are but a few millimeters thick and open up a new perspective for TV design and viewing pleasure. austriamicrosystems is the technology leader in this area and aims to take lead position in the market for LED backlighting of LCD TVs and monitors over the next few years.

Power management in healthcare and industry applications

In the field of healthcare, thanks to its highly specialized power management solutions and many years of experience in medical applications, austriamicrosystems has an excellent position in the market. The ever more widespread use of mobile medical aids in the area of personal healthcare offers outstanding opportunities. In 2009 austriamicrosystems gained a leading international OEM active in the steadily growing market for mobile diabetic care as a new customer. A customer-specific IC solution is currently under development and combines exact measurements with particularly low power consumption. austriamicrosystems' skills in power management are also applied to IC solutions for large medical systems and a wide variety of applications in industrial electronics, instrumentation and automation.

Automotive electronics demand special know-how

In the automotive sector, austriamicrosystems enjoys the benefit of its specialist know-how on battery and power supply management in vehicles accumulated over many years. The automotive industry has been particularly hard hit by the effects of the worldwide financial and economic crisis yet, last year, austriamicrosystems succeeded in gaining an important new customer in a previously untapped Asian market. New applications and vehicle types such as hybrid and electric vehicles demand the further development of existing power management technologies for cars. Here austriamicrosystems is ideally qualified to realize innovative solutions enabling battery and power supply management for the vehicles of the future.

Through its efficient solutions for optimizing power supply, austriamicrosystems has confirmed its position as a leading supplier in the analog semiconductor market, even in the difficult market conditions of 2009. Power management remains a market segment with strongly growing importance, where particularly lighting management offers a wealth of opportunities for the future.



Sensors & Sensor Interfaces

Barely any aspect of modern life is untouched by sensors that control complex processes through precise measurements and often provide an impressive range of functions as "intelligent sensors". In many cases, austriamicrosystems IC solutions are working in the background, given that one of the company's core competencies lies in sophisticated sensors and sensor interfaces for the smallest of signals. In 2009 austriamicrosystems expanded its product range in the communications and consumer target markets, and sales of sensor interface ICs for miniature microphones developed particularly well. Demand for ICs for healthcare applications remained robust, while industrial sensing and automotive applications were significantly impacted by the decline in worldwide demand. Nevertheless, by year end there were initial indications of an upturn in these markets.

Leading know-how, portfolio extended

With its solutions for integrated sensors and sensor interface ICs, austriamicrosystems is in the lead in many application areas. This is made possible by almost 30 years of experience in this market, industry-leading know-how along with continuing investments in research and development, even in the face of difficult market conditions. The product portfolio ranges from industrial rotary encoders through novel input solutions for portable devices and specialty components for healthcare devices to interfaces for automotive sensor systems.

An ever increasing number of international OEMs place their trust in austriamicrosystems' standard and customer-specific sensor solutions thanks to their performance, the integration of complex functions in a small form factor and their low power consumption. austriamicrosystems last year extended the product portfolio in this area, moved into new applications and gained additional high quality customers.

Demand for MEMS microphones continues to grow strongly

With an estimated market share of more than 90 % in the attractive segment of MEMS (Micro Electro-mechanical Systems) microphones for mobile phones and notebooks, austriamicrosystems has been in the leadership position for years. The company has already delivered more than one billion interface ICs for MEMS microphones to the world's leading supplier who, as a strategic partner, offers the most successful product family in this rapidly growing market.



Sensor interface ICs for MEMS microphones form a major pillar in austriamicrosystems' consumer and communications offering and are expected to continue to deliver high growth rates this year and in years to come – because MEMS microphones have developed to become the new standard for mobile phones and smartphones, finding application with all leading manufacturers. austriamicro-systems' comprehensive product family, which was again enlarged last year, supports applications not only in notebooks but also digital compact cameras and other portable devices.

Innovative sensor solutions for growth in new applications

With the EasyPoint™ contactless 360 degree joystick solution for portable devices launched in 2009, austriamicrosystems has introduced yet another technology of the future to the market. This particularly thin, robust and easily integrated module is based on austriamicrosystems' magnetic encoder technology and offers customers substantial advantages in terms of design and cost. By virtue of its large variety of applications, ranging from smartphones through media players and GPS receivers to games consoles, this IC is a perfect example of the further development of an existing technology towards new areas of application and is already being used in first consumer devices.

A novel, miniaturized autofocus module for digital cameras, based on piezo technology, was industrialized by OEM partners in 2009. The module contains an austriamicrosystems position-sensing IC using proven magnetic field sensor technology as well as a driver IC. Significantly smaller and with lower power consumption than existing solutions, this solution will enable the next generation of smartphones and mobile phones to take high quality photos and videos and offers further exciting prospects for growth in a future market.

Significant downturn in industrial automation demand

Sales of sensors and sensor interfaces for industrial automation were weak last year as a result of the worldwide economic crisis. The worldwide slump in plant and machinery investment was reflected in significantly reduced demand for sensor solutions for industrial automation and building control, whilst customers' product launches were delayed. Nevertheless austriamicrosystems' development effort continued without cutbacks and a large number of design projects were won at both new and existing customers. Starting at the end of 2009 there is evidence of a slow improvement in demand in certain segments of the industrial electronics market.

New customers for medical imaging and personal healthcare

austriamicrosystems holds a leading position with regard to high-precision sensors and sensor interfaces for healthcare applications, with a portfolio ranging from sensor interface ICs for medical imaging devices and portable heart rate monitors to contactless sensor solutions for robotic surgery systems. In the area of medical imaging, in which austriamicrosystems supplies market-leading OEMs with sensor interface ICs for digital X-ray, computer tomography and ultrasonic applications, the company gained another leading international vendor as a customer for a customer-specific IC solution. Yet another global company chose an application-specific IC from austriamicrosystems for application in portable devices for patient self-care.

Automotive: difficult market environment, FlexRay successful

In the automotive sector, also particularly hit by the worldwide financial and economic crisis, austriamicrosystems faced a difficult demand situation in 2009, although this eased towards year end. Despite challenging market conditions and a noticeable trend towards more short-term ordering, austriamicrosystems was able to win several important designs at customers. The area of FlexRay, the innovative data bus technology for braking, suspension and steering systems, developed successfully. During last year austriamicrosystems secured new projects for the forthcoming generation of vehicles and, with its leading family of transceivers for the FlexRay industry standard, confirmed once more its outstanding position in this attractive market.

Over the past year, austriamicrosystems was able further to secure its excellent reputation as leading provider of high-sensitivity, integrated sensors and sensor interface ICs for demanding applications. Given the uninterrupted growth in the application of sensors, this market continues to offer very attractive prospects for the future and retains its key importance for the company.



Mobile Infotainment

austriamicrosystems' energy-saving and small form factor IC solutions are increasingly finding application in new areas of the communications market that reach beyond mobile devices with entertainment functions. Consequently, the focus of the mobile entertainment business area has been enlarged to cover the broader market of mobile infotainment.

Attractive portfolio for infotainment

Several generations of mobile entertainment devices like MP3 players and personal media players enjoy outstanding audio quality thanks to austriamicrosystems' integrated audio and power management ICs and complete system solutions. The negative impact of the global economic and consumer crisis in 2009 also hit the market for mobile entertainment devices and, at austriamicrosystems, resulted in noticeably reduced demand. austriamicrosystems actively countered this development by broadening its product portfolio to cover new applications in the infotainment market, in order to ensure stable positioning for the future.

austriamicrosystems also benefited from the fact that the spectrum of applications in this business area had already grown to cover components for portable navigation systems. Last year, groundbreaking solutions for new market segments were brought to the market whilst, at the same time, new possibilities arose to apply already proven technologies in exciting new applications with good growth potential in future.

austriamicrosystems as innovator in active noise cancellation

The innovative active noise cancellation chip system for portable communication devices developed by austriamicrosystems was introduced to the market in 2009. The only purely analog solution worldwide, it reduces background noise very effectively by up to 20dB, thus delivering significantly improved audio and voice quality. The technology for active noise suppression is currently finding application in the first professional headsets and high-quality earpieces, whilst direct integration in devices such as mobile phones will constitute the next stage of market penetration. Given the solution's potential for implementation with minimal design effort alongside exceptionally low power consumption, austriamicrosystems already experienced strong interest from leading OEMs last year.



E-book readers and new input devices offer attractive market opportunities

E-book readers, which make books and text available to read in digital form, constitute a new application segment with attractive potential for austriamicrosystems. A professional e-book reader recently launched in the United States is already using a power-saving audio and power management solution by austriamicrosystems for accessing audiovisual content; more customers and devices are expected to follow. austriamicrosystems anticipates that, over the next few years, the market for e-book readers will show attractive growth rates regarding devices for consumers and professional users.

ICs from austriamicrosystems are also to be found in innovative PC input devices like the Livescribe Pen, a novel pen-based input system. Livescribe uses a miniaturized audio and power management solution to maximize battery life and was launched successfully on the market in 2009. The device, the size of a pen, enables simple digital recording of speech, e.g. during presentations or press conferences, and of handwritten notes, both with rapid transfer to a PC.

Even though last year failed to meet expectations due to critical market conditions, austriamicro-systems is well positioned at important OEMs in the market for mobile infotainment. Here new applications are opening up exciting prospects for austriamicrosystems' innovative IC solutions.

Full Service Foundry

In its Full Service Foundry business area, austriamicrosystems offers contract manufacturing of complex analog and mixed-signal ICs with the emphasis on high value specialty processes. The customers of this division benefit from almost 30 years of IC manufacturing experience at the highest quality level, state-of-the-art production and test facilities along with continuous development of the technologies in use. Even during the crisis of last year, this business area proved resilient, offering solid support to the overall business.

An industry leader for contract manufacturing

Many design houses, fabless providers but also integrated semiconductor manufacturers depend on austriamicrosystems state-of-the-art manufacturing technologies for the quality of their ICs. As one of the industry's leading producers of analog and mixed-signal circuits, austriamicrosystems has its own state-of-the-art 200mm manufacturing facility at its headquarters in Unterpremstätten, which is also used for contract manufacturing.

The services customers of the Full Service Foundry area demand are primarily turnkey solutions which are created from the area's service portfolio based on customer needs – from design support through mask creation, wafer production and assembly to testing. This flexibility constitutes an important competitive advantage and is therefore key to the market success of the business area.

Specialty process success factor extended

With its own process technologies for high voltage applications, high frequencies (SiGe) and EEPROM applications, the Full Service Foundry area successfully differentiates itself from the competition. Through concentrating on high value, innovative specialty processes, austriamicrosystems has grown profitability over the years and set course for a successful future of its foundry business. In 2009 austriamicrosystems migrated yet more existing customers from standard to specialty processes.



austriamicrosystems' outstanding reputation in the area of analog process technologies was confirmed by IBM's licensing of high voltage CMOS technology from austriamicrosystems as well as the joint development of a novel high voltage CMOS process. Through access to this leading 0.18µm technology, suitable for all system-on-chip designs, contract manufacturing customers benefit from austriamicrosystems' collaboration with the world market leader.

Important contribution to overall business

With its Full Service Foundry business area, austriamicrosystems has succeeded in positioning itself on the market as a reliable analog foundry partner with a particular focus on specialty processes. The customer distribution between medium and large clients gives austriamicrosystems the further benefit of a well-balanced spread of risk. Thanks to customer relationships often stretching back many years and the professional support offered by the company, customers in this area continued to engage in close collaboration with austriamicrosystems last year.

Continuous optimization of production and quality processes is a benefit enjoyed not only by foundry customers who lack production facilities of their own. The product areas of austriamicrosystems and their customers also benefit from the expertise gained, ensuring the highest quality of manufacture and enabling the company to accommodate specific customer requirements.

The Full Service Foundry business area is an important component of austriamicrosystems' corporate strategy and contributed to the company's success again despite the difficult environment last year. Current market conditions, exhibiting signs of capacity tightness on the world market, serve to underline the potential and attractiveness of contract manufacturing focused on high-value processes and services.

Investor Relations

Corporate Governance

Executive Bodies



Investor Relations

For the first half of 2009, austriamicrosystems' share price reflected the worldwide financial and economic crisis. While the share price reached a low in March last year, it showed a respectable performance during the rest of the year and was able to recover part of the decline with respect to 2008 share price levels. This share price development reflects the company's significant improvement in business during the second half of 2009, which was accompanied by a general recovery in the semiconductor sector towards year end and rising levels of investor interest.

austriamicrosystems will continue to pursue its long-term corporate strategy with a focus on technologically leading products and markets with a promising potential for the future. Through continuous expansion of its product portfolio and the acquisition of new key accounts, the company is well positioned to offer its shareholders an attractive potential for value appreciation in the medium term.

At the annual general meeting on April 2, 2009 the company supervisory board was extended and now consists of six elected members and three staff representatives. At the same time, DI Guido Klestil was confirmed as chairman of the supervisory board. In addition, the existing authorization to buy back own shares was adapted. Through an AGM amendment the share buy-back program that commenced in July 2008 was extended to a period ending on October 2, 2011. Under this program, in 2009 219,187 shares with a nominal value of 3.06 million EUR were bought back, which amounted to 1.99% of issued shares. These shares are being held in the treasury as short-term securities and are primarily designated to service the 2009 employee share option plan which was created last year.

austriamicrosystems continues to pursue its dividend policy, which anticipates a proposal to pay out 25% of annual net profit. Because of the negative profit for the year, the board will propose no payout for 2009, but the distribution of a dividend is planned to resume once the company has returned to profit for an entire financial year.

In the 2009 financial year austriamicrosystems has continued with its active communication policy based on international standards for financial communication and investor relations. Quarterly reports, regular presentations to analysts, the financial press and institutional investors along with participation in investor conferences in Europe all assist the company in conveying targeted and comprehensive information about austriamicrosystems shares and the company to both existing and potential investors. austriamicrosystems held regular road shows at important financial centers like Zurich, London, Frankfurt and Vienna to present the company and discuss the development of its business. For further information, interested parties and shareholders are invited to access the "Investor" area on the company website www.austriamicrosystems.com, where all company press releases and publications as well as additional information relating to austriamicrosystems shares are available.

austriamicrosystems share price trend in CHF



austriamicrosystems
SPI (rebased)
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22.65
January 5, 2009
December 30, 2009

Share details

ISIN	AT0000920863
Securities number	1808109
Ticker symbol	AMS (SIX Swiss Exchange)

Corporate Governance

austriamicrosystems AG is, as an Austrian company listed in Switzerland, subject to the regulations of the SIX Swiss Exchange's directive concerning information on corporate governance ("Swiss Corporate Governance Directive").

In this context, austriamicrosystems AG points out that Austrian Corporate Law differs from the Swiss model in terms of the structure of its corporate bodies, their duties and their accountability. Hereinafter, the Austrian terms for the corporate bodies will be used. Corporations that are not constituted according to the Swiss Code of Obligations are required correspondingly to meet the regulations of the Swiss Corporate Governance Directive, which is formulated in close correspondence with the Swiss Code of Obligations. Consequently there follows a brief description of the particular features of the Austrian organizational structure:

– The Management Board is responsible for company management and representation of the company; it holds the monopoly on company management and representation. It is not subject to instructions by the shareholders or the Supervisory Board, acting rather on its own responsibility and without instructions. Where the Swiss Corporate Governance Directive calls for information on the Executive Board, corresponding details on the Management Board are provided. Nevertheless, the function of the Management Board does not correspond exactly with that of the Swiss Executive Board.

– The Supervisory Board is in charge of appointing and dismissing the Management Board and, in particular, supervising it. Furthermore, specific legal transactions also require the Supervisory Board's approval. Where the Swiss Corporate Governance Directive calls for information on the Administrative Board, corresponding details on the Supervisory Board are provided. Nevertheless, the function of the Supervisory Board does not correspond exactly with that of the Swiss Administrative Board.

– The Annual General Meeting, functioning as the supreme means of decision-making body for a company, is responsible for appointing and dismissing the members of the Supervisory Board and the appointment of the auditor. Where the Swiss Corporate Governance Directive calls for information on the General Meeting, corresponding details on the Annual General Meeting are provided. The Swiss and Austrian legal systems differ with regard to these two institutions.

As an Austrian company austriamicrosystems AG has committed on a voluntary basis to comply with the stipulations of the Austrian Corporate Governance Code. Additional information on this voluntary commitment is provided at the end of this chapter in the section entitled "Austrian Corporate Governance Code".

1 Corporate Structure and Shareholders

1.1 Corporate Structure

austriamicrosystems AG, with headquarters in Unterpremstätten, Austria, has been officially listed on the main segment of the SIX Swiss Exchange since May 17, 2004 (securities number 1808109; ISIN AT0000920863). On the date of reporting, the company had a market capitalization of approximately 250 million CHF. austriamicrosystems AG's business activity is divided into the business segments Products and Foundry. The Products business segment consists of the Consumer & Communications, Industry & Medical and Automotive market areas, while the Foundry business segment comprises the Full Service Foundry area. The business areas are headed by business area managers responsible for managing the business area within the framework of the strategy defined by the Management Board. They report directly to the Management Board of austriamicrosystems AG. Further information on the business segments is provided in the Notes to the Consolidated Financial Statements under item 1.

The company has active unlisted subsidiaries; there are no listed subsidiaries.

Company	Head office	Equity in EUR	Percentage of shares held
austriamicrosystems Germany GmbH	Munich	391,957	100%
austriamicrosystems Switzerland AG	Rapperswil	553,659	100%
austriamicrosystems France S.à.r.l.	Vincennes	-116,966	100%
austriamicrosystems Italy S.r.l.	Milan	335,313	100%
austriamicrosystems United Kingdom Ltd.	Launceston	98,132	100%
austriamicrosystems USA, Inc.	San Jose	554,259	100%
austriamicrosystems Japan Co., Ltd.	Tokyo	109,425	100%
austriamicrosystems (Philippines) Inc.	Calamba City	393,616	100%
austriamicrosystems India Private Ltd.	Hyderabad	92,415	100%
austriamicrosystems Spain SL	Valencia	22,513	100%
Aspern Investment Inc.	County of Kent	958,934	100%

1.2 Major Shareholders

In July 2007 the company was notified that the shareholder The Capital Group Companies, Inc., Los Angeles, USA, held 5.2% of the share capital whilst, after the date of reporting namely in February 2010, the company was notified that the shareholder The Capital Group Companies, Inc., Los Angeles, USA, held 3.0% of the share capital. In April 2008 the company was notified that the shareholder Schroders plc, London, United Kingdom, held 4.6% of the share capital. In September 2008 the company was notified that Dr. Berger, Vienna, Austria, held 8.3% of the share capital as trustee. In July 2009 the company was notified that the shareholder Dr. Johannes Heidenhain GmbH, Traunreut, Germany, held 3.2% of the share capital and that the shareholder Kempen Capital Management, Edinburgh, United Kingdom, held 9.2% of the share capital. In August 2009 the company was notified that the shareholder Odin Fund Management, Oslo, Norway held 4.3% of the share capital and that the shareholder Pictet Asset Management, Zurich, Switzerland held 4.1% of the share capital.



1.3 Cross Shareholding

No cross shareholdings exist at this time.

2 Capital Structure

2.1 Capital

As of December 31, 2009, austriamicrosystems AG's ordinary capital amounted to nominally EUR 26,698,436.81, divided up into 11,021,355 no-par-value shares with a calculated nominal value of EUR 2.42 per share.

2.2 Authorized and Conditional Capital in Particular

Authorized Capital

At the Annual General Meeting on March 29, 2006, the Management Board was authorized to increase the company's share capital by up to nominally EUR 10,925,024.00 through issuing up to 4,510,000 new no-par-value shares and to set the issue price and terms of issue in consultation with the Supervisory Board.

Conditional Capital

In May 2005, the Annual General Meeting authorized the Management Board to increase the share capital by EUR 2,398,203.53 by issuing 990,000 new bearer shares for cash to provide cover for stock options granted to staff members and senior executives in the company and its subsidiaries, excluding the subscription rights of existing shareholders. The terms of issue are based on the provisions of the stock option plan approved by the Management Board on April 22, 2005 (Stock Option Plan 2005).

2.3 Changes in Capital

In total, the austriamicrosystems Group's shareholders' equity amounted to EUR 197.12 million as of December 31, 2007, EUR 191.08 million as of December 31, 2008 and EUR 173.62 million as of December 31, 2009. Information about the changes in shareholders' equity over the last two reporting years is provided in the section entitled "Consolidated Statement of Changes in Shareholders' Equity acc. to IFRS for the year ended December 31, 2009" in the financial part of this Annual Report.

2.4 Shares and Participation Certificates

On the date of reporting, austriamicrosystems AG's share capital consisted of 11,021,355 common no-par-value shares issued to bearer with a calculated nominal value of EUR 2.42 per share. Every bearer of a common share has the right to vote and is entitled to receive dividends; there are no preferential rights. All shares are equal in terms of the company's residual assets; all capital was paid in. There are no participation certificates.

2.5 Profit Sharing Certificates

There are no profit-sharing certificates.

2.6 Restrictions on Transferability and Nominee Registration

The company only has bearer shares outstanding. There are no restrictions on transferability or corporate rules on nominee registration.

2.7 Convertible Bonds and Option Plan

On October 31, 2002, the Management Board approved a stock option plan for senior executives and important staff members of the company and its subsidiaries. From 2002 to 2005, 200,790 options were issued at an exercise price of EUR 6 (EUR 18 prior to share split) per share. One option entitles the bearer to buy one share in the company. 33% of the options can be exercised on the first day of grant at the earliest, 33% one year later at the earliest and 34% after two years at the earliest. The last possible exercise date is January 1, 2012. In 2006, the company exercised an existing option by repurchasing 174,375 of its own shares at EUR 6.00 each to cover its obligation under Stock Option Plan 2002. As a result, exercising of the options from SOP 2002 leads to no increase in the number of shares issued and no dilution effect. In 2009 none of these shares was transferred to employees or bodies of the company as a result of options being exercised. On April 22, 2005, the Management Board approved a stock option plan for staff members and senior executives in the company and its subsidiaries (Stock Option Plan 2005). This provides for the issue of a total of 990,000 options over a period of four years. According to the conditions of SOP 2005, options forfeited back to the company may be re-issued until the end of the plan period. In 2009 20,000 options were granted, so a total of 908,802 options have been granted (after deduction of forfeited options). One option entitles the bearer to buy one share in the company. 20% of the options issued can be exercised a year after issue at the earliest and the remainder in 20% installments for each further year after issue at the earliest. The last possible exercise date is June 30, 2015. The options' strike price is calculated from the average market price of the austriamicrosystems share over the three months prior to granting of the stock options, minus a discount of 25%. To fund the options issued, the conditional capital increase described in section 2.2 will be used. Share options (SOP 2005) granted in 2009 were provided by options forfeited to the company. Differing from the practice in previous years, options (SOP 2005) were not subject to a discount of 25% with respect to average market price over the three months prior to granting of the option. The options are non-transferable.

An additional Stock Option Plan (SOP 2009) was approved at the Annual General Meeting of April 2, 2009. Under the terms of SOP 2009, over a period of 4 years a total not exceeding 1,100,000 options of no-par company shares will be granted, corresponding to around 10% of the company's current stock. It is planned that the options will be granted over a period of four years. Every option granted entitles the participant to purchase a no-par share in austria-microsystems AG. Exercise of options will be possible annually to the extent of 25% on the days of the first, second, third and fourth anniversaries of granting, i.e. in four equal tranches. The preferential price of the options is calculated from the average stock market price over the 3 months prior to granting of the stock options. All options granted must be exercised by June 30, 2017. In 2009 236,030 stock options were distributed from SOP 2009.

3 Supervisory Board

On the date of reporting, the company Supervisory Board was composed of nine members, of whom three were employee representatives. The members were not employed as members of the company's or a subsidiary's management board and are therefore non-executive.

Corporate Governance

3.1/3.2/3.3/3.4 Members of the Supervisory Board, Other Activities, Vested Interests, Cross-Involvement, Election and Terms of Office
Insofar as nothing to the contrary is mentioned below, no material activities, vested interests or cross-involvements exist regarding the members of the Supervisory Board.

Under the Corporate Governance Directive and the relevant comment by SIX Swiss Exchange, activities and vested interests are only indicated in listed Swiss and foreign organizations or ones that operate in the same or a related industry sector as the company.

DI Guido Klestil (Chairman), born in 1942, Austrian citizen. Chairman of the Supervisory Board since 1988. Re-elected in 2009, current term of office until 2014. After completing his studies in Communications Engineering, during his almost 40-year career Guido Klestil held management positions in major international companies in the electrical and electronics industry, including General Manager of ITT Austria, General Manager of Alcatel Austria and member of the Management Board of Austrian Industries. He is member of the Supervisory Board of the Wiener Städtische Versicherung AG (Austria) and member of the Board of Advisors of the American Chamber of Commerce in Austria.

Prof. Dr. Siegfried Selberherr (Deputy Chairman), born in 1955, Austrian citizen. Member of the Supervisory Board since March 2001, Deputy Chairman since July 2001. Re-elected in 2009, current term of office until 2014. After completing his studies in Electrical Engineering, Prof. Selberherr earned a doctorate in Technical Sciences. He has been a full professor at the Institute of Microelectronics at Vienna University of Technology since 1988 and was Dean of the Faculty of Electrical Engineering and Information Technology from 1998 to 2005. Prof. Selberherr is internationally recognized for his research in microelectronics, particularly in the field of technology computer-aided design (TCAD), and advises several international semiconductor companies.

Dipl. Wirtsch. Ing. Klaus Iffland, born in 1956, German citizen. Member of the Supervisory Board since March 2006. Re-elected in 2009, current term of office until 2014. Having graduated in Mechanical Engineering and Business Studies, Klaus Iffland held executive positions at Audi AG in production, development and purchasing, and was head of purchasing from 1996. Since 2002 he has held executive positions at Magna International, a leading worldwide automotive supplier, first as a member of the management board of Magna Steyr Fahrzeugtechnik, then as President of Intier Automotive Europe and Magna Closures, VP Purchasing at Magna International Europe and VP Procurement & Supply at Magna Steyr. Since 2008 he is VP Global Purchasing Magna International Europe.

Dipl. Kfm. Michael Grimm, born in 1960, German citizen. Member of the Supervisory Board since 2009, current term of office until 2014. Dipl. Kfm. Grimm studied Management at the University of Frankfurt and then worked as a tax consultant and auditor at Arthur Andersen Wirtschaftsprüfungsgesellschaft, lately as a partner and head of the Leipzig office. From 1997 until 2001 he was at Hoechst AG with responsibility for group accounts and was involved in the transformation of Hoechst AG into Aventis. From 2002 until 2005 Dipl. Kfm. Grimm was director of finance, accounting and investments at Grohe Water Technology AG & Co. KG, then Managing Director of Triton Beteiligungsberatung GmbH, an investment company with holdings in medium-size companies in Germany and Sweden. Since 2008 Dipl. Kfm. Grimm has been Commercial Director of Dr. Johannes Heidenhain GmbH.

Mag. Hans Jörg Kaltenbrunner, born in 1957, Austrian citizen. Member of the Supervisory Board since 2009, current term of office until 2014. Having studied at Vienna University of Business and Economics, Mag. Kaltenbrunner began his professional career at the Trade Delegation in Taipei, Taiwan as deputy trade delegate for Austria until, from 1985-1994, he assumed management positions in the area of international commerce at the Hong Kong office and in asset management at Creditanstalt-Bankverein. Following appointments to the management boards of RHI AG and Austria Mikro Systeme AG, since 2002 Mag. Kaltenbrunner has been a partner at Andlinger & Company and, in this capacity, has served as a member of the management and supervisory boards of international industrial companies.

Dr. Kurt Berger, born in 1966, Austrian citizen. Member of the Supervisory Board since 2009, current term of office until 2014. Having studied law in Graz, Dr. Berger was an assistant professor and member of teaching staff at Vienna University of Business and Economics. In 1996 he was awarded a doctorate by Vienna University. Since 1999 Dr. Berger has worked as an attorney at the firm of Berger Saurer Zöchbauer in Vienna focusing on company law and associated capital market law, corporate transactions, acquisitions, funding and business law. He is Vice President of the supervisory board of Binder + Co. AG and a member of the supervisory boards of CEE Immobilien Development AG and Waagner-Biro AG (all in Austria).

Johann C. Eitner (Employee Representative), born in 1957, Austrian citizen. Member of the Supervisory Board since July 1994. Re-elected in 2009, current term of office until 2014. Chairman of the Workers' Council and Employee Representative on the Supervisory Board since 1994. During his more than 30-year career, Johann Eitner has been employed as an electrician in various positions and, since 1984, as supervisor in the mask lithography department. He was trained as an electrician.

Ing. Günter Kneffel (Employee Representative), born in 1968, Austrian citizen. Member of the Supervisory Board since March 1999. Re-elected in 2009, current term of office until 2014. Since 1999, Chairman of the Employee Council and Employee Representative on the Supervisory Board. After completing his studies in RF Engineering and Electronics, Ing. Günter Kneffel gained more than 15 years of professional experience as a process engineer for photolithography.

Dipl. Ing. Kurt Layer (Employee Representative), born in 1953, Austrian citizen. Member of the Supervisory Board since 2009. Current term of office until 2014. Member of the Employee Council since 1984. Dipl. Ing. Kurt Layer studied Electrical Engineering at Graz University of Technology and received a degree in Medical Electronics. He has worked for more than 25 years at austriamicrosystems in areas including Design, Quality and Research & Development.

Unless decided otherwise by the Annual General Meeting, members of the Supervisory Board are elected for the longest term possible in accordance with the Austrian Stock Corporation Act, i.e. until the end of the Annual General

Meeting that decides on their discharge for the fourth business year after the election. For this purpose, the business year in which they were elected is not included in the calculation. The Articles of Association do not stipulate any staggering of the Supervisory Board members' terms of office.

3.5 Internal Organization

3.5.1 Allocation of tasks in the Supervisory Board

Both the Management Board and the Supervisory Board have rules of procedure. The Supervisory Board has a chairman and two deputy chairmen. The Supervisory Board can appoint one or more committees from its midst for the purpose of preparing its negotiations and resolutions or monitoring the implementation of its resolutions. The Supervisory Board of austriamicro-systems AG has formed the following committees: Staff Committee, Financial Audit Committee, Nomination Committee and Emergency Committee.

3.5.2 Members list, tasks and area of responsibility for all committees of the Supervisory Board

– Staff Committee:

The Staff Committee is responsible for negotiating and passing resolutions on the relationship between the company and the members of the Management Board except resolutions on appointments and dismissals of members of the Management Board (signing, adaption and termination of the employment contracts for members and remuneration for the Management Board, etc.) The members of this committee are DI Guido Klestil (Chairman), Prof. Dr. Siegfried Selberherr and Johann C. Eitner.

– Financial Audit Committee:

The Financial Audit Committee is, amongst other things, in charge of examining the annual financial statements, the management report and the proposal on the appropriation of profits, preparing the reports to be submitted to the Annual General Meeting and discussing the audit report with the auditor. The members of this committee are Mag. Hans Jörg Kaltenbrunner (Chairman), DI Guido Klestil and Johann C. Eitner.

– Nomination Committee:

The Nomination Committee is responsible for preparing proposals to the Supervisory Board regarding appointments to executive positions that become available on the Management Board, strategies for succession planning and proposals to the Annual General Meeting regarding appointments to positions that become available on the Supervisory Board. The members of this committee are DI Guido Klestil (Chairman), Prof. Dr. Siegfried Selberherr, Mag. Hans Jörg Kaltenbrunner and Johann C. Eitner.

– Emergency Committee:

This committee was formed as part of the implementation of Rule 39 of the Austrian Corporate Governance Code (see section "Austrian Corporate Governance Code" at the end of this chapter). The Emergency Committee is set up to discuss the affairs of the Supervisory Board in cases of imminent danger ("danger in delay") and, if the situation absolutely requires it, to decide on them. The members of this committee are DI Guido Klestil (Chairman), Prof. Dr. Siegfried Selberherr, Mag. Hans Jörg Kaltenbrunner and Ing. Günter Kneffel.

3.5.3 Working procedures of the Supervisory Board and its committees

The meetings of the Supervisory Board are presided over by the Chairman and, in his absence, by a Deputy Chairman. Resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Chairman's vote is decisive. In principal the Management Board also attends the Supervisory Board's meetings. Unless the chairman of the meeting decides otherwise, the Management Board is merely granted an advisory vote. The Supervisory Board is entitled to request written reports on corporate affairs and managerial issues from the Management Board at any time. A committee is entitled to adopt a resolution which is binding for the Supervisory Board only in cases where the committee has been granted such decision-making power by the Supervisory Board in advance. The Supervisory Board appoints a committee member as Committee Chairman and an additional committee member as the Chairman's deputy. Committee resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Committee Chairman's vote is decisive.

The Supervisory Board normally convenes five times a year. During the past year, the Supervisory Board convened a total of eight times with sessions lasting between one and eight hours. The Staff Committee convened a total of nine times with sessions lasting an average of around two hours. The Financial Audit Committee convened a total of four times with sessions lasting an average of around 1.5 hours. The Nomination Committee did not convene. The Emergency Committee convened once for about three hours.

3.6 Definition of Area of Responsibility

The Management Board of austriamicrosystems AG acts on its own responsibility and is not subject to instructions from the shareholders or the Supervisory Board. Specific legal transactions individually listed in the Austrian Stock Corporation Act require approval by the Supervisory Board. The Supervisory Board supervises the business conduct of the Management Board. The Management Board clears the company's strategic orientation with the Supervisory Board and discusses the status of strategy implementation with the Supervisory Board at regular intervals.

3.7 Information and Control Instruments vis-à-vis the Management Board

The company possesses a Risk Management System and a Management Information System (MIS). Within the framework of the Risk Management System, recognizable risks in numerous areas of the company are regularly compiled and assessed. The principal results are subsequently evaluated by the Management Board and brought to the attention of the Supervisory Board. The company's MIS compiles a multitude of performance indicators from various areas of the company as well as comprehensive financial information and promptly makes them available to Management as processed files in electronic form.

4 Management Board

4.1/4.2 Members of the Management Board, Other Activities and Vested Interests

Insofar as nothing to the contrary is mentioned below, no material activities or vested interests exist regarding the members of the Management Board.

Corporate Governance

John A. Heugle, MSc, born in 1958, US citizen. Chairman of the Management Board since April 2002. Contract term till 2013. During his more than 25-year career, John A. Heugle worked in Europe, the United States and Asia and has been with austriamicrosystems AG since 2002. He has held a series of management positions in companies in the electronics and telecommunications sectors, such as Molex Inc., Stocko Metallwarenfabriken GmbH and Krone AG. John A. Heugle studied Metallurgical Engineering at the University of Oklahoma (Bachelor of Science) and Material Science at Northwestern University (Master of Science) in the United States.

Mag. Michael Wachsler-Markowitsch, born in 1968, Austrian citizen. Member of the Board responsible for finance since February 2004. Contract term till 2013. He has been with austriamicrosystems AG since 2001, holding the position of Chief Financial Officer since 2003. During his more than ten-year career, Michael Wachsler-Markowitsch was finance director of Ahead Communications AG and worked as a consultant and auditor for international mandates at KPMG Austria. He has extensive experience in accounting, corporate finance and tax consultancy. Michael Wachsler-Markowitsch studied Business Administration at Vienna University of Business and Economics (Magister degree) and founded Dynaconsult GmbH, an IT consulting firm, during the same period. He is member of the Management Board of the Styrian Federation of Industry and heads the representative body for the electrical and electronics industries at the Styrian Chamber of Commerce.

4.3 Management Contracts

There are currently no management contracts.

5 Compensation, Shareholdings and Loans

5.1 Content and Method of Determining Compensation and Share Ownership Programs

The Annual General Meeting is in charge of determining the remuneration of the company's Supervisory Board. A shareholder may submit a proposal for resolution to the Annual General Meeting.

The remuneration and share ownership programs of the individual Management Board members are determined annually by the Supervisory Board's Staff Committee. The Supervisory Board is not informed separately about the developments in this process. The Management Board members do not have a right to attend the Staff Committee meetings. External advisers were not consulted last year.

The amount of the variable part of the remuneration is determined according to the fulfillment of annually determined performance targets for the members of the Management Board. This was based on targets for turnover and net indebtedness, with the level of achievement taking into account 50% each for turnover and net indebtedness. The determination of the annual compensation includes an external benchmarking of the remuneration and remuneration structure with respect to comparable positions in selected sectors on both a national and international basis.

Further details are given in the Notes to the Consolidated Financial Statements under item 26. In the period under review, the variable part of the remuneration was 50% of the basic remuneration for the CEO and 50% of the basic remuneration for the CFO. In addition, a profit sharing program for all employees including the Management Board was instituted at the end of 2009. Under the program, starting in 2010 up to 5% of yearly pre-tax profit plus up to 100% top-up bonus based on certain sales growth criteria will be allocated relative to employees' yearly gross remuneration and distributed not exceeding a maximum of 15% of each employee's yearly gross remuneration.

The Management Board members receive a severance pay of two gross monthly salaries per year of service. In case of termination of their Board membership they have a claim in the amount of the severance payment at the end of their contract period, except if the contract is terminated by the Management Board member. There are no further claims from company pension schemes or in case of termination of Board membership.
D&O insurance is in place for members of the Management Board.

5.2 Transparency in Compensation, Shareholdings and Loans for Issuers Based Abroad

Regarding compensation for acting Board members, further details are given in the Notes to the Consolidated Financial Statements under item 26. Retired Board members were not granted any termination pay. In the year under review, former Board members were not granted any compensation.

6 Shareholders' Right of Participation

6.1 Voting Rights and Representation Restrictions

All shareholders of austriamicrosystems AG hold common bearer shares. Every share entitles its bearer to one vote at the Annual General Meeting. There are no voting right restrictions. Voting by proxy is only possible with a written power of attorney which remains with the company.

6.2 Statutory Quorums

The resolutions passed by the Annual General Meeting require the majority of the votes cast (simple majority) insofar as the Austrian Stock Corporation Act or the Articles of Association do not foresee a larger majority or additional requirements. austriamicrosystems AG's Articles of Association do not call for a higher number of votes than those required by the Austrian Stock Corporation Act.

6.3 Convocation of the Annual General Meeting

Pursuant to the Austrian Stock Corporation Act, the Annual General Meeting is convened by the Management Board. In accordance with the company's Articles of Association, the Annual General Meeting shall be convened at least 28 days prior to the appointed date. The convocation is published in the "Wiener Zeitung" and announced in "Finanz & Wirtschaft".

6.4 Agenda

In compliance with the Austrian Stock Corporation Act, the agenda proposed for the Annual General Meeting is published in connection with the convocation of said meeting. In any case, the agenda must be disclosed at least seven days prior to the day on which the shares must be deposited for participating in the Annual General Meeting. Should the passing of a certain resolution require a qualified majority, this resolution must be disclosed 14 days prior to the day of the Annual General Meeting. A minority of 5% of the ordinary capital may



demand that the agenda of a previously convened Annual General Meeting be supplemented, but only in the event that the request is filed sufficiently early to allow compliance with the above-mentioned time limits. Those proposing must have been in possession of the shares for at least three months prior to making their proposal and must hold the shares until the decision is reached regarding the proposal.

6.5 Inscriptions into the Share Register

The company only has bearer shares outstanding and therefore does not keep a share register.

7 Changes of Control and Defense Measures

7.1 Duty to Make an Offer

Since austriamicrosystems AG is an Austrian corporation listed in Switzerland, the regulations of the Swiss Federal Law on Securities Exchanges and Securities Trading regarding offer obligations do not apply. Furthermore, the regulations of Austrian takeover law relating to offer obligations do not apply to austriamicrosystems AG. The Articles of Association of austriamicrosystems AG do not contain any provisions regarding offer obligations.

7.2 Clauses on Change of Control

There are no change of control clauses.

8 Auditors

8.1 Duration of the Mandate and Term of Office of the Lead Auditor

The existing auditing mandate was assumed by KPMG Alpen-Treuhand GmbH, now KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH, Vienna, in 2005. Its election as auditor for the year under review was confirmed at the Annual General Meeting on April 2, 2009. The chief auditor, Mag. Helmut Kerschbaumer, who is responsible for this mandate, took office in 2005.

8.2 Auditing Fees

The auditing firm charged auditing fees amounting to EUR 91,000 during the year under review.

8.3 Additional Fees

The auditing firm charged fees for additional consulting services amounting to EUR 4,080 during the year under review.

8.4 Supervisory and Control Instruments Pertaining to the Audit

The auditor reports regularly to the Supervisory Board's Financial Audit Committee both orally and in writing. In the period under review, the auditor attended two Supervisory Board meetings and two Financial Audit Committee meetings.

The auditor is monitored and evaluated by the Supervisory Board's Financial Audit Committee at regular intervals. The auditor is selected on the basis of a tendering process that takes a catalog of criteria into account. The auditor's remuneration is checked regularly against prevailing market fees. The lead auditor for the company rotates every five years.

9 Information Policy

austriamicrosystems AG is committed to an open and transparent information policy towards the stakeholders.

All important information on the development of business and the share price (reports, financial calendar and share price data) is available on the company website www.austriamicrosystems.com under the "Investor" tab.

The company's ad-hoc publications are available via http://www.austriamicrosystems.com/eng/Investor/Financial-News/Ad-hoc and can be subscribed via http://www.austriamicrosystems.com/eng/Investor/Investor-Contact/Subscribe.

Share-price-influencing events are published promptly through the media and on the website. austriamicrosystems AG issues quarterly reports regarding the development of its business. The publications are made available in electronic form. The Annual Report can also be obtained in a printed version. For the company's contact details, refer to the publishing information at the end of this Annual Report.

Austrian Corporate Governance Code

As an Austrian stock company, austriamicrosystems AG has committed itself to compliance with the Austrian Corporate Governance Code in a declaration of commitment. This code represents a voluntary commitment of companies to the principles of transparent corporate governance and contains corresponding recommendations. The code is available on the internet in electronic form at www.corporate-governance.at. However, since austriamicrosystems AG is not listed in Austria, it has – in compliance with the principle of the Preamble of the Austrian Corporate Governance Code – in its declaration of commitment exempted itself from those guidelines of the Austrian Corporate Governance Code which are based on the provisions of the Austrian Stock Corporation Act or closely associated with it. Furthermore, austriamicrosystems AG has stated the following additional deviations from the L and C rules of the Austrian Corporate Governance Code:

- Rules 53, 54: Application of these rules cannot be determined by the company because the Annual General Meeting decides upon membership of the Supervisory Board without restrictions. Oriented on Appendix 1 of the Austrian Corporate Governance Code, the members of the Supervisory Board are to be seen as independent for the purpose of rules 53 and 54.
- Rule 28: The passing of a resolution on stock option plans for the Management Board required by this rule is effected by the Supervisory Board's Staff Committee in the interest of a consistent remuneration policy for members of the Management Board.

Executive Bodies

Management Board

John A. Heugle (CEO)

Michael Wachsler-Markowitsch (CFO)

Supervisory Board

Guido Klestil (Chairman)

Hans Jörg Kaltenbrunner (Deputy Chairman, since April 2009)

Siegfried Selberherr (Deputy Chairman)

Kurt Berger (since April 2009)

Michael Grimm (since April 2009)

Klaus Iffland

Johann Eitner (Employee Representative)

Günter Kneffel (Employee Representative)

Kurt Layer (Employee Representative, since April 2009)





Contents

Financial Information

Group Management Report 2009

1 Overview of the economic environment and the past financial year

The worldwide semiconductor industry faced a severe crisis due to the worldwide financial and economic crisis during 2009. After contracting by 2.8% to USD 249bn during 2008 the global semiconductor market deteriorated by another 9.0% to USD 226bn in 2009. The relevant market segment for austriamicrosystems, analog semiconductors, encountered dramatic demand problems and decreased by 10.2% to USD 32bn (previous year: USD 35.6bn)[1]. This was the third year in sequence the market showed a decline (2008: -2.2%). Europe is austriamicrosystems' core market for industrial and automotive analog ICs. The whole European market showed a decline of 21.9%. The European market for analog ICs for industrial applications contracted by 21.4%, whilst the market for automotive analog ICs deteriorated by 25.4%.

austriamicrosystems was affected by this worldwide development and experienced a decline in revenues of 26% compared with the previous year. Whilst the company revenues declined by more than 34% during the first three quarters of the year, a small growth of 2% has been achieved during the fourth quarter of 2009 compared with the fourth quarter in 2008. This development was also reflected by bookings and capacity utilization. Although the company recorded particularly weak bookings during the first half of the year, a strong increase of orders in all markets has been recorded during the second half of the year. A similar situation has been experienced in production: the first half of the year showed a utilization slightly above 50% which rose to well above 80% during the fourth quarter.

The main reason for this development was a massive decrease in inventories within the whole value chain that even exceeded the decrease of end-customer demand. As it turned out during the year that the recession would not lead to a worldwide depression, the sentiment of all market participants as well as their order patterns turned around. Bookings and revenues of the whole semiconductor industry increased considerably during the second half of the year.

During the business year these influences were determining the negative development of revenues, EBIT and net result compared with the previous year. Due to the high fixed costs within the business model a loss had to be recorded in 2009. Nevertheless, during the fourth quarter small earnings and a reduction of the net debt have been achieved.

[1] Source: WSTS, Dec. 2009



Its clear positioning in the analog semiconductor sector and continuing high strategic investments enabled austriamicrosystems to consolidate its position as a market-leading supplier of both high-performance standard and customized products in 2009. Focused on broadening its standard product portfolio and expanding its worldwide customer base, the company was successful in its focus markets in the past year and prepared a solid foundation for strong profitable growth.

More than 25 years of experience in the analog segment together with a global presence give austriamicrosystems a competitive edge. The company's customers appreciate its in-depth expertise in the development of analog semiconductors with low power consumption and very high accuracy. The company's worldwide sales and development network opens up the necessary opportunities to participate in the growth markets in Europe, Asia and North America and to return to growth in the next year.

A very important part of austriamicrosystems' product strategy is the unaltered focus on the development of platforms with derivative products in targeted focus segments. The development of standard product families on a common basis gives the company the opportunity to distribute the high development costs across a range of products and customers for related applications, thus achieving attractive contribution margins from higher volumes while at the same time reducing risks.

The Products business segment includes the Consumer & Communications, Industry & Medical and Automotive markets.

In the Consumer & Communications segment austriamicrosystems is strongly positioned with products for lighting and power management for portable devices and large LCD-displays and special solutions for 'mobile infotainment'. austriamicrosystems holds a leading position in lighting management for mobile phones. In the past business year new products have been presented enabling astounding lighting effects in mobile phones and a variety of other consumer applications. The AS3665 delivers sharper color, smoother color effects and superior brightness with a minimum amount of design effort. This new funlight LED driver turns any application such as mobile phones, MP3 players, mobile computers, portable game stations, speaker boxes, toys and any audio equipment into a true eyecatcher. With the broad product portfolio, which has been expanded in 2009, the company also supplies – among others – the two key customers Nokia, the clear worldwide leader in the mobile handset market and SonyEricsson. The company is also a leader in the market for

LED-backlighting for large LCD screens with advantageous technical solutions that succeed on the market. The innovative product family helps facilitate extremely flat LCD TVs with the highest possible contrast ratios resulting in outstanding picture quality. A patented power saving technology actively regulates the LED power supply and minimizes power dissipation in the system. Customers like LG Electronics already apply austriamicrosystems' LED-driver in large numbers within different premium LCD TV models which are successful on the worldwide market.

Overall the year 2009 reinforced austriamicrosystems' strong position with differentiated solutions for the global Consumer & Communications market.

In 2009 the industry electronics market area was characterized by strongly decreasing customer demands for sensor interfaces, industrial automation and similar applications. Important customers reduced their order volumes due to the continuing crisis in numerous industrial markets. austria-microsystems expects that the demand in industrial electronics markets will only hesitantly recover to a certain extent in the upcoming year. Nevertheless, magnetic rotary encoders still evolved positively in 2009. The new input solution EasyPoint™ was unveiled, which is based on magnetic rotary encoders and represents a leap in technology for user input in mobile devices. For devices like smartphones, mobile gaming consoles and mobile devices EasyPoint™ offers new solutions with considerable cost advantages and opens up highly attractive markets for austriamicrosystems. The product already produced a lot of interest with customers and is used in new models. Therefore austriamicrosystems reasserts its leading position in this product segment in which the range of application is steadily growing.

Despite the global economic crisis, fortunately the medical market area appeared relatively robust. In the market of 'Digital Imaging' which comprises imaging applications such as computer tomography, digital x-ray and ultrasonics, austriamicrosystems is a leading system supplier for complex sensor interfaces. On the basis of long-term strategic partnerships with customers, extensive research projects have continued successfully. Another focus of this market area are medical devices for personal usage.

The Automotive market area also suffered significantly from the automobile industry's sales crisis which resulted in a severe decrease of bookings. The order patterns of customers were characterized by high uncertainties but towards year end order volumes recovered slightly.

austriamicrosystems' automotive business is focused on complex sensor interfaces for security systems, entry systems and battery management as well as contactless position encoders. Important new customers have been acquired in Asian markets. Market development for FlexRay transceivers, the upcoming standard for data bus systems in vehicles, has again developed successfully.

The Foundry business segment, which provides manufacturing services for semiconductors designed by its customers, is a one-stop shop, providing a full range of services from development support to final testing besides state-of-the-art manufacturing. The success of this concept was also proven during the critical market environment of 2009, which could be successfully concluded by the business segment as it expanded its position as a leading analog foundry with focus on specialty processes.

In operations the industry-wide slump in demand led to a decrease in capacity utilization to significantly under 50%. Therefore a considerable amount of fixed costs could not be absorbed, which caused a strong decline of the operating margin and a negative result of operations in the first half of the year. Due to well-directed cost reductions, permanent improvements have been achieved in production efficiency for wafer manufacturing and test, which are going to have a positive impact on margin structure when returning to full capacity utilization. Besides this, manufacturing capacity has also been suspended for cost reductions. During the second half of the year capacity utilization increased and eased the cost situation by the end of the year. During the past year austriamicrosystems started to use the innovative Through-silicon-via technology in production, which offers possibilities for new high-grade multi-chip sensor solutions. The development partnership with IBM for innovative high voltage CMOS process technology in 0.18µm is on the threshold of successful completion. The new process technology will be available at the manufacturing partner at the end of 2010.

2 Business results

2.1 Development of revenues


Industry & Medical 43%
Consumer & Communications 25%
Full Service Foundry 17%
Automotive 15%

Revenues for the financial year 2009 showed a decline of 26% compared with 2008. Primarily responsible for this result was the dramatic slump in customer demand due to the worldwide financial and economic crisis. Whilst revenues went down by approximately 38% during the first quarter, a slight growth in revenues compared with Q4 2008 has been achieved during the fourth quarter of 2009. Consolidated group revenues thus decreased to EUR 137.2m in 2009 (2008: EUR 184.7m).

The revenue breakdown by markets is as follows:



in millions of EUR	2009	2008	Change in %
Products			
Consumer & Communications	34.7	47.9	-28%
Industry & Medical	58.8	78.4	-25%
Automotive	20.1	29.4	-32%
	113.6	155.7	-27%
Full Service Foundry	23.6	29.0	-19%

Currency exchange rate developments and the worldwide economic crisis, based on the financial crisis in the USA, also affected the distribution of revenue by regions. Whereas austriamicrosystems fell short particularly in Europe, the shortfall in the USA was smaller – although on a low level. In the Asia/Pacific region the business with existing and new customers has been slightly increased. The expansion of the sales and distribution network in all regions enabled the acquisition of new customers and stronger market penetration, to allow all regions to become a growth driver for austriamicrosystems again in the future.




EMEA 55% (–11)
Asia/Pacific 31% (+9)
Americas 14% (+2)

EMEA (Europe, Middle East, Africa)

The revenue breakdown by regions is as follows:

in millions of EUR	2009	2008	Change in %
EMEA	75.5	121.1	-38%
Americas	19.0	22.0	-14%
Asia/Pacific	42.6	41.6	2%

2.2 Orders received and order backlog

As a result of the worldwide economic crisis the orders received also decreased by 11% from EUR 171.6m to EUR 153.0m due to the slump in the first half year and to cautious ordering patterns on the part of nearly all market participants. Fortunately the total order backlog by year-end rose by 53% from EUR 29.8m in 2008 to EUR 45.6m in 2009 and thus to nearly 'pre-crisis' levels, particularly due to a extraordinary fourth quarter.

Development of revenues and orders:

in millions of EUR	2009	2008	Change in %
Revenues	137.2	184.7	-26%
Orders received	153.0	171.6	-11%
Total order backlog	45.6	29.8	53%

2.3 Earnings

The gross profit on revenues decreased dramatically to EUR 46.9m in 2009 compared with EUR 93.5m in the previous year. This decline is particularly due to the deterioration of revenues in the first half of 2009. Therefore gross margin fell to 34% in 2009 compared with 51% in the previous year. Whilst prices for the company remained stable, the slump of margins was caused by massive underutilization in the production areas. Research and development costs were slightly reduced although personnel costs had a mainly contrary effect. Sales and administrative costs remained stable.

Due to the decrease in revenues and the underutilization of production, the operating result (EBIT) decreased by EUR 43.6m to EUR -18.6m in 2009. Simultaneously with the decrease in EBIT, EBITDA (earnings before interest and taxes plus depreciation) also decreased by EUR 44.1m to EUR 2.8m.

The utilization of certain historic write downs since 2005 and the 2009 result led to a tax gain of EUR 1.2m for 2009.

The net income showed a decrease to EUR -18.0m in 2009 from EUR 12.3m in 2008. The return on equity decreased accordingly from 6% to -10% and the return on revenues also sank from 7% to -13%.

in millions of EUR	2009	2008	Change in %
Gross profit on revenues	46.9	93.5	-50%
Gross margin	34%	51%	
EBITDA	2.8	46.9	-94%
Operating result (EBIT)	-18.6	25.0	-174%
EBIT margin	-14%	14%	
Financial result	-0.6	-12.5	95%
Result before tax	-19.2	12.6	-252%
Net result	-18.0	12.3	-246%
Return on equity	-10%	6%	
Return on revenues	-13%	7%	

2.4 Assets and Financial Position

The balance sheet structure shows a high ratio of fixed to total assets, common to the semiconductor industry. The share of intangibles and property, plant and equipment in the total assets changed slightly from 44% in 2008 to 43%. The investments in fixed assets affecting cash (capital expenditures) of EUR 10.3m were significantly below the current depreciation of EUR 22.3m. Investments affecting the cash to revenue ratio remained at about 8% in 2009. The equity to fixed assets ratio reached 130% in the last year compared with 134% in the previous year.



The fixed assets include a deferred tax asset of EUR 31.2m (previous year: EUR 30.9m). Under the current tax legislation these can be carried forward indefinitely but are expected to be used to offset income tax within the next five years.

Inventories amounted to EUR 48.4m at the end of 2009 (2008 EUR 63.0m). This decrease derives particularly from lower capacity utilization, which reflects the reduced demand of our customers, which led to production cuts.

Trade receivables declined also due to the decrease in revenues. At the 2009 year end trade receivables amounted to EUR 27.2m (2008: EUR 37.0m).

Due to the negative net result the group's equity decreased by 9% to EUR 173.6m. As a result the equity ratio is 60% (2008: 62%).

Over the same period, financial liabilities increased by EUR 6.0m from EUR 61.9m to EUR 67.9m. The debt to equity ratio increased to 39% from 32% in the previous year. Nevertheless, through cost reductions and active working capital management an increase in liquidity could be ensured. As of the balance sheet date, net debt amounted to EUR 25.7m, which was 18% below the previous year's level of EUR 31.2m.

Assets (in millions of EUR)	2009	2008	Equity and liabilities (in millions of EUR)	2009	2008
Inventories	48.4	63.0	Financial liabilities	67.9	61.9
Trade receivables	27.2	37.0	Trade liabilities	14.3	18.1
Other current assets	47.4	34.1	Other liabilities	23.3	25.2
Fixed assets	134.0	142.4	Provisions	9.1	11.1
Deferred tax asset	31.2	30.9	Shareholders' equity	173.6	191.1
Total assets	**288.2**	**307.4**	**Total liabilities**	**288.2**	**307.4**


Assets
(in millions of EUR)
288.2
307.4
9%
16%
47%
11%
12%
11%
46%
10%
2009
2008
Equity and liabilities
(in millions of EUR)
288.2
307.4
8%
60%
6%
8%
4%
62%
2009
2008
Inventories
Trade receivables
Other current assets
Fixed assets
Deferred tax assets
Financial liabilities
Trade liabilities
Other liabilities
Provisions
Shareholders' equity

	2009	2008
Equity ratio	60%	62%
Debt to equity ratio	39%	32%
Equity to fixed assets ratio	130%	134%



2.5 Cash flow

The operating cash flow reached EUR 20.3m in 2009 compared with EUR 47.5m in the previous year. The decrease resulted primarily from the negative result. The cash flow from investing activities was EUR -22.9m (2008: EUR -17.2m) with expenses of EUR 10.3m for additions to intangible assets, property, plant and equipment (2008: EUR 14.4m). Of the cash flow from financing activities, EUR 25.3m (2008: EUR 21.6m) have been used to repay debt. The free cash flow amounted to EUR -2.6m (2008: EUR 30.3m).

The company's liquidity increased in 2009. Cash including short-term investments increased from EUR 30.7m at the end of 2008 to EUR 42.2m at the end of 2009.

in millions of EUR	2009	2008	Change in %
Operating cash flow	20.3	47.5	-57%
Cash flow from investing activities	-22.9	-17.2	-33%
Free cash flow	-2.6	30.3	-109%
Cash flow from financing activities	2.5	-22.6	+111%
Cash and cash equivalents	26.7	26.9	-1%

3 Research and development

austriamicrosystems' technological leadership in the design and manufacturing of analog ICs is based on intensive research and development work spanning over 25 years. In order to maintain this leading position, the company still invests intensively in research and development significantly even in difficult years such as 2008 and 2009 and despite the weakness in revenues. Last year spending on research and development reached EUR 40.5m compared with EUR 43.6m in 2008. At the same time, the systematic implementation of the platform and derivative development methodology has allowed an unprecedented number of new standard products to be introduced.

austriamicrosystems succeeded in recruiting additional highly qualified and experienced employees in 2009 who are particularly important for research and development in the analog segment. On average the number of employees in research and development was 305 in 2009 (2008: 320). In the field of process technologies, research and ongoing development focus on specialty variants of CMOS and SiGe processes for high-voltage and high-frequency applications. The release of several advanced manufacturing processes supported the ongoing development of innovative products.

The research findings again allowed filing of a number of international patents and the publication of numerous papers in international specialist journals and at trade conferences over the past financial year.

Furthermore austriamicrosystems was awarded the first prize at the Lupe Award 2009 during the "Long Night of Research" for outstanding science communications.

4 Purchasing and manufacturing

In purchasing, the decreasing price of electricity and costs for assembly services resulted in slight cost savings. Due to continuously increasing personnel costs the cost pressures in manufacturing remain high.

In conjunction with the difficult course of the business and low demand especially during the first half of the year, production capacity has only been partly utilized. Therefore, beside the strong decrease in revenues, the unabsorbed fixed costs that have been recorded in the P&L are the main reason for the negative result during the year.

An average capacity utilization of nearly 66% was achieved across all manufacturing areas in 2009 (2008: nearly 100%). In 2010 based on a still increasing demand in the semiconductor industry, a higher capacity utilization can be assumed.



5 Employees

On average, the austriamicrosystems group had 1,087 employees in 2009 (2008: 1,129) of whom 850 worked at the headquarters in Unterpremstätten (2008: 895). From June 2009 on for employees of production and production-related areas short-time working had to be introduced. Approximately 500 employees were affected. By the end of 2009 the short-time working could be ended due to the improving business situation. Additional lay-offs were not necessary.

austriamicrosystems recognizes its responsibility as one of the most important employers in the region. In 2009, the company again offered a broad range of internal and external training and development programs for all employee groups as well as providing additional apprenticeship training positions.

austriamicrosystems aims to retain its employees with long-term remuneration systems. In close connection with the supervisory board and the works-council it has been decided to introduce a Profit Sharing Program for all austriamicrosystems employees worldwide. Under the Profit Sharing Program a share of the company's pre-tax profit (EBT) will be distributed directly to each employee. The total amount available for distribution will be based on the relevant year's operating profit (in relation to revenues; EBIT margin).

The introduction of a profit sharing model for all employees is truly a historic step for austria-microsystems. It opens a new chapter in our company's history as all employees will now participate directly in austriamicrosystems' business success and thereby in the results of their own and all colleagues' work and dedication. The introduction of this new program at the end of the current critical year is a clear signal that we have made valuable achievements in 2009 together and can look confidently into the future. At the same time, the Profit Sharing Program emphasizes our belief that our employees are the most important success factor for our company, which we also state in our company strategy.

The program adds an additional direct component to our comprehensive compensation model and honors how we all contribute to austriamicrosystems' success in the global market as a team. The program therefore has path-breaking character while expressing our gratitude for everyone's work and commitment.

Despite the tense economic situation active internal corporate and employee communication as well as regular employee surveys and events are used to ensure the motivation of all employees.

6 Environment

A responsible attitude towards the environment is a fundamental principle at austriamicrosystems. The company is dedicated to meeting the highest quality and ecological standards as well as making conservative use of resources and the environment. austriamicrosystems has been certified to ISO 14001:2004 and EMAS (Eco-Management and Audit Scheme), the European system for environmental management, for several years.

Furthermore, in 2009 austriamicrosystems received an Electra award – European Electronics Industry Award – in London. The Company convinced the judges that its business strategies are reducing the impact on the environment of its products, manufacturing processes and commercial practices. Sustainability and efforts to preserve environmental resources to reduce energy costs and carbon dioxide emissions are serious and major concerns for austriamicrosystems. Therefore a lot of activities have already been undertaken and work continues with a view to achieving further improvements.

7 Subsidiaries and branch facilities

austriamicrosystems currently has subsidiaries in Switzerland, Italy, Germany, France, the United Kingdom, Spain, the USA, the Philippines, Japan and India. The subsidiaries in Switzerland, Italy, Spain, India and the United Kingdom carry out development and sales activities, while the subsidiaries in Germany, France, the USA and Japan are responsible solely for sales and technical support. The subsidiary in the Philippines was established to increase capacity in testing. Branch facilities exist in Hong Kong, Singapore, Korea, China, Taiwan and Malaysia.

During the financial year 2009 a 30% share of FlipChip Holdings LLC, Arizona, has been acquired. Based on its patented Wafer-Level Packaging (WL-CSP) Technology, FlipChip Holdings LLC, Arizona, develops and produces high-end packaging technologies.

8 Risk management

Operating on a global basis, the austriamicrosystems Group is exposed to a variety of risks that are inextricably linked to business activities. In order to identify, evaluate and counteract these risks in a timely manner, austriamicrosystems has developed and implemented tight internal risk management systems. The risk management process in place requires the business units constantly to monitor and evaluate risks. Regular risk reports are prepared for the Management and Supervisory Boards. This ensures that major risks are identified and counteraction can be taken at an early stage.

Furthermore an internal audit function has been established during the past business year which – in close alignment with the Supervisory Boards' audit committee – aims to analyze internal processes and if necessary improve them.

Business interruption risk
The company's state-of-the-art 200mm manufacturing facility only went into operation in 2002, so the risk of breakdowns or prolonged downtime is relatively low. In addition, this risk is being further minimized by adopting a proactive approach to preventive maintenance. The business interruption risk is also insured for the replacement price and against loss of earnings for 18 months. austriamicrosystems' insurer, FM Global, has awarded the company – as one of a select few semiconductor manufacturers – the HPR (highly protected risk) status.

Financial risks
Risk management is handled centrally by the treasury department in accordance with guidelines issued by the Management Board. These detailed internal guidelines regulate responsibility and action parameters for the areas affected. The treasury department evaluates and hedges financial risks in close cooperation with the business units.

Receivables and credit risk

austriamicrosystems operates a strict credit policy. The creditworthiness of existing customers is constantly checked and new customers undergo a credit evaluation. Under austriamicrosystems' treasury and risk management policy, investments in liquid securities and transactions involving derivative financial instruments are only carried out with financial institutions that have high credit ratings. As of the balance sheet date there were no significant concentrations of credit risk.

Interest rate risk

Interest rate risk – the possible fluctuation in value of financial instruments due to changes in market interest rates – arises in relation to medium and long-term receivables and payables (especially borrowings). austriamicrosystems' treasury policy ensures that part of the interest rate risk is reduced by fixed-interest borrowings. On the liability side, 9% of all amounts owed to financial institutions are at fixed rates. Of the remaining borrowings on a floating rate basis (91%), 61% will be repaid over the next two years. The remaining floating rate borrowings undergo continual checks with regard to the interest rate risk. On the asset side, the interest rate risks are primarily with time deposits and securities in current assets that are tied to the market interest rate.

Foreign exchange risk

Financial transactions in the semiconductor industry are predominantly carried out in US dollars. To hedge the currency risk, all transaction and conversion risks are constantly monitored. Within the group, cash flow streams in the same currency are offset (netting). Currency fluctuations during foreign currency transactions mainly concern the US dollar. In order to hedge the remaining receivables positions, the company employs derivative financial instruments to a certain extent. These instruments mainly involve forward exchange transactions, interest and currency options as well as interest and currency swaps. The use of derivative financial instruments and contracts to fix future exchange rates for foreign currency assets and liabilities substantially reduces the risk of changes in currency exchange rates for austriamicrosystems.



Product liability and quality risk

The products manufactured by austriamicrosystems are integrated in complex electronic systems. Faults or functional defects in the products produced by austriamicrosystems may have a direct or indirect effect on the property, health or life of third parties. The company is not in a position to reduce or exclude its liability towards consumers or third parties in sales agreements. Every product that leaves the company undergoes several qualified checks regarding quality and function. In spite of quality control systems certified to ISO/TS 16949, ISO/TS 13485, ISO 9001 and ISO 14001, product defects may occur and possibly only show up after installation and use of the finished products. Although this risk has been appropriately insured, quality problems could negatively impact austriamicrosystems' assets, financial and earnings position.

Patent infringement risk

austriamicrosystems manufactures complex microchips using various process technologies, line widths and production facilities. Like industry competitors, the company constantly has to develop these technologies further. Should austriamicrosystems infringe any additional patents while consistently monitoring processes, production methods and design blocks protected under patent law as well as related comprehensive licensing, this may negatively impact the assets, financial and earnings position of the company as well as the austriamicrosystems share price.

9 Events after the Balance Sheet Date

No transactions had a significant effect on austriamicrosystems' financial position, assets or earnings after the closing of the fiscal year.

10 Outlook

In the light of the improved outlook for the world economy in general as well as especially for the semiconductor industry, a significantly higher business volume and a considerably improved order situation are expected. Accordingly the company reckons with a positive development of the result for the upcoming year. Within the analog segment of the worldwide semiconductor industry, market researchers assume growth in higher one-digit percentage (WSTS, Dec. 2009).

For austriamicrosystems, this situation creates a favorable environment for further short-term growth. Main growth areas for the company are still key accounts in Europe and Asia.
Should the worldwide demand for semiconductors show a significantly weaker performance in 2010 than currently anticipated and should the USD decline, then the development of austriamicrosystems' business would be affected as well.

Several important market segments such as medical devices, the integration of high quality camera and multimedia functionalities into mobile handsets, increased application of MEMS-microphones in mobile handsets, strong growth of LCD-displays with the newest LED technology as well as control systems for renewable energy applications, together allow an expectation of ongoing meaningful short to medium-term growth. In these areas, austriamicrosystems is well positioned with innovative products and development projects. Further broadening of its international customer base should also play a significant role in the company's continuing success in the years that follow.

For 2010 austriamicrosystems anticipates a significant increase in revenue compared with that of the previous year. At the same time and due to improved utilization of production capacity, the company expects a considerably improved gross profit margin and a return to profitability.



11 Other information

Regarding the information related to equity and investments according to § 243a Austrian Commercial Code please refer to the notes of the financial statements.

Unterpremstätten, February 3, 2010

John A. Heugle	**Michael Wachsler-Markowitsch**
CEO	CFO

Consolidated Income Statement acc. to IFRS

for the year ended December 31, 2009 compared to previous years' figures

in thousands of EUR (except earnings per share, which are in EUR)	Note	2009	2008
Revenues	1	137,166	184,699
Cost of sales		-90,254	-91,246
Gross profit		**46,912**	**93,453**
Research and development		-40,511	-43,584
Selling, general and administrative		-30,828	-30,595
Other operating income	2	7,452	7,457
Other operating expense	3	-891	-1,311
Result from investments in associates		-735	-402
Result from operations		**-18,600**	**25,018**
Finance income	4	1,532	1,250
Finance expenses	4	-2,171	-13,718
Net financing result		**-639**	**-12,468**
Result before tax		**-19,239**	**12,550**
Income tax result	5	1,236	-270
Net result		**-18,003**	**12,281**
Basic Earnings per Share	22	-1.69	1.13
Diluted Earnings per Share	22	-1.69	1.12

Statement of comprehensive income

in thousands of EUR	Note	2009	2008
Net result		-18,003	12,281
Exchange differences on translating foreign operations		-100	245
Other comprehensive income		**-100**	**245**
Total comprehensive income		**-18,103**	**12,526**

II Consolidated Balance Sheet acc. to IFRS

as of December 31, 2009 compared to previous years' figures

in thousands of EUR	Note	Dec. 31, 2009	Dec. 31, 2008
Assets			
Cash and cash equivalents	6	26,726	26,851
Short-term investments	12	15,486	3,810
Trade receivables	7	27,246	37,049
Inventories	8	48,417	63,043
Other receivables and assets	9	5,183	3,427
Total current assets		**123,057**	**134,179**
Property, plant and equipment	10	118,694	128,570
Intangible assets	11	5,550	6,983
Investments in associates	13	5,481	3,866
Deferred tax assets	14	31,191	30,863
Other long-term assets	15	4,264	2,931
Total non-current assets		**165,180**	**173,213**
Total assets		**288,237**	**307,392**
Liabilities and shareholders' equity			
Liabilities			
Interest-bearing loans and borrowings	16	14,946	25,823
Trade liabilities		14,270	18,097
Provisions	17	9,086	11,133
Other liabilities	19	10,405	12,872
Total current liabilities		**48,707**	**67,925**
Interest-bearing loans and borrowings	16	53,001	36,042
Employee benefits	20	10,854	9,208
Deferred government grants	18	1,428	2,328
Other long term liabilities	19	631	812
Total non-current liabilities		**65,915**	**48,391**
Shareholders' equity			
Issued capital	21	26,698	26,698
Additional paid-in capital	21	100,638	98,292
Treasury Shares	21	-7,339	-5,635
Translation adjustment	21	41	141
Retained earnings		53,577	71,580
Total shareholders' equity and reserves		**173,615**	**191,076**
Total liabilities and shareholders' equity		**288,237**	**307,392**

for the year ended December 31, 2009 compared to previous years' figures

in thousands of EUR	Note	2009	2008
Operating activities			
Result before tax		-19,239	12,550
Depreciation (net of government grants)	10, 11	22,273	22,785
Changes in employee benefits	20	1,646	89
Expense from stock option plan (acc. to IFRS 2)		2,346	2,708
Changes in other long-term liabilities		-1,080	-908
Result from sale of plant and equipment	2	-8	0
Result from investments in associates		735	402
Net financing result		639	12,468
Changes in assets		18,482	6,187
Changes in short-term operating liabilities and provisions		-5,289	-8,725
Tax payments		-231	-27
Cash flows from operating activities		**20,274**	**47,528**
Investing activities			
Acquisition of intangibles, property, plant and equipment		-10,305	-14,414
Acquisition of financial investments		-17,877	-4,063
Proceeds from sale of plant and equipment		166	0
Proceeds from the sale of investments		4,000	75
Interest received		1,145	1,213
Cash flows from investing activities		**-22,871**	**-17,189**
Financing activities			
Proceeds from borrowings		31,401	33,362
Repayment of debt		-25,273	-21,575
Repayment of finance lease liabilities		0	-509
Acquisition of treasury shares		-3,057	-5,008
Sale of treasury shares		1,353	0
Interest paid		-1,513	-2,287
Expenses from financial instruments		-438	-10,265
Dividends paid		0	-16,362
Changes resulting from capital increase		0	16
Cash flows from financing activities		**2,472**	**-22,627**
Change in cash and cash equivalents		-125	7,713
Cash and cash equivalents at January 1		26,851	19,138
Cash and cash equivalents at December 31		**26,726**	**26,851**

IV Consolidated Statement of Changes in Shareholders' Equity acc. to IFRS

for the year ended December 31, 2009 compared to previous years' figures

in thousands of EUR	Issued capital	Additional paid-in capital	Treasury shares	Translation adjustment	Retained earnings	Total shareholders' equity
Total equity as of January 1, 2008	**26,697**	**95,570**	**-703**	**-104**	**75,664**	**197,124**
Net result	0	0	0	0	12,281	12,281
Other comprehensive income	0	0	0	245	-3	242
Share-based payments	0	2,708	0	0	0	2,708
Dividends paid	0	0	0	0	-16,362	-16,362
Capital Increase	2	14	0	0	0	16
Purchase of treasury shares	0	0	-5,008	0	0	-5,008
Sale of treasury shares	0	0	75	0	0	75
Total equity as of December 31, 2008	**26,698**	**98,292**	**-5,635**	**141**	**71,580**	**191,076**
Net result	0	0	0	0	-18,003	-18,003
Other comprehensive income	0	0	0	-100	0	-100
Share-based payments	0	2,346	0	0	0	2,346
Purchase of treasury shares	0	0	-3,057	0	0	-3,057
Sale of treasury shares	0	0	1,353	0	0	1,353
Total equity as of December 31, 2009	**26,698**	**100,638**	**-7,339**	**41**	**53,577**	**173,615**

An amount of EUR -99 thousand (2008: EUR 204 thousand) recognized within translation adjustment is related to the currency translation of investments at equity.

V Notes to the Consolidated Financial Statements acc. to IFRS
as of and for the year ended December 31, 2009

Significant accounting policies

austriamicrosystems AG („the Company") is a company located in 8141 Unterpremstätten, Austria. The Company is a global leader in the design, manufacture and sale of high performance analog and analog intensive mixed signal integrated circuits tailored to meet specific customer applications. The consolidated financial statements for the year ended December 31, 2009 represent the parent company austriamicrosystems AG and its subsidiaries (together referred to as the „Group").

On February 3, 2010 the consolidated financial statements 2009 were completed and released to the supervisory board for approval.

(a) Statement of compliances

The consolidated financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and all obligatory Interpretations as issued by the International Financial Interpretations Committee. Furthermore these consolidated financial statements are in accordance with the International Financial Reporting Standards as to be applied in the European Union.

The following new or amended standards and interpretations have been applied for the first time during the business year:

Standard	Content	Effective date[1]
New standards and interpretations		
IFRS 8	Operating Segments	January 1, 2009
IFRIC 12	Service Concession Arrangements	January 1, 2008/March 30, 2009
IFRIC 13	Customer Loyalty Programmes	January 1, 2009
IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2009/January 1, 2010
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	October 1, 2008/July 1, 2009
Revised standards		
IAS 1 (2007)	Presentation of Financial Statements	January 1, 2009
IAS 23 (2007)	Borrowing Costs	January 1,2009
Amendments to standards and interpreations		
IAS 1, IAS 32	Puttable Financial Instruments and Obligations Arising on Liquidation	January 1, 2009
IAS 39, IFRS 7	Reclassification of Financial Assets	July 1, 2008
IAS 39, IFRIC 9	Reassessment of Embedded Derivatives	January 1, 2009
IFRS 2	Vesting Conditions and Cancellations	January 1, 2009
IFRS 7	Improvements to IFRSs	January 1, 2009
all Standards	Improvements to IFRSs 2008	January 1, 2009

[1] The IFRS are to be applied for business years that begin on or after the effective date according to the respective EU regulation. In case of two dates the earlier date indicates the effective date according to the publication of the International Accounting Standards Board.

The application of IAS 23 rev. 2008, in which the option to recognize borrowing costs for qualified assets in profit and loss has been deleted, did not lead to substantial changes for the recognition of borrowing costs for austriamicrosystems AG.

The amendment to IAS 1 and IFRS 7 changed the presentation of financial statements and extended the notes to the financial statements.

Due to the first time application of IFRS 8 the segments are identified differently to previous year. The first application of the remaining standards that have to be applied for the first time during 2009 did not substantially change the presentation of the financial statements.

The following new or amended standards and interpretations have been published by the International Accountings Standards Board and are endorsed by the EU respectively, but application has not yet been mandatory for the business year.

Standard	Content	Effective date[1]
New standards and interpretations		
IAS 27 (2008)	Consolidated and Separate Financial Statements	July 1, 2009
IFRS 3 (2008)	Business Combinations	July 1, 2009
IFRIC 17	Distributions of Non-cash Assets to Owners	November 1, 2009
IFRIC 18	Transfers of Assets from Customers	November 1, 2009
Amendments to standards		
IAS 32	Classification of Rights Issues	January 1, 2011
IAS 39	Eligible Hedged Items	July 1, 2009

[1] The IFRS are to be applied for business years that begin on or after the effective date according to the respective EU regulation. In case of two dates the earlier date indicates the effective date according to the publication of the International Accounting Standards Board.

We do not expect that the new accounting standards will have a substantial influence on the presentation of financial statements of austriamicrosystems AG.

(b) Basis of preparation

The financial statements are presented in EUR and rounded to the nearest thousand. The use of automated calculation systems may lead to rounding differences in totals of rounded amounts and percentages. They are prepared on a historical cost basis except for derivative financial instruments, investments and securities, which are stated at their fair value.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are all operative enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any results from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in an identical manner as unrealized gains, but only to the extent that there is no evidence of impairment.

(iii) Investments in associates

Investments in associates are accounted using the equity method if the company has a significant influence on the investee (associate) and if this is material to present a true and fair view of the financial statements. For investments in associates the same equity consolidation principles apply as for subsidiaries. Local accounting policies remain applied if the deviations are not material.

During the business year 2009 a 30% share of FlipChip Holdings LLC, Arizona, was acquired (carrying amount as per December 31, 2009: EUR 2,508 thousand), and is accounted using the equity method.

(d) Foreign currency

(i) Foreign currency transactions

The functional currency of the Company is the EUR. Transactions in foreign currencies are translated into EUR at the foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into EUR at the foreign exchange rate at that date and provided from the ECB. Foreign exchange differences are recognized in the income statement amounting to EUR 1,782 thousand in 2009 and amounting to EUR 3,313 thousand in 2008.

(ii) Financial statements of economic independent foreign entities

The functional currency of the entities domiciled outside the euro zone is their respective domestic currency. Accordingly, the assets and liabilities of these entities are translated into EUR at the average foreign exchange rates at the balance sheet date. Revenues and expense of foreign entities are translated into EUR at the average foreign exchange rates of the year. Translation differences are recognized directly within the other comprehensive income.

(e) Derivative financial instruments and hedging instruments

The Group uses interest rate swaps, cross currency swaps, options and forward exchange contracts to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities and to optimize the financial result.

Derivative financial instruments are initially recognized at cost (equals fair value). Subsequent to initial recognition, derivative financial instruments are stated at fair value.

The fair value of such derivative financial instruments is the estimated amount that the Group would receive or pay to settle such derivative financial instruments at the balance sheet date, taking into account current interest rates, foreign exchange rates and the current credit risk of such derivative financial instruments counter parties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

(f) Hedging

As not all of the criteria for hedge accounting outlined in IAS 39 are met, all changes in the fair value of derivative financial instruments are recognized in the income statement.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (refer to accounting policy (m)) and net of related government grants. The cost of self-constructed assets includes the cost of materials, direct labor and directly attributable proportion of production overheads.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy (m)). Lease payments are accounted for in accordance with accounting policy (t).

(iii) Subsequent expenditures

Expenditures incurred to replace a component of an item of property, plant and/or equipment that are accounted for separately, including inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only if the future economic benefits associated with the item of property, plant and equipment increases. All other expenditures are recognized in the income statement as an expense when incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of the assets. Land is not depreciated. The estimated useful life is as follows:

Buildings	15 – 33 years
Plants, technical equipment and machines	4 – 12 years
Other equipment	4 – 10 years

Due to the application of the cost of sales method the annual depreciation is distributed over all cost positions.

(h) Intangible assets

(i) Research and development

Expenditures on research activities, expecting to gain new scientific or technical knowledge and understanding, are expensed as incurred and are recognized as expenses for Research and Development.

Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The company has not capitalized any expenditure on research and development activities.

(ii) Intangible assets acquired by the Group

Intangible assets, which are acquired by the Group, are stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy (m)).

(iii) Subsequent expenditures

Subsequent expenditures for capitalized intangible assets are capitalized only when the future economic benefits embodied in the specific asset to which it relates increases. All other expenditures are expensed when incurred.

(iv) Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful economic life of the assets. The estimated useful life is from 3 – 10 years. Due to the application of the cost of sales method the annual depreciation is distributed over all cost positions. All intangible assets have a limited useful economic life.

(i) Investments in securities and in associates

Investments in securities held by the Group and classified as available-for-sale are stated at fair value, with any resultant gain or loss recognized in other operating income (equity). Investments in securities held for trading whose performance is continuously monitored are stated at fair value with any resultant gain or loss recognized in the profit and loss statement. Held-to-maturity-investments are stated at cost less accumulated depreciation with any resultant gain or loss recognized in the income statement. The fair value of investments held for trading and investments available-for-sale is their quoted bid price at the balance sheet date. Investments in securities are recorded at the transaction date. During the business year 2009 financial assets have been designated at fair value through profit and loss which are monitored and controlled by the management on the basis of their fair value.
As per December 31, 2009 the group holds only investments in securities which are recognized at fair value through profit and loss.

Investments in associates are accounted in consolidated financial statements using the equity method. The share of profits/losses of an associate and fair value adjustments for depreciable assets are recognized within the operating result.

(j) Trade and other receivables

Trade and other receivables are initially stated at fair value at their transaction date and subsequently stated at cost less impairment losses (refer to accounting policy (m)).

(k) Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense.

The cost of inventories is based on the moving average price principle and includes expenditures incurred in their acquisition as well as bringing them to their existing location and condition. For manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits at banks.

(m) Impairment

The carrying amounts of the Group's assets, other than inventories (refer to accounting policy (k)) and deferred tax assets (refer to accounting policy (u)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is determined. For intangible assets that are not yet available for use and intangible assets with an unlimited useful economic life, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is recorded through profit and loss.

(i) Calculation of recoverable amount

The recoverable amount of the Group's financial assets is calculated as the present value of expected future cash flows.

The recoverable amount of other assets is the higher value of their fair value less transaction costs and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss on available-for-sale investments or receivables is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n) Dividends

Dividends are recognized as a liability in the period in which they are resolved.

(o) Interest-bearing borrowings

Interest-bearing borrowings are initially recognized at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the borrowing period on an effective interest basis.

(p) Employee benefits

(i) Defined benefit plans

According to Austrian labor regulations, employees who joined the Company prior to December 31, 2002, are entitled to receive severance payments – depending on the job tenure - equal to a multiple of their monthly compensation, which comprises fixed plus variable amounts such as overtime and bonus payments. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation.

The obligation for such severance payments is measured using the projected unit credit method. The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of the Group's obligations. All actuarial gains and losses are recognized immediately.

(ii) Defined contribution plans

For all employees who entered into an employment contract after December 31, 2002, the Company is obliged to contribute 1.53% of their monthly remuneration to an employee benefit fund. There is no additional obligation for the Company. Therefore, this plan constitutes a defined contribution plan. Contributions are recognized as an expense in the income statement as incurred. These amounts are paid in cash to authorities; the company's obligations are therefore fully funded.

(iii) Other long-term employee benefits

All employees are eligible for long-term service benefits. Under this plan, eligible employees receive a cash payment after a specified service period. This payment equals one to three months salary, depending on the number of years of service. The amount recognized as a liability from this compensation is measured using the projected unit credit method. Actuarial assumptions are identical to those applied for defined benefit plans. All actuarial gains and losses are recognized immediately.

(iv) Stock Option Plan

In 2002 the Supervisory Board approved a Stock Option Plan ("SOP 2002") for the purposes of providing 142,500 stock options to key employees. The maximum number of options for issuance was later reduced to 76,500. After the share split in 2004 (1:3) this number now is 229,500. One option entitles the holder to receive one share of the Company at a strike price of EUR 6 (EUR 18 before share split) per share. On the first day of issue 33 % of the options may be exercised, 33 % one year later and 34 % after two years.

Due to the resolution of the SOP 2002 before the coming into force of IFRS 2, the plan is not subject to this standard.

The purpose of the SOP 2002 was to increase the motivation of key people in connection with the economic situation of the Company in 2002 and the intended IPO. The Company has concluded an agreement with its major shareholder (former parent), AMS Holding S.à.r.l., under which the issued options are provided to the Company at the strike price. In 2006 these shares were bought by the Company for a strike price of EUR 6 to cover the obligations from SOP 2002.

The shareholders approved a further Stock Option Plan (SOP 2005) at the Annual General Meeting on May 19, 2005.

Within the SOP 2005 a total of 990,000 options of no-par-value shares may be issued over 4 years. This reflects 9% of the issued capital at the time of approval. The SOP 2005 is administered by the SOP Committee. The Committee may define terms for allocation and exercise of the options. It is envisaged to grant the options during a 4-year-program. One option entitles the holder to receive one no-par-value share of austriamicrosystems AG. The options may be exercised during each of the next succeeding five years on the first, second, third, fourth and fifth anniversary of the grant date to the maximum extent of twenty percent (20%) of the total number of shares covered thereby (vesting period). The strike price for each tranche will be defined based on a 3 month average price of the austriamicrosystems share prior to the grant date with a further 25% discount taken from that price. All granted options under the SOP 2005 must be exercised prior to June 30, 2015. According to the SOP 2005 options reverted to the company can be issued again until the end of the term.

In 2009 20,000 options (SOP 2005) were granted to two employees and executives of the company respectively (2008: 273,588 options to 452 employees). The granted options (SOP 2005) were options that reverted to the company. Unlike previous years, no 25% discount from the 3 month average price of the share prior to the issue date has been granted.

The main basis data of the granted options according to the Stock Option Plan 2005 structures as follows:

Valuation of Options (weighted average)		2009	2008
Market price at granting	in EUR	8.52	23.81
Term of options	in years	6	7
Risk-free interest rate	in %	1.3	3.92
Expected volatility	in %	28.91	28.15
Present value of Option	in EUR	1.12	4.31

Other disbursement criteria, e.g. inclusion of a market condition for the validation of the present value, are not applicable.

The shareholders approved a further Stock Option Plan (SOP 2009) at the Annual General Meeting on April 2, 2009.

Within the SOP 2009 a total of up to 1,100,000 options of no-par-value shares may be issued over 4 years. This reflects 10% of the actual issued capital. The SOP 2009 is administered by the SOP Committee. The Committee may define terms for allocation and exercise of the options. It is envisaged to grant the options during a 4-year-program. One option entitles the holder to receive one no-par-value share of austriamicrosystems AG. The options may be exercised during each of the next succeeding four years on the first, second, third and fourth anniversary of the grant date to the maximum extent of 25% of the total number of shares covered thereby (vesting period). The strike price for each tranche will be defined based on a 3 month average price of the austriamicro-systems share prior to the grant date. All granted options under the SOP 2009 must be exercised prior to June 30, 2017.

The main basis data of the granted options according to the Stock Option Plan 2009 structures as follows:

Valuation of options (weighted average)		2009
Market price at granting	in EUR	8.66
Term of options	in years	8
Risk-free interest rate	in %	1.3
Expected volatility	in %	28.91
Present value of Option	in EUR	1.13

Other disbursement criteria, e.g. inclusion of a market condition for the validation of the present value, are not applicable.
In 2009 236,030 options (SOP 2009) were granted to 428 employees

The options granted to the employees of austriamicrosystems according to the Stock Option Plan 2005 and 2009 were measured with the present value at granting. The so determined value of the options will be spread over the period until vesting.

The options were measured based on the Black-Scholes option-pricing model. The interpretation of market information necessary for the estimation of market values also requires a certain degree of subjective judgment. The expected volatilities were extrapolated from the historical stock-exchange price of the austriamicrosystems share (source: Bloomberg). This can result in a difference between the figures shown here and values subsequently realized on the marketplace.

The options developed in the fiscal years 2009 and 2008 as follows:

	SOP 2009			
	2009		2008	
	Options	Weighted average exercise price (in EUR)	Options	Weighted average exercise price (in EUR)
Outstanding at the beginning of the period	0	-	-	-
Granted during the period	236,030	7.83	-	-
Forfeited during the period	90	7.68	-	-
Exercised during the period	0	-	-	-
Expired during the period	0	-	-	-
Outstanding at the end of the period	235,940	7.83	-	-
Exercisable at the end of the period	0	-	-	-
Weighted average share price at the date of exercise (in EUR)	-		-	-
Range of exercise prices (in EUR)	-		-	-
Remaining contractual life	to June 30, 2017		-	-

	SOP 2005			
	2009		2008	
	Options	Weighted average exercise price (in EUR)	Options	Weighted average exercise price (in EUR)
Outstanding at the beginning of the period	937,761	28.10	692,933	26.82
Granted during the period	20,000	7.68	273,588	18.45
Forfeited during the period	70,314	28.80	27,990	29.42
Exercised during the period	0	-	770	21.51
Expired during the period	0	-	0	-
Outstanding at the end of the period	887,447	27.59	937,761	28.10
Exercisable at the end of the period	472,249	28.88	269,931	29.47
Weighted average share price at the date of exercise (in EUR)	-		24.25	
Range of exercise prices (in EUR)	-		11.65 – 38.43	
Remaining contractual life	to June 30, 2015		to June 30, 2015	

	SOP 2002			
	2009		2008	
	Options	Weighted average exercise price (in EUR)	Options	Weighted average exercise price (in EUR)
Outstanding at the beginning of the period	75,893	6.00	88,393	6.00
Granted during the period	0	-	0	-
Forfeited during the period	24,000	6.00	0	-
Exercised during the period	0	-	12,500	6.00
Expired during the period	0	-	0	-
Outstanding at the end of the period	51,893	6.00	75,893	6.00
Exercisable at the end of the period	51,893	6.00	75,893	6.00
Weighted average share price at the date of exercise (in EUR)	-		21.93	
Range of exercise prices (in EUR)	-		6.00	
Remaining contractual life	to January 1, 2012		to January 1, 2012	

(q) Provisions

A provision is recognized on the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

(ii) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(r) Trade and other payables

Trade and other payables are stated at compounded historical cost.

(s) Revenue

(i) Goods sold and services rendered

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

For certain sales transactions, the buyer requests the Company to delay physical delivery of the goods sold („Bill and hold Sales"). In such cases, revenue is recognized if the following applies: the buyer takes title to the goods, it is probable that delivery will be made, the item is on hand, identified and ready for delivery, the buyer specifically acknowledges the deferred delivery instructions and the usual payment terms apply.

(ii) Government grants

A government grant is initially recognized in the balance sheet when there is reasonably high assurance that it will be received and that the Group will comply with the underlying conditions. Grants that compensate for expenses incurred are recognized as gain in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate for the cost of an asset are deducted from the initial cost of an asset and recognized in the income statement as reduced depreciation on a systematic basis over the useful life of the asset.

In 2002, the Austrian Government introduced a specific grant (valid until 2004) based on the increase of capital expenditures made during a business year in comparison to the average investments of the three previous years. This grant was paid in 2003 through a credit to the Company's income tax account and is presented on the balance sheet as deferred income. The recognition of this income as other operating income is according to the related depreciation and impairment charges, if any, of the underlying capital expenditures.

(t) Expense

(i) Operating lease payments

Payments made under operating leases are recognized in the income statement in the period they occur.

(ii) Net financing cost

Net financing costs comprise interest payable on borrowings, interest receivable on funds invested and dividend income, foreign exchange gains and losses, and gains and losses on derivative financial instruments related to financing activities.

Interest income is recognized in the income statement as it accrues, taking into account the asset's effective yield. Dividend income is recognized in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing cost. The interest expense component of finance lease payments is recognized in the income statement using the effective interest method.

(u) Income tax

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity, in this case it is recognized in equity.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for IFRS financial reporting purposes and the amounts used for tax purposes as well as for tax assets existing at the balance sheet date. Deferred tax assets and liabilities for temporary differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future are not recognized. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are recognized to the extent - according to the actual business plan - that a realization of the tax benefit is probable during the next five years. Under current Austrian corporate tax law tax losses can be carried forward for an unlimited period of time.

1 Segment reporting and revenues

Segment information is presented on the basis of the internal reporting structure for the segments "Products" and "Foundry" and determined according to valuation and accounting regulations of the IFRS. The Segment "Products" comprises the development and distribution of analog Integrated Circuits ("ICs"). The segment's customers are mainly in the Communications, Industrial, Medical and Automotive markets. In the "Foundry" segment we report the contract manufacturing of analog/mixed signal ICs based on our customers' designs.

The geographic segments are structured by the three regions in which sales occur: "EMEA" (Europe, Middle East and Africa), "Americas", and "Asia/Pacific". In presenting information on the basis of geographical segments, segment revenue is based on the geographical billing location of customers.

Differently from previous years - due to the first application of IFRS 8 - the segment "Foundry" (in previous periods "Foundry & Other") contains no unallocated cost and income items, reflecting the internal reporting structure. Unallocated income and expense items are shown in the respective reconciliations of segment measures to the interim financial statements from fiscal year 2009 onwards. In addition, process development costs are allocated to the operating segments based on usage (in previous periods these were allocated to "Foundry & Other"). According to the internal reporting structure, the production areas do not represent a separate segment. The services rendered by these areas to the segments are therefore not shown as intersegment revenues which is different from previous years. The comparable amounts for previous periods have been adjusted accordingly.

The segment measure "Result from operations" consists of gross profit, expenses for research and development, expenses for selling, general & administrative as well as other operating income and expenses.

The segment assets in principle comprise the allocatable assets, i.e. customer receivables as well as segment specific tangible and intangible assets. The reconciliations comprise items which by definition are not part of the segments.

Segment capital expenditure is the total cost incurred (net of government grants) during the period to acquire segment assets that are expected to be used for more than one period.

Business Segments

	2009			2008		
in thousands of EUR	Products	Foundry	Total	Products	Foundry	Total
Revenues from external customers	113,574	23,592	137,166	155,701	28,997	184,699
Result from operations	-1,252	4,780	3,528	23,441	4,999	28,440
Segment Assets	27,831	4,536	32,367	38,270	4,800	43,069

Reconciliation of segments results to income statement

in thousands of EUR	2009	2008
Result from operations per segment reporting	3,528	28,440
Result from investments in associates	-735	-402
Currency gains in operating result	1,782	3,313
Subsidies for research and development	5,014	4,623
Unallocated corporate costs	-28,189	-10,956
Result from operations	**-18,600**	**25,018**
Financial result	-639	-12,468
Result before tax	**-19,239**	**12,550**

Reconciliation of segment assets to total assets

in thousands of EUR	2009	2008
Assets per segment reporting	32,367	43,069
Property, plant and equipment	115,368	124,584
Inventories	48,417	63,043
Cash, cash equivalents and short-term investments	42,211	30,661
Deferred tax asset	31,191	30,863
Intangible assets	3,780	5,179
Investments in associates	5,481	3,866
Other assets	9,422	6,127
Total assets	**288,237**	**307,392**

Revenues per geographical segments

in thousands of EUR	2009	2008
EMEA	75,500	121,148
Americas	19,036	22,000
Asia/Pacific	42,631	41,550
Total	**137,166**	**184,699**

Revenues by operation

in thousands of EUR	2009	2008
Revenues from production	122,855	172,821
Revenues from research and development projects	14,311	11,878
	137,166	**184,699**

The sales volume with one single customer does not exceed 10% of the company's total revenues.

2 Other operating income

in thousands of EUR	2009	2008
Government grants related to R&D expenses	6,225	6,109
Amortization of government grants related to assets	900	900
Reversal of bad debt reserve	0	49
Insurance refunds	22	33
Gain from disposal of assets	8	0
Other	297	367
	7,452	**7,457**

3 Other operating expense

in thousands of EUR	2009	2008
Allowance for bad debts	-796	-1,134
Expenses for monetary transactions	-95	-177
	-891	**-1,311**

4 Net financing cost

in thousands of EUR	2009	2008
Interest expense	-1,989	-2,286
Interest income	1,041	1,250
Loans		
Revaluation to fair value	42	-589
Derivative financial instruments:		
Revaluation to fair value	449	-577
Loss from settlement of derivative financial instruments	-182	-10,265
	-639	**-12,468**

5 Income tax

Recognized in the income statement

in thousands of EUR	2009	2008
Current tax		
Current year	-169	-160
Under/(over) provided in prior years	1,077	-20
	908	**-180**
Deferred tax		
Origination and reversal of temporary differences	5,162	-3,728
Effect for unrecognized current year losses	-4,834	0
Effect of first time recognition of tax benefits	0	3,638
	328	**-90**
Total income tax result in income statement	**1,236**	**-270**

Reconciliation of effective tax expense

in thousands of EUR	2009	2008
Result before tax	-19,239	12,550
Income tax using the domestic corporation tax rate (25%)	4,810	-3,138
Effect of tax rates in foreign jurisdictions	2	-23
Non-deductible expenses / tax benefits	-44	-56
Tax incentives (mainly for R&D)	1,067	993
Effect of first time recognition of tax benefits	47	3,638
Effect of not recognized tax losses	-5,723	-1,664
Under/(over) provided in prior years	1,077	-20
	1,236	**-270**

Deferred tax assets are recognized for all temporary differences and tax losses carry forwards only to the extent that it is probable that future taxable profit will be available within a foreseeable period. Therefore EUR 21,845 thousand (2008: EUR 16,000 thousand) are not recognized in the balance sheet.

6 Cash and cash equivalents

in thousands of EUR	2009	2008
Bank deposits	26,714	26,844
Cash on hand	12	7
	26,726	**26,851**

7 Trade receivables, net

in thousands of EUR	2009	2008
Trade receivables gross	27,949	37,359
Allowance for bad debt	-702	-310
	27,246	**37,049**

Allowance for bad debt developed as follows:

in thousands of EUR	2009	2008
Balance at the beginning of the period	310	259
Consumptions during the year	0	-2
Reversals during the year	0	-47
Additions during the year	392	100
Balance at the end of the period	**702**	**310**

Trade receivables by regions

in thousands of EUR	2009	2008
Region		
EMEA	14,834	22,744
Americas	3,317	3,206
Asia/Pacific	9,095	11,098
Total	**27,246**	**37,049**

Concentration of credit risks

On the balance date of Dec. 31, 2009 no trade receivable attributable to a single customer exceeded 5% of all trade receivables. In the previous year no trade receivable attributable to a single customer exceeded 5% of all trade receivables.

Ageing analysis for trade receivables

	2009		2008	
in thousands of EUR	Receivables Gross	Impairment	Receivables Gross	Impairment
Receivables more than 30 days overdue and not impaired	2,173		5,345	
Receivables more than 30 day overdue and impaired	952	702	310	310
Receivables not overdue or less than 30 days overdue and not impaired	24,823		31,703	
Total trade receivables not adjusted	**27,949**	**702**	**37,359**	**310**

The impairment for "receivables more than 30 days overdue and impaired" comprises a collective impairment assessment amounting to EUR 180 thousand (2008: EUR 180 thousand). For not overdue receivables not collected before the balance sheet date and which were not impaired, no evidence for a possible bad debt loss was existent at the balance sheet date.

8 Inventories

in thousands of EUR	2009	2008
Unfinished goods	31,560	40,386
Finished goods	13,100	15,117
Raw materials and supplies	1,906	5,969
Work in progress	1,851	1,570
	48,417	**63,043**

Inventories stated at net realizable value were EUR 12,997 thousand as per December 31, 2009 and EUR 3,565 thousand as per December 31, 2008 respectively. The valuation allowance from inventories amounts to EUR 11,308 thousand as of December 31, 2009 and to EUR 8,053 thousand as of December 31, 2008 respectively.
The amount of inventories recognized as an expense amounts to EUR 31,735 thousand in 2009 and EUR 48,583 thousand in 2008 respectively.
Since the result of work in progress (research and development contracts) cannot be estimated reliably, all costs incurred are recognized as R&D expenses. Accruals for onerous contracts are being made if necessary.

9 Other receivables and assets

in thousands of EUR	2009	2008
Government grants related to R&D expenses	2,395	1,452
Amounts due from tax authorities	1,336	602
Prepaid expenses	403	602
Derivative financial instruments at fair value	235	154
Deferred interests	230	212
Other	583	405
	5,183	**3,427**

All other receivables and assets are neither overdue nor impaired. For details to derivative financial instruments please refer to Pt. 23.

10 Property, plant and equipment

in thousands of EUR	Land and buildings	Plant and equipment	Fixtures and equipment	Under construction	Government grants	Total
Cost						
Balance at January 1, 2009	**70,665**	**321,476**	**21,744**	**1,343**	**-28,677**	**386,551**
Currency translation differences	0	0	16	0	0	16
Additions	0	5,596	974	3,603	0	10,173
Transfers	0	910	67	-1,343	0	-367
Disposals	0	-575	-164	0	0	-739
Balance at December 31, 2009	**70,665**	**327,407**	**22,637**	**3,603**	**-28,677**	**395,635**
Depreciation and impairment losses						
Balance at January 1, 2009	**40,477**	**220,740**	**17,452**	**0**	**-20,688**	**257,981**
Currency translation differences	0	0	5	0	0	5
Depreciation	1,569	17,880	1,405	0	-1,390	19,465
Transfers	0	0	0	0	0	0
Disposals	0	-416	-94	0	0	-510
Balance at December 31, 2009	**42,047**	**238,204**	**18,768**	**0**	**-22,077**	**276,941**
Carrying amount						
At January 1, 2009	**30,188**	**100,736**	**4,292**	**1,343**	**-7,990**	**128,570**
At December 31, 2009	**28,619**	**89,203**	**3,869**	**3,603**	**-6,600**	**118,694**
Cost						
Balance at January 1, 2008	**70,220**	**309,434**	**23,883**	**3,676**	**-28,807**	**378,405**
Currency translation differences	0	0	-39	0	0	-39
Additions	411	9,522	1,930	222	0	12,085
Transfers	35	2,520	0	-2,554	0	0
Disposals	0	0	-4,030	0	130	-3,899
Balance at December 31, 2008	**70,665**	**321,476**	**21,744**	**1,343**	**-28,677**	**386,551**
Depreciation and impairment losses						
Balance at January 1, 2008	**38,916**	**202,595**	**20,073**	**0**	**-19,391**	**242,194**
Currency translation differences	0	0	-4	0	0	-4
Depreciation	1,561	18,144	1,406	0	-1,427	19,685
Disposals	0	0	-4,024	0	130	-3,893
Balance at December 31, 2008	**40,477**	**220,740**	**17,452**	**0**	**-20,688**	**257,981**
Carrying amount						
At January 1, 2008	**31,303**	**106,839**	**3,809**	**3,676**	**-9,417**	**136,211**
At December 31, 2008	**30,188**	**100,736**	**4,292**	**1,343**	**-7,990**	**128,570**

As of December 31, 2009, commitments for the acquisition of property, plant and equipment and intangible assets amounted to EUR 4,131 thousand (2008: EUR 7,081 thousand). For the government grants recognized certain conditions such as evidence of the actual costs incurred and a future minimum number of employees apply.

11 Intangible assets

in thousands of EUR	Patents & licenses	In development	Total
Cost			
Balance at January 1, 2009	**42,160**	**1,126**	**43,286**
Additions	919	88	1,008
Transfers	1,492	-1,126	367
Balance at December 31, 2009	**44,572**	**88**	**44,660**
Amortization and impairment losses			
Balance at January 1, 2009	**36,303**	**0**	**36,303**
Amortization	2,808	0	2,808
Balance at December 31, 2009	**39,111**	**0**	**39,111**
Carrying amount			
At January 1, 2009	**5,858**	**1,126**	**6,983**
At December 31, 2009	**5,461**	**88**	**5,550**

No internally generated intangible assets exist.

Cost			
Balance at January 1, 2008	**40,557**	**1,285**	**41,842**
Additions	1,259	185	1,444
Transfers	344	-344	0
Balance at December 31, 2008	**42,160**	**1,126**	**43,286**
Amortization and impairment losses			
Balance at January 1, 2008	**33,202**	**0**	**33,202**
Amortization charge for the year	3,100	0	3,100
Balance at December 31, 2008	**36,303**	**0**	**36,303**
Carrying amount			
At January 1, 2008	**7,355**	**1,285**	**8,640**
At December 31, 2008	**5,858**	**1,126**	**6,983**

12 Investments and securities

in thousands of EUR	2009	2008
Non-current investments		
Shares in affiliated companies	1	1
	1	**1**
Current investments		
Investment funds designated as at fair value through profit and loss	15,486	3,810
	15,486	**3,810**

Current investments are government-backed corporate bonds issued by banks. Maturity dates are October 27, 2011; December 2, 2011 and January 23, 2012.

13 Investments in associates

in thousands of EUR	Balance Dec. 31, 2008	Additions	Translation adjustment	Result	Balance Dec. 31, 2009
NewScale Technologies Inc.	3,866	0	-96	-796	**2,974**
FlipChip Holdings LLC	0	2,450	-3	61	**2,508**
	3,866	**2,450**	**-99**	**-735**	**5,481**

During the business year 2009 a 30% share of FlipChip Holdings LLC, Arizona, was acquired. Based on its patented Wafer-Level Packaging (WL-CSP) Technology, FlipChip Holdings LLC, Arizona, researches and produces high end packaging technologies. The purchase prices of EUR 3,500 thousand comprises an existing patent portfolio which has been valued at EUR 1,300 thousand based on an evaluation of patent attorney, which is depreciated over a period of 5 years. (2009: EUR 61 thousand). The pro rata result 2009 (EUR 121 thousand) has been recorded in the balance sheet as per December 31, 2009.

14 Deferred tax assets

Deferred tax assets are attributable to the following items:

in thousands of EUR	2009	2008
Intangible assets, property, plant and equipment	3,905	-1,280
Trade receivables and other assets	-855	74
Employee benefits	2,102	1,702
Liabilities	-2	-484
Provisions	0	137
Tax value of loss carry-forwards and write down of investments	26,041	30,715
	31,191	**30,863**

In Austria tax loss carry forwards do not expire under tax legislation currently in force. Tax losses carried forward can be offset with a maximum of 75% of the current taxable income.

Based on the business plan and the related tax planning of the Company it is probable that deferred tax assets recognized in the balance sheet are recovered within the next years.

15 Other long term assets

Other long term assets are mainly related to licensing prepayments. Also included is an option for the purchase of another 9.4% of shares of New Scale Technology Inc., New York (EUR 68 thousand). As the value of this option cannot be measured reliably at the balance sheet date due to uncertainties during the start-up phase, no measurement at fair value has been made.

16 Interest-bearing loans and borrowings

in thousands of EUR	2009	2008
Non-current liabilities		
Secured and unsecured bank loans	53,001	36,042
	53,001	**36,042**
Current liabilities		
Current portion of secured bank loans	14,946	25,823
	14,946	**25,823**

In 2008 a revolving export financing credit amounting to EUR 9,000 thousand guaranteed by the Austrian government was included.

Terms and debt repayment schedule

in thousands of EUR	Total	1 year or less	2-5 years	More than 5 years
2009				
Capital investment loans				
EUR – fixed rate loans	0	0	0	0
R & D loans				
EUR – fixed rate loans	6,160	882	5,278	0
EUR – floating rate loans	6,394	2,800	3,594	0
CHF – floating rate loans	5,207	1,077	4,130	0
Export loan				
EUR – floating rate loan	0	0	0	0
Unsecured bank facilities				
EUR – floating rate	40,000	10,000	30,000	0
USD – floating rate	10,187	187	10,000	0
	67,948	**14,946**	**53,001**	**0**
2008				
Capital investment loans				
EUR – fixed rate loans	1,453	1,453	0	0
R & D loans				
EUR – fixed rate loans	6,960	2,201	4,759	0
EUR – floating rate loans	5,863	2,580	3,283	0
CHF – floating rate loans	8,589	589	8,000	0
Export loan				
EUR – floating rate loan	9,000	9,000	0	0
Unsecured bank facilities				
EUR – floating rate	30,000	10,000	20,000	0
USD – floating rate	0	0	0	0
	61,865	**25,823**	**36,042**	**0**

The bank loans are secured as follows:

in thousands of EUR	2009	2008
Registered mortgages on land	0	0
Assignment of debt	0	10,800

17 Provisions

in thousands of EUR	Warranties	Onerous contracts	Other personnel provisions	Other	Total
Balance at January 1, 2009	826	7,467	1,226	1,615	**11,133**
Provisions made during the year	0	7,407	1,250	375	**9,032**
Provisions used during the year	-200	-5,446	-910	-467	**-7,023**
Provisions reversed during the year	-626	-2,020	-267	-1,144	**-4,057**
Balance at December 31, 2009	**0**	**7,407**	**1,300**	**379**	**9,086**
Balance at January 1, 2008	826	9,381	2,019	1,673	**13,900**
Provisions made during the year	0	7,466	1,229	486	**9,181**
Provisions used during the year	0	-7,114	-1,459	-542	**-9,116**
Provisions reversed during the year	0	-2,267	-563	-2	**-2,832**
Balance at December 31, 2008	**826**	**7,467**	**1,226**	**1,615**	**11,133**

Warranties

A provision for warranties is recognized when a warranty claim is received from a customer.

Onerous contracts

Provisions for onerous contracts are set up when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The amount recognized as of December 31, 2009 EUR 7,407 thousand and 2008 (EUR 7,467 thousand) relates to several engineering contracts.

Other personnel provisions

Provisions for other personnel costs include profit sharing and bonuses payable within twelve months after the respective balance sheet date and sales incentives for current employees.

Other provisions

Other provisions represent mainly provisions for outstanding invoices amounting to EUR 132 thousand (2008: EUR 444 thousand).

18 Deferred government grants

In 2004, in connection with the construction of the wafer manufacturing Fab B, the Company obtained a government grant. This grant awards the Company for the increase in capital expenditure over those of the previous years. The grant is accounted for as deferred income and recognized as other operating income in line with the average depreciation charge for the underlying assets. The income recognized in 2009 (2008) amounted to EUR 900 thousand (2008: EUR 900 thousand).

19 Other liabilities

in thousands of EUR	Current		Non current	
	2009	2008	2009	2008
Accrued vacation days	2,834	4,694	0	0
Deferred income	2,008	1,433	0	0
Employee related liabilities	1,618	1,722	0	0
Liabilities from license agreements	1,364	1,590	0	0
Liabilities against tax authorities	954	858	0	0
Accrued expenses	816	1,551	0	0
Liabilities from operating leasing agreement	228	221	631	812
Derivative financial instruments	172	568	0	0
Other	411	235	0	0
	10,405	**12,872**	**631**	**812**

20 Employee benefits

Movements in the net liability recognized in the balance sheet:

in thousands of EUR	2009		2008	
	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Present value of obligation (DBO) January 1	7,975	1,233	7,829	1,290
Expense recognized in the income statement	2,101	266	450	77
Payments during the year	-555	-167	-304	-134
Present value of obligation (DBO) December 31	**9,522**	**1,332**	**7,975**	**1,233**

The value of obligation is not financed by a fund.

Expense recognized in the income statement

in thousands of EUR	2009		2008	
	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Current service cost	459	99	489	97
Interest cost	403	67	389	68
Actuarial loss/gain	1,239	100	-427	-87
	2,101	**266**	**450**	**77**

The expense is recognized in the following line items in the income statement:

	2009		2008	
in thousands of EUR	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Cost of sales	714	91	166	29
Selling, general and administrative expenses	736	93	144	25
Research and development expenses	651	83	139	24
	2,101	**266**	**450**	**77**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2009	2008
Discount rate at December 31	5.10%	5.75%
Future salary increases	2.7%	2.7%
Fluctuation < 40 years of age	10%	10%
Fluctuation > 40 years of age	7%	8%
Retirement age – women	56.5-60	56.5-60
Retirement age – men	61.5-65	61.5-65

The total personnel expense amounted to EUR 67,430 thousand in 2009 and EUR 71,707 thousand in 2008. In 2009 the amount shown includes EUR 2,346 thousand (2008: EUR 2,708 thousand) for the SOP 2005 and SOP 2009.
The average number of employees was 1,087 in 2009 and 1,129 in 2008.

Historical Information

in thousands of EUR	2009	2008	2007	2006	2005
Present value of obligation (DBO) December 31 for severance payments	9,522	7,975	7,829	7,637	7,464
Present value of obligation (DBO) December 31 for long service benefits	1,332	1,233	1,290	1,069	1,014
	10,854	**9,208**	**9,119**	**8,706**	**8,478**

21 Shareholders' equity

Share capital and share premium

in thousands of EUR	2009	2008
Share capital	26,698	26,698
Additional paid-in capital	100,638	98,292
	127,336	**124,991**

In April 2004, the Annual General Meeting resolved a share split of 1:3, resulting in a share capital of EUR 21,801,850.25 divided into 9,000,000 shares. In May 2004 the capital was increased by 2,000,000 shares up to 11,000,000 shares, resulting in a share capital of EUR 26,646,705.86 and an increase of additional paid-in capital (share premium) of EUR 37,399,281.40 (premium on capital stock minus transaction cost of the capital increase). All shares have no notional par value and are fully paid-in. Since May 2004, the Company's shares are listed on the SIX Swiss Exchange, Zurich, Switzerland.

In May 2005, the executive board was authorized to increase the share capital from EUR 26,646,705.86 by EUR 2,398,203.53 to EUR 29,044,909.39 by issuing 990,000 shares. This represented 9% of the issued share capital at the time of approval. Purpose of this capital increase was the grant of Stock Options to employees of the Company.

Based on this authorization 21,355 shares have been issued between 2006 and 2009. This led to an increase of the share capital by EUR 51,730.95 to EUR 26,698,436.81.

At the Annual General Meeting on March 29, 2006 the Management Board was authorized to increase share capital up to a total of EUR 10,925,024.00 by issuing 4,510,000 shares. Price and conditions for any increase are subject to Supervisory Board approval.

In 2006 174,375 treasury shares at a price of EUR 6 per share were acquired by the company exercising an option privilege in order to fulfill the obligations deriving from SOP 2002. Of these no shares (2008: 12,500) were transferred to employees and executives of the company in 2009.

During the course of the financial year 2009 the company issued no shares (2008: 770 shares) in order to meet its obligations with respect to the execution of stock options regarding the stock option plans (SOP 2005 and SOP 2009).

The holders of ordinary shares are entitled to receive dividends based on the distributable net income ("Bilanzgewinn") presented in the separate financial statements of the parent company compiled in accordance with the Austrian Commercial Code (UGB) and as declared by shareholders' resolution and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company's residual assets.

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities.

Management of Equity

The economic equity matches equity as shown in the Company's balance sheet. The Management Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Amongst other financial ratios the Management Board monitors equity ratio and return on equity. For establishing adequate capital resources, dividend payments and share buy-backs are considered appropriate. These aims have not changed during the business year of 2009. None of the group companies are subject to certain capital requirements.

22 Earnings per share

Basic earnings per share

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders.

Net result attributable to ordinary shareholders

In EUR	2009	2008
Net result for the year	-18,002,998.82	12,280,949.10
Weighted average number of shares outstanding	10,635,525	10,861,458
Earnings per share (basic)	-1.69	1.13
Earnings per share (diluted)	-1.69	1.12

The options granted according to the SOP 2005 and SOP 2009 will dilute in general. The dilution only occurs if the strike price is below the average stock-exchange price. Considering the requirements to be fulfilled by the employees during the vesting period of SOP 2005 and SOP 2009 there will be no dilution for options that are not exercisable on December 31st, 2009. Going forward the SOP 2002 will be covered by treasury shares so a marginal dilution could exist. In 2009 considering the dilution a reduction of the loss per share occurs. Therefore according to the regulations in IAS 33 no dilution has to be considered for SOPs 2002, 2005 and 2009.

Reconciliation of ordinary shares

in pieces	2009	2008
Outstanding shares as of January 1	10,672,039	10,903,482
Purchase and sale of treasury shares	-138,832	-232,213
Capital increase regarding stock option plan 2005	0	770
Outstanding shares as of December 31	10,533,207	10,672,039

23 Financial instruments

Exposure to credit, interest rate and currency risks arise in the normal course of the Group's business. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates and interest rates.

All transactions related to derivative financial instruments are carried out centrally by the Group's treasury department. In connection with these financial instruments, the Company utilizes advisory services from national and international financial institutions.

Credit risk
According to the Management's credit policy the exposure to credit risk is continuously monitored. Credit evaluations are performed on all customers applying for a certain term of payment.

According to the Company's treasury and risk management policy, investments are allowed in liquid securities only, and solely with counter parties having a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counter parties with high credit ratings and with whom the Group has a signed netting agreement.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments in the balance sheet.

Interest rate risk
Interest rate risk – the possible fluctuations in value of financial instruments and changes in future cash flows – arises in relation to medium and long-term receivables and payables (especially borrowings). austriamicrosystems' treasury policy ensures that part of the cash flow risk is reduced by fixed-interest borrowings. On the liability side, 9% (2008: 14%) of all amounts owed to financial institutions are at fixed rates. Of the remaining borrowings on a floating rate basis (91% (2008: 86%)), 61% (2008: 31%) will be repaid over the next two years. The remaining floating rate borrowings are checked on a continuing basis with regard to the interest rate risk. On the asset side, the interest rate risks are primarily with time deposits that are tied to the market interest rate.

Foreign currency risk
Foreign currency risks result from the Group's extensive buying and selling of products outside of the Euro-zone. As a result, significant and frequent cash flows from operating activities (e.g. trade receivables and payables) denominated in foreign currencies are hedged. These hedges concern primarily transactions in USD.

In order to avoid currency risk, the Company regularly utilizes forward currency contracts, option contracts as well as interest swaps. Transaction risk is calculated for each foreign currency and takes into account significant foreign currency receivables and payables as well as highly probable purchase commitments.

As per December 31, 2009 and December 31, 2008 respectively, austriamicrosystems holds foreign currency forwards, options and swaps to minimize its foreign currency exposure with respect to trade receivables, trade payables and forecasted purchase commitments.

Liquidity risk
Liquidity risk is the risk for the Company not to be able to fulfill its financial obligations on maturity. The management's approach is to assure sufficient liquidity for the Company under ordinary and extraordinary conditions. The management monitors constantly the cash demand and optimizes the cash flow. Detailed planning occurs for a period of 12 months in which also due payables and extraordinary circumstances as far as foreseeable are considered. Additionally the company has unused credit lines available.

Summary of financial instruments recorded on the balance sheet:

in thousands of EUR		2009 Nominal value	2009 Carrying amount	2009 Fair value	2008 Nominal value	2008 Carrying amount	2008 Fair value
Financial assets							
Short term financial investments							
Designated at fair value through profit & loss							
Fixed rate financial instrument	EUR	15,000	15,486	15,486	0	0	0
Floating rate financial instruments	EUR	0	0	0	4,000	3,810	3,810
			15,486	**15,486**		**3,810**	**3,810**
At fair value through profit & loss held for trading							
Interest rate swap	USD	13,000	0	0	0	0	0
Foreign currency option	USD	15,500	235	235	34,000	154	154
			235	**235**		**154**	**154**
Financial liabilites							
Other financial liabilities							
At amortized costs							
Capital investment loans							
Fixed rate loan	EUR	0	0	0	1,453	1,453	1,453
R&D loans							
Fixed rate loan	EUR	6,160	6,160	6,111	6,960	6,960	6,764
Floating rate loan	EUR	6,394	6,394	6,243	5,863	5,863	5,863
Floating rate loan	CHF	7,752	5,207	5,092	12,764	8,589	8,589
Export loans							
Floating rate loan	EUR	0	0	0	9,000	9,000	9,000
Unsecured bank facilities							
Floating rate	EUR	40,000	40,000	39,889	30,000	30,000	30,000
Floating rate	USD	14,570	10,187	10,174	0	0	0
			67,948	**67,509**		**61,865**	**61,669**
At fair value through profit & loss held for trading							
Interest rate swap	EUR	10,000	172	172	10,000	568	568

The fair value calculations are based on the respective cash flows discounted on the balance sheet date with interest rates applicable to similar financial instruments.

Financial Instruments held for trading and available for sale are measured at their respective market value. The valuation of derivative financial instruments is based on valuations done by the external contractors.

The interest swaps shown under derivative financial instruments is a USD-interest-rate swap with a nominal value of USD 13,000 thousand and a EUR-interest-rate swap with a nominal value of EUR 10,000 thousand. For the USD-interest-rate swap austriamicrosystems pays a fixed rate of 2.57% and gets the three 3M-USD-Libor with a maturity date of April 29, 2014. For the EUR-interest-rate swap the company pays a fixed rate of 2.73% and gets the 3M-Euribor with a maturity of April 29, 2014. The remaining term of the other derivative financial instruments is less than one year.

Net gains and losses from financial instruments

in thousands of EUR	Result from Valuation	Foreign currency valuation	Result from devestment
2009			
Financial assets			
At fair value through profit & loss held for trading	50	81	482
Designated as at fair value through profit & loss	0	0	190
Loans and receivables	0	485	-487
Financial liabilities			
At fair value through profit & loss held for trading	-129	0	-525
At amortized costs (other financial liabilities)	0	-258	1,641
2008			
Financial assets			
At fair value through profit & loss held for trading	-29	154	192
Designated as at fair value through profit & loss	-158	0	0
Loans and receivables	0	146	1,613
Financial liabilities			
At fair value through profit & loss held for trading	690	0	-10,265
At amortized costs (other financial liabilities)	0	-444	0

Interest and dividends were not included in the tables above.

Interest income and interest expenses

Interest income and expenses from financial assets which are valued at fair value and are not affecting net income are as follows:

in thousands of EUR	2009	2008
Interest income	1,041	1,250
Interest expenses	-1,989	-2,286

Effective interest rates and liquidity analysis

The following are the contractual maturities of financial liabilities including interest payments and the effective interest rates at the balance sheet date.

in thousands of EUR	Interest rate	Carrying amount	Expected cash flow	0-1 year	2-5 years	More than 5 years
2009						
Capital investment loans						
EUR – Fixed rate loans	0.00%	0	0	0	0	0
R & D loans						
EUR – Fixed rate loans	2.34%	6,160	6,472	1,014	5,458	0
EUR – Floating rate loans	1.43%	6,394	6,520	2,868	3,651	0
CHF – Floating rate loans	1.07%	5,207	5,322	1,121	4,201	0
Export loan						
EUR – Floating rate loan	0.00%	0	0	0	0	0
Bank overdrafts						
EUR – Floating rate loan	2.66%	40,000	41,841	10,919	30,922	0
USD – Floating rate loan	2.35%	10,187	10,479	408	10,071	0
		67,948	**70,634**	**16,330**	**54,303**	**0**
2008						
Capital investment loans						
EUR – Fixed rate loans	3.40%	1,453	1,453	1,453	0	0
R & D loans						
EUR – Fixed rate loans	2.30%	6,960	7,303	2,325	4,978	0
EUR – Floating rate loans	3.31%	5,863	6,154	2,744	3,410	0
CHF – Floating rate loans	1.85%	8,589	9,026	725	8,301	0
Export loan						
EUR – Floating rate loan	3.29%	9,000	9,292	9,292	0	0
Bank overdrafts						
EUR – Floating rate loan	2.14%	30,000	31,409	10,632	20,777	0
USD – Floating rate loan	0.00%	0	0	0	0	0
		61,865	**64,636**	**27,172**	**37,465**	**0**

Risk of change of interest rates

At the balance sheet date the interest bearing financial instruments carry the following values:

in thousands of EUR	2009	2008
Financial assets		
Fixed rate financial instruments	15,486	0
Floating rate financial instruments	0	3,810
Interest rate swaps	0	0
Financial liabilities		
Fixed rate loans	6,160	8,413
Floating rate loans	61,788	53,452
Interest rate swaps	172	568

Fair value sensitivity analysis for fixed rate instruments

A change of 100 basis points (bp) in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular currency rates, remain constant. This analysis is performed on the same basis for 2008.

	Profit & loss statement		Equity	
in thousands of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
2009				
Financial assets				
Fixed rate financial instruments	-280	301	0	0
2008				
Financial assets				
Fixed rate financial instruments	0	0	0	0

Cash flow sensitivity analysis for variable rate instruments.

A change of 100 basis points (bp) in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular currency rates, remain constant. This analysis is performed on the same basis for 2008.

	Profit & loss statement		Equity	
in thousands of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
2009				
Financial assets				
Variable rate financial instruments	0	0	0	0
Interest rate swaps	302	-431	0	0
Financial liabilities				
Floating rate loans	-1,003	1,003	0	0
Interest rate swaps	350	-414	0	0
2008				
Financial assets				
Variable rate financial instruments	180	0	0	0
Interest rate swaps	0	0	0	0
Financial liabilities				
Floating rate loans	-1,083	1,083	0	0
Interest rate swaps	-1,021	563	0	0

Foreign currency risk

The company's exposure to foreign currency risk was as follows based on notional amounts:

In thousands of	USD	CHF	JPY
2009			
Trade receivables and other receivables	23,026	-27	0
Trade liabilities and other liabilities	-6,863	-5	-31,989
Interest bearing loans	-14,570	-7,752	0
	1,593	-7,784	-31,989
Currency options	-15,500	0	0
	-15,500	0	0
Net foreign currency risk	**-13,907**	**-7,784**	**-31,989**
2008			
Trade receivables and other receivables	22,664	0	0
Trade liabilities and other liabilities	-11,032	-309	-30,692
Interest bearing loans	0	-12,764	0
	11,631	-13,073	-30,692
Currency options	-34,000	0	0
	-34,000	0	0
Net foreign currency risk	**-22,369**	**-13,073**	**-30,692**

Sensitivity analysis

A 10 percent strengthening/weakening of the EUR against the following currencies at December 31 would have increased (decreased) equity and profit loss by the amounts shown below.

	Profit & loss		Equity	
in thousands of EUR	10% increase	10% decrease	10% increase	10% decrease
2009				
USD	612	-96	0	0
CHF	475	-581	0	0
JPY	22	-27	0	0
2008				
USD	-879	991	0	0
CHF	795	-971	0	0
JPY	22	-27	0	0

This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

The following FX exchange rates were used during the business year:

	Annual average exchange rate		Period end exchange rate	
	2009	2008	2009	2008
USD	1.3963	1.4726	1.4406	1.3973
CHF	1.5076	1.5786	1.4836	1.4958
JPY	130.63	151.53	133.16	126.69

24 Operating leases

Leases as lessee

Non-cancelable operating lease rentals are payable as follows:

in thousands of EUR	2009	2008
Less than one year	4,765	5,032
Between one and five years	5,850	10,633
More than five years	0	0
	10,615	**15,665**

Some of the Group's subsidiaries lease office space. In addition, the Group leases the "gas farm" as well as automobiles under operating leases. The lease agreements typically run for an initial period of four to ten years, typically including an option for the lessee to renew the lease after that date. Since January 1, 2007 a leasing contract for semiconductor equipment is in force. Lease payments are adapted annually to reflect market rentals. None of the leases includes contingent rentals. The expenses for operating lease amounted to EUR 4,843 thousand in 2009 (2008: EUR 5,094 thousand).

25 Contingencies

The preparation of the consolidated financial statements according to IFRS requires discretionary decisions and business assumptions by management concerning future developments, thus materially determining the method and value of assets and liabilities, the disclosure of other obligations at the balance sheet date and the resulting earnings and expenditures within the year.
Within the following assumptions there exist risks which could lead to changes in the value of assets or liabilities during the following fiscal year:

- the valuation of provisions for severance payments and long service benefits is made using assumptions concerning the discount rate, retirement age, fluctuations and future salary increases.
- the application of deferred tax assets is under the assumption that taxable income will be available to take advantage of existing tax loss carry forwards in the future.
- the impairment test of the tangible fixed assets is based on forecasted future cash flows in the years to come utilizing an industry and company related discount rate.

26 Related parties

Identity of related parties
The Company has a related party relationship with:

- the Company's Executive Officers (CEO, CFO)
- the members of the Company's Supervisory Board (Aufsichtsrat)
- associated companies

Remuneration of the Company's Executive Officers amounted to EUR 577 thousand (2008: EUR 576 thousand). The Company recorded an amount of EUR 281 thousand for the accrual of variable salaries (2008: EUR 0) and an amount of EUR 73 thousand (2008: EUR 73 thousand) for the accrual for severance payments. Moreover, the board of directors received call options for shares of austriamicrosystems AG with a calculated value at the allocation date of EUR 34 thousand (2008: EUR 139 thousand).

The remuneration of the company's Supervisory board amounted to EUR 237 thousand (2008: EUR 229 thousand). All remunerations were or are be paid directly by the Company. The Company has no consulting agreements with members of their Supervisory Board and the Company's known shareholder.
The Company's Executive Officers hold 191,355 shares and call options for the purchase of 145,000 shares as of December 31, 2009 (110,478 shares and call options for the purchase of 115,000 shares as of December 31, 2008).

During the business year 2008 the Company purchased 80,355 shares from the board of directors member Mag. Michael Wachsler-Markowitsch for the price of CHF 25.50 per share. The purchase price has been derived from the actual stock-market price at the date of the purchase. In consequence of a decision of the supervisory board the transaction has been rescinded for the price of CHF 25.50 per share in October 2009. All regulations according to the SIX Swiss Exchange and Austrian law concerning necessary announcements have been obeyed. The proceeds have been settled on the date of the purchase.

The breakdown for the individual members of the supervisory board for the year 2009 is as follows

Name	Function	Directors' gross remuneration fixed in EUR thousand	Number of shares held as per Dec. 31	Number of options held as per Dec. 31
DI Guido Klestil	Chairman	83	34,280	0
Prof. Dr. Siegfried Selberherr	Vice chairman	63	15,000	0
Mag. Hans Jörg Kaltenbrunner	Vice chairman (since April 2, 2009)	1	0	0
Dr. Kurt Berger	Member (since April 2, 2009)	2	0	0
Dr. Felix Ehrat	Member (until April 2, 2009)	41	X	0
Michael Grimm	Member (since April 2, 2009)	1	0	0
Dipl. Wirtsch. Ing. Klaus Iffland	Member	42	1,000	0
Johann Eitner	Board representative	2	0	0
Ing. Günter Kneffel	Board representative	2	0	0
DI Kurt Layer	Board representative (since April 2, 2009)	1	40	0
		237	**50,320**	**0**

The shown remunerations show the amounts actually paid during the business year. The remuneration for the business year 2009 will be determined at the Annual General Meeting on May 6, 2010.

No person related to the supervisory board held shares or options of austriamicrosystems AG as of December 31, 2009.

The breakdown for the individual members of the supervisory board is as follows as of December 31, 2008

Name	Function	Directors' gross remuneration fixed in EUR thousand	Number of shares held as per Dec. 31	Number of options held as per Dec. 31
DI Guido Klestil	Chairman	82	24,780	0
Prof. Dr. Siegfried Selberherr	Vice chairman	63	15,000	0
Dr. Felix Ehrat	Member	41	7,203	0
Dipl. Wirtsch. Ing. Klaus Iffland	Member	41	560	0
Johann Eitner	Board representative	1	0	0
Ing. Günter Kneffel	Board representative	1	0	0
		229	**47,543**	**0**

No person related to the supervisory board held shares or options of austriamicrosystems AG as of December 31, 2008.

As of December 31, 2009 and December 31, 2008 respectively, the remuneration for the board of directors was as follows:

Remuneration

	CEO		CFO		Board of directors total	
in EUR thousand	2009	2008	2009	2008	2009	2008
Salary						
Salary, not variable	357	357	220	219	577	576
Salary, variable	165	0	116	0	281	0
Options						
Options (value at allocation)	24	93	10	46	34	139
Non cash benefit						
Car	7	7	7	7	14	14
Expense for precautionary measures						
Contribution to accident insurance	2	2	1	1	3	3

Regarding the stock option plans SOP 2009 (2008: SOP 2005), 21,000 call options (2008: 20,000) for the CEO, 9,000 for the CFO (2008: 10,000) and 30,000 (2008: 30,000) call options for the board of directors as a whole were allocated during the year. The strike price amounts to EUR 7.68 (2008: EUR 19.04). For conditions and valuations of the call options for shares of austriamicrosystems AG based on the SOP 2005 and SOP 2009 please refer to point (p) (iv).

Persons related to the board of directors held 4,960 shares and no options of austriamicrosystems AG as per December 31, 2009 and December 31, 2008, respectively.

There are no unsettled financial liabilities between members of the supervisory board or the board of directors and austriamicrosystems.

Associated companies

New Scale Technologies Inc., New York, creates disruptively small motion systems. Based on its patented micro-motor technology, New Scale Technlogy Inc. invents, manufactures and sells miniature ultrasonic motors and integrated positioning systems.

During the business year 2009 a 30% share of FlipChip Holdings LLC, Arizona, was acquired. Based on its patented Wafer-Level Packaging (WL-CSP) Technology, FlipChip Holdings LLC, Arizona, researches and produces high-end packaging technologies.

During the business year also a production license was acquired which has been recorded within the intangible assets.

27 Remuneration for the auditors

The expense for the auditor's remuneration for the audit of the financial statements and annual consolidated financial statements 2009 amounted to EUR 91,000. For other consultancy services EUR 4,080 have been expensed.

28 Group enterprises

	Accounting method	Country of incorporations	Ownership interest 2009	2008
austriamicrosystems France S.à.r.l.	fully consolidated	France	100%	100%
austriamicrosystems Germany GmbH	fully consolidated	Germany	100%	100%
austriamicrosystems Italy S.r.l.	fully consolidated	Italy	100%	100%
austriamicrosystems Switzerland AG	fully consolidated	Switzerland	100%	100%
austriamicrosystems (United Kingdom), Ltd.	fully consolidated	U. K.	100%	100%
austriamicrosystems Spain SL	fully consolidated	Spain	100%	100%
austriamicrosystems USA, Inc.	fully consolidated	USA	100%	100%
austriamicrosystems Japan Co., Ltd.	fully consolidated	Japan	100%	100%
austriamicrosystems (India), Pvt. Ltd.	fully consolidated	India	100%	100%
austriamicrosystems (Philippines), Inc.	fully consolidated	Philippines	100%	100%
Aspern Investment Inc.	fully consolidated	USA	100%	-
Austria Mikro Systeme International Ltd.	at cost	China	100%	100%

The Group enterprise accounted for at cost has ceased operations and is not material individually and on an aggregated basis.
The purchased 30% share of FlipChip Holdings LLC, Arizona, is accounted for using the equity method.

29 Events after the balance sheet date

No transactions had a significant effect on austriamicrosystems' financial position, assets or earnings after the closing of the fiscal year.

Unterpremstätten, February 3, 2010

John A. Heugle
CEO

Michael Wachsler-Markowitsch
CFO

Independent Auditor's Report

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of austriamicrosystems AG, Unterpremstätten, for the reporting period from 1 January 2009 to 31 December 2009. These consolidated financial statements comprise the balance sheet as at 31 December 2009, and the income statement, cash flow statement and statement of changes in equity for the year then ended, and the notes.

Management's Responsibility for the Consolidated Financial Statements and Accounting System

Management is responsible for the accounting system and for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standard Board (IASB) and in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements comply with legal requirements and present fairly, in all material respects, the financial position of the group as at 31 December 2009 and its financial performance for the period from 1 January 2009 to 31 December 2009 in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standard Board (IASB) and in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the EU.

Report on Other Legal Requirements (Group Management report)

Austrian legal requirements require us to verify whether the group management report is consistent with the financial statements and whether the other disclosures made in the group management report do not give rise to misconception of the position of the group. The auditor's report should also include a statement whether the group management report is consistent with the consolidated financial statements.

In our opinion, the group management report is consistent with the consolidated financial statements.

Vienna, February 3, 2010

KPMG
Wirtschaftsprüfungs- und Steuerberatungs GmbH

Mag. Helmut Kerschbaumer	**ppa Dr. Günther Hirschböck**
Austrian Chartered Accountant	Austrian Chartered Accountant

This report is a translation of the original report in German, which is solely valid. Publication of the consolidated financial statements together with our auditor's opinion may only be made if the consolidated financial statements and the group management report are identical with the audited version attached to this report. Paragraph 281 Section 2 UGB applies.



Imprint

Responsible for contents

austriamicrosystems AG
Moritz M. Gmeiner
Investor Relations
A-8141 Schloss Premstätten/Austria
Phone +43/3136/500-5970
Fax +43/3136/500-5420
investor@austriamicrosystems.com
www.austriamicrosystems.com

Photographs: Toni Muhr, Graz (www.tonimuhr.at)







austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Unterpremstaetten, May 3, 2010

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated February 22, 2010
2.	Press release dated February 25, 2010
3.	Press release dated March 10, 2010
4.	Press release dated March 29, 2010
5.	Press release dated March 31, 2010
6.	Press release dated March 24, 2010
7.	Press release dated April 12, 2010
8.	Press release dated April 14, 2010
9.	Press release dated April 26, 2010
10.	Annual Report 2009

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Gmeiner

austriamicrosystems reports first quarter results

Key financial data for the first quarter of 2010

Unterpremstaetten, Austria (April 26, 2010) — austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for consumer, communications, industrial, medical and automotive applications, reports strong revenue growth for the first quarter 2010 compared to last year's first quarter and a further solid quarter-on-quarter earnings improvement. The results reflect the ongoing recovery in the worldwide analog semiconductor market and new product ramp-ups driven by broad-based customer demand across application segments.

First quarter 2010 group revenues were EUR 44.0 million, increasing 73% from EUR 25.4 million reported in the same quarter 2009. In contrast to previous years' quarter-on-quarter seasonality, first quarter revenues were slightly up on the previous quarter. In constant currency, current revenues were 78% higher compared to the first quarter 2009. Gross margin improved sharply to 44% from 31% in the first quarter 2009 given the return to high levels of capacity utilization. The result from operations (EBIT) for the first quarter was a profit of EUR 3.1 million compared to a loss of EUR 8.5 million in the first quarter of 2009. This significant increase demonstrates the leverage effect of high utilization levels and strong revenue growth. The first quarter net result was a profit of EUR 2.0 million compared to a loss of EUR 8.0 million in the same period 2009.

Basic and diluted earnings per share were identical for the quarter at CHF 0.29 / EUR 0.20 (CHF -1.13 / EUR -0.75 in the first quarter 2009). Total backlog excluding consignment stock agreements grew sharply to EUR 65.5 million on March 31, 2010, compared to EUR 30.6 million on March 31, 2009 and EUR 45.6 million on December 31, 2009. Cash and short-term investments totaled EUR 40.8 million on March 31, 2010 compared to EUR 42.2 million on December 31, 2009. Operating cash flow in the first quarter was EUR 8.0 million (EUR 0.1 million in the first quarter 2009).

austriamicrosystems' business performed strongly in the first quarter as customer demand continues to recover and expand at an accelerated pace in the majority of the company's markets. In Consumer & Communications, austriamicrosystems saw high and growing run rates for its lighting and power management products for handsets and other devices and is shipping increasing volumes of MEMS microphone and LCD backlighting ICs, which include recently launched products. In the industrial market, demand for the company's sensor and sensor interface products continued to improve significantly, with certain market segments already returning to pre-crisis shipment levels. The automotive market also showed further signs of returning to previous volume levels as shipment rates picked up considerably.

austriamicrosystems continued to register high design and development activity with its broad portfolio of products at customers in all regions and sales channels in the quarter. Despite evidence of tightening supply chains in the analog semiconductor market austriamicrosystems is in a solid position to fulfill



ongoing and expected customer demand benefitting from its in-house manufacturing capabilities and production partnerships.

Looking forward, demand visibility has continued to improve significantly as order patterns show ongoing strength in the majority of austriamicrosystems' target markets. Based on available information, austriamicrosystems expects the current strong business environment to persist throughout 2010. Consequently, the company now anticipates full year revenue growth for 2010 at around 35% with operating profitability growing strongly from 2009 levels.

The complete first quarter report 2010 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/eng/Investor/Financial-Reports

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading standard and customized analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, and mobile infotainment in its markets Consumer & Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

Internet of Things – From Vision to Reality

International RFID technology leaders NXP Semiconductors, MTI, austriamicrosystems, and RF-iT partner to demonstrate PlugNPlay solution, a major step towards the Internet of Things

Connecting everyday items to the internet through embedding short-range mobile transceivers enables a new medium of communication between people and objects and between objects themselves. Novel EPCglobal C1G2 RFID products, including USB Dongle UHF RFID reader and Gen2 Tag with advanced capabilities, are presented allowing large scale integration of ubiquitous computing in a way triggering innovative ideas of high value applications for the everyday life. Easy to install, one-click downloadable software makes the technology utilizable for experts and novices alike in a simple and fast way to access the Internet of Things.

MTI's game changing RFID USB Dongle (RU-888-100) based on austriamicrosystems AS3992 high-performance, completely-integrated silicon solution provides a global, affordable, mobile and enabling EPCglobal C1G2 integrated UHF reader complete with embedded antenna. RF-iT Solution's innovative detego® EXPRESS provides a powerful software module catalogue. A variety of predefined interfaces to backend ERP or database systems can be downloaded easily. The internet link module directly feeds product code information into internet search engines. NXP's newly announced UCODE G2iL+ tag silicon provides advanced features for EPCglobal C1G2 tags, including the industry's first tag level I/O signaling interfaces, enabling low cost passive UHF RFID to be used in applications never before possible.

Come see our **Internet of Things – from Vision to Reality** demonstration at MTI's booth (#355) during RFID Journal Live! 2010 in Orlando, Florida on April 14-16, 2010 and witness UHF passive RFID in a different, new and exciting way:

Smart Interfacing
Plug MTI's RFID USB Dongle (RU-888-100) with austriamicrosystems inside to a USB port of your PC, download the detego® EXPRESS software from RF-iT's homepage and feed EPC data to any IT-Backend system of your choice. Through a series of interfaces defined data (ID, timestamp, location) is provided to seamlessly integrate into your IT backend systems like SAP, Navision, Sage and numerous others.

Smart Advertising
Download the Internet link option from RF-iT's home-page and optionally feed EPC data to search engines like Google. Find out valuable information about products and services by just presenting a tagged item to MTI's RFID USB Dongle reader powered by austriamicrosystems with RF-iT's software application seamlessly connecting EPC data to the world wide web.

Smart Theft Protection
The recently announced NXP Semiconductors UCODE G2iL+ presents many exciting new features never before available from EPCglobal C1G2 compliant UHF tag silicon. One application that the partners have leveraged from the UCODE G2iL+ and demonstrate is the activation and deactivation of electronic devices over the RFID link. By integrating NXP's tiny G2iL+ silicon into a tag, and then embedding this within an object or item, or even a printed circuit board (PCB) of a device such as a mobile phone, MP3 player or printer, the product can be stored on the


austriamicrosystems

sales floor in a deactivated state minimizing its value to potential shoplifters. Activation and downloading of relevant software or firmware of the device can be done at home after proper registration on the vendor's homepage, or alternatively at the POS, whichever is most convenient.

About NXP Semiconductors
UCODE G2iL series offer leading edge read range enabling simple antenna design solutions that increase the cost effectiveness of RFID solutions. An extensive set of unique features, including the Digital Switch, Data Transfer, Tag Tamper Alarm, battery assist mode and advanced privacy features make RFID more reliable, more flexible and easier to work with. NXP Semiconductors provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power, Digital Processing and manufacturing expertise. These innovations are used in a wide range of automotive, industrial, consumer, lighting, medical, computing and identification applications. Headquartered in Europe, the company has about 28,000 employees working in more than 25 countries and posted sales of USD 3.8 billion in 2009. News from NXP is located at www.nxp.com.

About MTI
MTI was founded in 1983 as the first RF and Microwave design and manufacturing company in Taiwan. Internationally recognized today as a global leader in supplying RF and microwave products, MTI designs and manufactures products for cellular base stations backhaul; Remote Radio Heads for LTE; satellite receivers, upconverters and transceivers; terrestrial PTP and PTMP Radios, and Broadband Wireless Access applications. With award winning quality systems and a proven track record for high-volume manufacturing and shipments of complex RF and microwave products in excess of 1M pcs/month, MTI is focusing its resources on innovating and developing RFID Reader products for high-volume manufacturing applications and to enable triggering of mass market and ubiquitous adaptation of UHF passive RFID. For further information please contact prince_darryn@mti.com.tw or visit www.mti.com.tw.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages more that 28 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com.

About RF-iT Solutions
RF-iT Solutions GmbH stands for expert consulting, successful project implementation and the development of advanced RFID solution modules. As developer of the leading RFID platform detego® You-R OPEN and a leading European provider of integrated RFID solutions, we offer detego® standard modules for the optimization of business processes. At the same time, we focus our research and development capabilities continuously on in-novative technologies in the Auto-ID field, to create a clear value for our customers. Since our founding in 2005, we witnessed a steady growth and have gained many new partners, employees and customers. For further information about RF-iT Solutions GmbH and the solution modules of detego® please visit www.rf-it-solutions.com.


austriamicrosystems

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Mark Dickson
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
mark.dickson@austriamicrosystems.com
www.austriamicrosystems.com

Keywords: austriamicrosystems, mobile transceivers, RFID products, USB Dongle UHF RFID reader, UHF reader


austriamicrosystems
a leap ahead in analog


MICROELECTRONICS
TECHNOLOGY INC.

PRESS RELEASE

austriamicrosystems and MTI announce new low-cost, high-performance, globally compliant UHF RFID Reader dongle and module

The austriamicrosystems' Simply Gen 2 chipset enabled MTI to quickly develop new UHF RFID Reader products

Unterpremstaetten, Austria (April 12, 2010) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs and Microelectronics Technology, Inc. (MTI), a global leader in the design and manufacturing of high-volume RF and Microwave products, today announced the release of the RU-888-000 USB UHF RFID Reader Module and the RU-888-100 UHF RFID USB Dongle. Both the embedded module and dongle are ideally suited for use in fixed RFID printers, handheld RFID printers, battery-powered mobile RFID printers and handheld readers.

The dongle is complete with internal antenna and turns any USB enabled computer, notebook, netbook, PDA or mobile phone into an ISO 18000-6C/EPCglobal C1G2 RFID Reader System. Uses include product authentication, asset and inventory verification, customer facing POS, mobile and portable RFID reader infrastructure solutions. The module offers the same features and performance but is designed for easy integration.

Both MTI products are equipped with austriamicrosystems "Simply Gen 2" UHF RFID technology. MTI leveraged austriamicrosystems chipset to develop a competitive, world wide shippable solution in a timeframe they could not achieve with any other solution. Their competitive price point means that reader costs are no longer the barrier to implementation or Gen 2 market development.

"We were very excited when MTI decided to augment their expertise with the Simply Gen 2 chip set", said Bruce Ulrich, Marketing Director Consumer and Communications at austriamicrosystems. "It resulted in MTI being able to develop a very compelling solution in under 6 months."

Darryn Prince, VP Strategic Business Development at MTI, commented, "MTI is pleased to be working closely with austriamicrosystems in developing innovative RFID reader products specifically targeted for applications requiring best in performance and functional features. Together, MTI and austriamicrosystems provide a level of customization, miniaturization, packaging options and affordability -- with embedded antennas -- not currently available in the market today."

To get more information on austriamicrosystems' RFID solutions please visit www.austriamicrosystems.com/RFID

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages more that 28 years of expertise in low power



and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com .

About MTI

MTI was founded in 1983 as the first RF and Microwave design and manufacturing company in Taiwan. Internationally recognized today as a global leader in supplying RF and microwave products, MTI designs and manufactures products for Cellular Base Stations Backhaul, Remote Radio Heads for LTE, Satellite Receivers and Communications, Terrestrial Radio, and Broadband Wireless Access applications. With award winning quality systems in place and a proven track record for high-volume manufacturing and shipments in excess of 1M pcs/month, MTI is focusing its resources on innovating and developing RFID UHF Reader products for high-volume manufacturing and to enable triggering of mass market and ubiquitous adaptation of RFID. For further information please visit www.mti.com.tw

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Mark Dickson
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
mark.dickson@austriamicrosystems.com
www.austriamicrosystems.com

Microelectronics Technology, Inc.
Darryn Prince
Mobile Tel: (USA) 760.613.2471
Email: prince_darryn@mti.com.tw
www.mti.com.tw

Meta Keywords:
UHF RFID Reader

Meta Description:
UHF RFID Reader

Meta Title:
UHF RFID Reader

austriamicrosystems

Press Release
March 24, 2010

austriamicrosystems announces new low-power high-resolution magnetic rotary encoder IC for battery powered applications

The AS5055 features small size, simple hook-up, automatic wakeup

Unterpremstaetten, Austria (March 24, 2010) – austriamicrosystems (SIX: AMS), a leading designer and manufacturer of high-performance analog ICs, today announced the AS5055 magnetic rotary encoder with automatic power-down and wake-up modes. Targeted for low-power battery operated applications such as robotics, the AS5055 is also well suited for other position sensing applications requiring small size and high resolution. The AS5055 integrates four Hall sensor elements, a 12-bit angle encoder, a smart power management controller and an easy-to-use 3- or 4-wire SPI communications interface.

Housed in a small 4x4 mm QFN package, the low-power encoder is the smallest device in its class. Depending on the readout rate, the current consumption is reduced to µA-levels, e.g. 50µA average at 10 measurements per second – the lowest in the industry.

Only a few passive components and a magnet rotating above the chip are necessary to assemble the encoder systems. The AS5055 performs all angle calculations as well as automatic power-up and power-down on–chip. It only draws current, when a new measurement is requested by the host controller. As soon as the acquisition of a measurement is completed, the AS5055 automatically suspends to power-down.

Josef Janisch, product marketing manager at austriamicrosystems, stated, "This is the industry's smallest 12-bit magnetic rotary encoder available. It also offers the lowest power consumption due to automatic shutdown and wake-up modes. This is ideal for battery equipment, as it extends battery life. In addition, the industry standard SPI interface offers an easy-to-use connection to common microcontrollers."

The AS5055 is available in a tiny 4x4 mm 16-pin QFN package, operates from a 3.3 volt power supply, and has an ambient operating temperature range of -20 to +85°C.

Price & Availability

Available now, the price for the AS5055 is 1.92 € (that's $2.69 USD) in 10,000-piece quantities.

Technical Support

A demonstration board for the AS5055 magnetic encoder is available. Contact austriamicrosystems for price. For further information on the AS5055 or to request samples, please visit www.austriamicrosystems.com/AS5055

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees,


austriamicrosystems

austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Jean-Marc Lucchini
Tel: +43 (0) 3136 500 4521
jeanmarc.lucchini@austriamicrosystems.com
www.austriamicrosystems.com

Meta Keywords:
Magnetic encoder, magnetic rotary encoder, Hall sensor, Hall sensor, Hall encoder, Hall-encoder, low power, low power consumption, 12-bit resolution, easy-to-use connection, smallest magnetic rotary encoder, small size magnetic rotary encoder

Meta Description:
12-bit magnetic rotary encoder from austriamicrosystems with automatic power down and wake-up mode for low power battery operated applications and other position sensing tasks requiring small size and high resolution.

Meta Title:
Small size, low power magnetic rotary encoder

austriamicrosystems

Press Release
March 31, 2010

Keiichi Iwamoto to lead austriamicrosystems' Japanese subsidiary

Iwamoto joins leading analog IC solution provider to spearhead sales growth and business development in key growth markets

Unterpremstaetten, Austria (March 31, 2010) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs today announces the appointment of Keiichi Iwamoto as new country manager Japan, based in Tokyo.

Keiichi Iwamoto, with more than 20 years of broad experience in sales management functions, joins from semiconductor manufacturer Infineon Technologies Japan where he was the responsible senior sales manager.

Iwamoto will focus on consumer, industrial & automotive markets to accelerate revenue growth of austriamicrosystems' innovative high performance standard products and customized analog IC solutions and will reinforce the distribution sales channel. As part of his role Iwamoto will drive the development of the Japanese organisation in line with company strategy and the rapid market acceptance of austriamicrosystems products in the region.

On joining austriamicrosystems, Iwamoto commented, "austriamicrosystems brings their world-class capabilities to exciting solutions for power management, mobile handsets, MP3 players, MEMS microphones, blood glucose measurement, automotive safety systems such as ESP, industrial sensor interfaces and a wide range of other applications. Customers in Japan want to see differentiation, quality and value and austriamicrosystems' staff worldwide is totally dedicated in the pursuit of these goals."

Prior to Infineon, Iwamoto worked as country manager for Actel Japan (US FPGA company) about 5 years and before that he was senior sales manager at Amkor Technologies Japan and sales manager at Rohm Electronics over 13 years.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages more that 28 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com

 
austriamicrosystems

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
March 29, 2010

austriamicrosystems' new battery management data acquisition front-end IC features highest accuracy available

The highly flexible multi-channel AS8510 features unique zero offset for simultaneous voltage, current and temperature measurement in conventional, hybrid or electric vehicles

Unterpremstaetten, Austria (March 29, 2010) – austriamicrosystems (SIX: AMS), a leading designer and manufacturer of high-performance analog ICs, today announced the AS8510, a high precision data acquisition front-end IC for automotive battery current, voltage, temperature sense applications and in general for sensor interface applications where precise measurement of small signals close to ground is required.

The new flexible sensor interface IC offers advantages over alternative solutions, including being the first to feature a 16-bit dual-channel ADC + PGA architecture with less than one LSB of offset and noise. Highly configurable, the AS8510 allows systems tailored to individual needs making it well suited for a wide range of present and future battery management applications. The AS8510 in combination with austriamicrosystems "System Basis Chip" and a micro controller provides an entire battery sensor semiconductor solution for both High-Side or Low-Side at a price below 2,8$ in volume.

The AS8510 data acquisition front-end IC features two independent analog input channels with 16-bit ADCs, each with individually programmable sampling rates. Each channel has a low-drift programmable gain amplifier for handling +/- 160 mV signals or 0V to 1 V when by-passing PGA, thus battery currents from the mA range to the kA range can be measured from 100 µΩ shunt. A highly linear sigma delta architecture and wide range of sampling rates allows the AS8510 to provide flexible support of EV (electric vehicle) applications. The offset auto-zero feature (both channels) allows high accuracy measurements with low value shunt resistance (to 100 µΩ) with negligible insertion loss. Also, various operating modes include low power standby with current monitoring for active wake-up.

"The need for increasingly more accurate and efficient power management is being driven by the exploding market for battery powered devices and, increasingly, electric vehicles," stated Manfred Brandl, Product Manager Automotive Sensor Interface and SBC ASSPs at austriamicrosystems. He continued, "With the AS8510, designers have the highest accuracy available and the flexibility required for a wide variety of applications. In addition, by adding an austriamicrosystems LIN companion IC and a low-cost microcontroller, automotive applications can realize reduced time to market in an evolving field at competitive price and improved performance."

The AS8510 operates with the current shunt sensor in a 12 V system either at a battery's ground terminal or at the plus terminal in conjunction with dedicated level shift companion IC, or it can be used as a general purpose sensor interface for precise measurement of signals close to ground. Fully differential inputs allow the AS8510 to capture differential signals with 300 mV of common mode above ground and 160 mV below ground. The two-channel architecture enables digital error correction techniques like "delta by sigma" division or capture of bridge current / voltages with subsequent error correction in an external microcontroller. In addition, the AS8510 draws just 40 µA in standby mode.

The AS8510 high precision data acquisition device can be configured for differential simultaneous two-channel operation, or for multiplexing two single-ended channels in addition to one of the differential channels for sequential


austriamicrosystems

measurements. Furthermore to measuring voltage and current, the AS8510 also allows accurate temperature measurement from either the internal sensor or from an external temperature sensor, which may be powered by an on-chip 250 µA current source. The AS8510 includes an internal precision reference, integrated digital low-pass filters, on-chip precision oscillators and a four-wire SPI interface.

The AS8510 is available in a SSOP20 package, operates from 3.3 volts, and has an ambient operating temperature range of -40 to +125°C.

Price & Availability
Samples are available. Prices on request.

Technical Support
An adapter board for quick start of AS8510 is available as well as an evaluation system for voltage, temperature and battery current measurement at 12V plus terminal. Contact austriamicrosystems for price. For further information on the AS8510 or to request samples, please visit www.austriamicrosystems.com/Battery_Mgmt/AS8510.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Brandl
Automotive Product Manager
Tel: +43 (0) 3136 500 5336
Fax: +43 (0) 3136 500 5692
manfred.brandl@austriamicrosystems.com
www.austriamicrosystems.com

Keywords:
Data Acquisition Front-End IC; Battery Management, Voltage-, Current-, Temperature measurement; Offset free systems; High Side; Low Side; Shunt measurement; battery sensor, zero offset

Meta Description:
austriamicrosystems offers the AS8510, a high precision data acquisition device for battery sensor and battery management applications with unique zero offset architecture for simultaneous voltage and/or current measurement for conventional and hybrid- or electric vehicles

Meta Title:


austriamicrosystems

AS8510 - High precision Data Acquisition Front End for Battery Sensor and Battery Management applications – austriamicrosystems

austriamicrosystems

Press Release
March 10, 2010

austriamicrosystems' new single/dual white LED flash driver improves picture quality in mobile phones and digital still cameras

AS3645 provides 25 per cent higher output current then existing equivalents for improved picture and video quality

Unterpremstaetten, Austria, March 10, 2010 – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs today announced the AS3645 LED flash driver. This inductive, ultra small, high-efficiency single/dual LED flash driver offers 25 per cent higher output current than existing equivalents. The higher flash power enhances picture and video quality especially in low light environments at same system size.

The AS3645 inductive flash driver drives up to 1000 mA and can be used in single LED flash or double LED flash environments. The high-side current source works with up to 2x500 mA with two LEDs in serial configuration and up to 720 mA with one LED. When driving two LEDs in series, LEDs draw identical currents and provide output light matching and thermal dissipation. The AS3645 auto detects whether to employ single or dual LED mode and enables direct one-button flashlight mode. A number of safety features protect against circuit damage and improve test time, including programmable current limiting, auto test (LED open/short detection), overvoltage and undervoltage, overtemperature and automatic flash timeout timer for thermal LED protection during flash.

These features suit the needs of a camera phone flash, especially in smart phones and feature-phones. For other devices with cameras, including digital still cameras, camcorders and PDAs, the AS3645 flashlight driver is a perfect solution. Its high efficiency 2 MHz fixed frequency DC-DC boost converter with soft start allows small inductors and enables easy integration into noise sensitive RF systems. The high power LED flash current source can operate in flash, torch and assist (video) light mode. An additional current source drives an optional indicator LED. Control can be implemented through either the parallel interface mode to allow simple integration, or the I2C interface to allow more sophisticated control of all settings like currents and timings. The interface is selected by a dedicated pin (I2C/EN).

The AS3645 is available in a tiny WL-CSP package (3x4 balls 0.5 mm pitch, 2x1.6 mm) and has an operating temperature range of -30° to +85°C (ambient).

Price & Availability
Available in volume now, the price for the AS3645 is under $0.90 in 1000 piece quantities.

Technical Support
A demonstration board for the AS3645 inductive flash driver is available. Contact austriamicrosystems for price. In addition, the data sheet includes an applications section showing multiple modes of operation and interface. For further information on this innovative LED flash driver IC or to request samples, please visit www.austriamicrosystems.com/LED-flash-driver/AS3645 .


austriamicrosystems

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Oliver Weber
Marketing Manager
Tel: +43 (0)3136 500 5956
Fax: +43 (0)3136 500 5420
oliver.weber@austriamicrosystems.com
www.austriamicrosystems.com

Meta Keywords:

LED flash driver IC, high-efficiency single/dual LED flash driver, inductive flash driver, flashlight driver

Meta Description:

The AS3645 is an ultra small white LED flash driver for 1x720 mA or 2x500 mA (single or double) flash LED configuration for cell phones and DSCs.

Meta Title:

AS3645 – 1A small high efficient white LED flash driver with safety features

austriamicrosystems

Press Release
February 25, 2010

austriamicrosystems AS5011 EasyPoint™ two-dimensional magnetic encoder IC and AS3910 HF RFID reader IC chosen as finalists in *EDN*'s 20th Annual Innovation Awards Competition

Unterpremstaetten, Austria and Boston, MA – February 25, 2010: two austriamicrosystems high-performance analog ICs have been selected from hundreds of nominations to be finalists for this year's *EDN* Innovation Awards. The AS5011 EasyPoint™ two-dimensional magnetic encoder IC was chosen as a finalist in the sensors category. And the AS3910 HF RFID reader IC with unique antenna management technology is a finalist in the Analog Front End IC category.

Rick Nelson, *EDN* editor-in-chief, stated, "We received an impressive number of submissions for our 2009 Innovation Awards program, indicating that innovation is alive and well despite the economically challenging year. Two of the outstanding submissions that our editors chose were, in the sensors category, austriamicrosystems' AS5011 EasyPoint™ magnetic encoder IC and, in the analog front-end category, the AS3910 high-performance HF RFID reader IC with antenna auto tuning. Now it's up to EDN's readers to determine which product in each category they find most compelling."

The austriamicrosystems AS3910 13.56 MHz HF RFID Reader IC provides antenna management technology optimized for applications with directly driven antennas. It features two differential low-impedance (1.5 Ω) antenna drivers and can deliver up to 1 W of output power from a 3.3 V supply. The AS3910 is suitable for ISO-15693 applications with read ranges of up to 30 cm. On-chip auto-tuning eliminates manual trimming of the antenna in production or in the field. For more information on the AS3910 please visit www.austriamicrosystems.com/AS3910

The AS5011 is a two-dimensional magnetic encoder IC that monitors a magnet's displacement relative to its center position and provides position information via I²C outputs. It includes five integrated Hall sensing elements for detecting up to ±2 mm of lateral displacement, a high-resolution 12-bit ADC, XY coordinate and motion detection engine, and a smart power management controller. For further information on the AS5011 EasyPoint™ module please visit www.austriamicrosystems.com/AS5011.

The EDN Innovation Award voting site is www.EDN.com/innovation20. Voting is open until March 19, 2010.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
February 22, 2010

austriamicrosystems reports revenues and earnings for fiscal year 2009

Financial results for fiscal year 2009 and fourth quarter 2009

Unterpremstaetten, Austria (February 22, 2010) — austriamicrosystems (SIX: AMS), a leading worldwide designer and manufacturer of high performance analog ICs for consumer & communications, industry & medical and automotive applications, was impacted by the global economic crisis and the resulting semiconductor industry downturn in the fiscal year 2009. Full year revenues decreased by 26% to EUR 137.2 million and the operating result was a loss of EUR -18.6 million. In the fourth quarter 2009, austriamicrosystems recorded a significant improvement in orders and returned to profitability with revenues of EUR 43.9 million, up 11% quarter-on-quarter. Total backlog at the end of 2009 was EUR 45.6 million (2008: 29.8 million). For full year 2010 austriamicrosystems expects a further strong improvement in revenues and gross margins and a return to profitability.

Financials

Audited group revenues for fiscal year 2009 were EUR 137.2 million, 26% below the previous year's revenues. On a constant currency basis, full year revenues decreased by 29% compared to the previous year. Revenues for the fourth quarter 2009 were EUR 43.9 million, up 11% quarter-on-quarter and up 2% from the EUR 43.2 million recorded in the last quarter 2008. On a constant currency basis, revenues for the fourth quarter increased by 14% compared to the same quarter 2008.

Gross margins for the full year 2009 decreased to 34%, clearly showing the impact of the industry downturn which resulted in low production utilization rates and high unabsorbed fixed costs in the first half of 2009 (2008: 51%). A full natural hedge in the production costs and manufacturing cost reduction and efficiency programs provided some support for gross margins in 2009. Gross margins for the fourth quarter 2009 improved to 42%, up 5 percentage points quarter-on-quarter but down from 49% in the same period 2008.

The group result from operations (EBIT) for 2009 was a loss of EUR -18.6 million compared to a profit of EUR 25.0 million in 2008. The investment in research & development was EUR 40.5 million, down from EUR 43.6 million in 2008, and continued to be driven by strong customer projects and long-term product roadmaps. The group EBIT for the fourth quarter 2009 was a profit of EUR 1.8 million, compared to a loss of EUR -0.2 million in the previous quarter and a profit of EUR 4.9 million in the fourth quarter 2008.

Net income for 2009 was a loss of EUR -18.0 million, compared to a profit of EUR 12.3 million in the previous year. Basic and diluted earnings per share for 2009 were CHF -2.55 / EUR -1.69 (2008: CHF 1.78 / EUR 1.13 and CHF 1.77 / EUR 1.12 respectively). Net income for the fourth quarter 2009 was a profit of EUR 1.3 million, compared to a loss of EUR -6.2 million for the same period 2008. Basic and


austriamicrosystems

diluted earnings per share for the fourth quarter were CHF 0.18 / EUR 0.12 (2008: CHF -0.86 / EUR -0.57 and CHF -0.87 / EUR -0.58 respectively).

Cash flow from operations was EUR 20.3 million in 2009 (2008: EUR 47.5 million) as the company recorded a positive operating cash flow of EUR 15.4 million in the fourth quarter 2009. Capital expenditures for 2009 were EUR 10.3 million, 29% lower than EUR 14.4 million recorded in 2008. Total backlog at the end of 2009 was EUR 45.6 million compared to EUR 29.8 million on December 31, 2008. Total backlog at the end of 2009 does not reflect consignment stock agreements with major customers.

Cash and short term investments stood at EUR 42.2 million on December 31, 2009 compared to EUR 30.7 million at the end of 2008. Net debt decreased to EUR 25.7 million on December 31, 2009 compared to EUR 31.2 million at the end of 2008. The equity ratio was 60% at year-end 2009, compared to 62% at the end of 2008. The average number of group employees was 1,087 for fiscal year 2009, compared to 1,129 for the year 2008, and 1,071 for the fourth quarter 2009.

austriamicrosystems implemented a range of cost reduction measures in 2009, including the previously announced workforce reduction of around 70 employees worldwide. Due to the difficult market environment austriamicrosystems introduced short-time work for more than half of its Austrian workforce in June 2009; however, this was stopped earlier than expected at the end of 2009. Exceeding previous expectations, austriamicrosystems realized operating cost savings of approximately EUR 17 million in 2009, of which approximately one third will continue to benefit the operation cost structure going forward.

Given the net loss recorded for fiscal year 2009, austriamicrosystems will not propose a dividend for 2009. Despite this, the company's cash dividend policy remains in place and the distribution of 25% of net earnings is expected to resume after the company has returned to profitability on a full year basis.

Business

austriamicrosystems' business performed in line with expectations in the past year taking into account the global economic crisis and its impact on the company. In spite of the difficult demand environment which began to improve in the second half, austriamicrosystems was very successful in its target markets gaining hundreds of design-ins as a leader in low power consumption, high accuracy and analog performance.

In Consumer & Communications, austriamicrosystems now supplies 4 of the Top 5 handset vendors with power and lighting management products providing industry-leading solutions for all major applications and technologies. Orders and shipments in the handset market continued to return toward previous levels in the second half of 2009 and particularly the fourth quarter which saw strong order and shipment volumes. In LCD TV LED backlighting, austriamicrosystems is shipping significant mass production volumes of LED drivers to several major OEMs in Korea, Japan and Taiwan following a rapid ramp-up which started in the third quarter last year. austriamicrosystems commands a significant share of this exciting market and expects the LCD backlighting market to continue to show rapid growth going forward.

MEMS microphone products also performed strongly in 2009 with significant further volume growth expected for 2010. In this market austriamicrosystems maintained an estimated market share of over 90%, building on its expertise of 5 product generations and more than 1 billion parts shipped. In other



growth applications such as active noise cancellation, the EasyPoint™ input device or handset camera autofocus austriamicrosystems achieved important design-ins for upcoming devices or is seeing first end products on the market.

Industry & Medical showed a mixed performance in the last year. The industrial market continued to be heavily impacted by the global economic downturn with customer orders and shipments at significantly reduced levels in the major market segments industrial automation, sensors and building automation. Despite signs of an improvement in demand from certain industrial applications over the last months austriamicrosystems does not expect revenues from this area to reach previous levels in 2010. The company's industry-leading magnetic encoder product range again increased market acceptance and achieved good design-ins in 2009 given its compelling advantages. The medical business, on the other hand, remained robust throughout 2009. austriamicrosystems was also able to win major new accounts for dedicated IC solutions in both key areas, medical imaging (digital X-ray, CT, ultrasound) and personal healthcare devices.

Automotive remained negatively affected by the sharp automotive industry downturn for most of 2009, however, customer demand and orders improved in the fourth quarter. austriamicrosystems' automotive customer base expanded last year despite the industry downturn and customers' development and design-in efforts on next generation technologies continued at a good pace. These include encoders, FlexRay data bus systems and battery management for current and upcoming technologies. The Full Service Foundry business was successful as a leading analog foundry focused on specialty processes in spite of the difficult market environment in 2009, given its high quality client base, particularly in sensors.

Despite the semiconductor industry crisis, austriamicrosystems added significant new customers to its global base in a number of markets and won numerous important projects and design-ins at existing customers. This success attests to austriamicrosystems' technology leadership and strong product portfolio gaining increasing recognition and design sockets at top OEMs worldwide.

Outlook

With its successful products and increasing base of high quality customers, austriamicrosystems is strongly positioned in its target markets Consumer & Communications, Industry & Medical and Automotive for 2010 and beyond. The company's own world-class production infrastructure provides an additional competitive advantage in the current market environment showing increasing signs of tightening semiconductor capacities worldwide.

Based on currently available information, austriamicrosystems expects full year revenue growth for 2010 of around 20% compared to 2009, a significant improvement in full year gross margins and a return to full year profitability. austriamicrosystems will update its full year outlook as more information becomes available during the year. For the first quarter 2010, austriamicrosystems expects revenues and earnings to show strong growth compared to last year's first quarter and quarter-on-quarter revenue seasonality to stay significantly below historic levels.

Additional financial information is available on the austriamicrosystems website at
http://www.austriamicrosystems.com/eng/Investor


austriamicrosystems

Key figures	2009	2008	Q4 2009	Q4 2008	Q3 2009
EUR thousands (except earnings per share) Full years audited, quarters unaudited					
Revenues	**137,166**	184,699	**43,887**	43,204	39,518
Gross margin in %	**34%**	51%	**42%**	49%	37%
Result from operations	**- 18,600**	25,018	**1,839**	4,887	- 225
Net income/loss	**- 18,003**	12,281	**1,283**	- 6,206	- 553
Basic earnings per share in CHF	**- 2.55**[1)]	1.78	**0.18**[1)]	- 0.86	- 0.08[1)]
Diluted earnings per share in CHF	**- 2.55**[1)]	1.77	**0.18**[1)]	- 0.87	- 0.08[1)]
Basic earnings per share in EUR	**- 1.69**[1)]	1.13	**0.12**[1)]	- 0.57	- 0.05[1)]
Diluted earnings per share in EUR	**- 1.69**[1)]	1.12	**0.12**[1)]	- 0.58	- 0.05[1)]
Total backlog	**45,627**	29,792	**45,627**	29,792	35,794

Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.
[1)] Basic = diluted.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining over 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading standard and customized analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Consumer & Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com



Consolidated Profit and Loss Statement (full years audited / quarters unaudited)

EUR thousands (except earnings per share)	2009	Q4 2009	2008	Q4 2008
Revenue Products	113,574	36,569	155,701	35,826
Revenue Foundry & Other	23,592	7,318	28,997	7,378
Total revenues	137,166	43,887	184,699	43,204
Cost of sales	- 90,254	- 25,421	- 91,246	- 21,915
Gross profit	46,912	18,465	93,453	21,289
Gross margin in %	34%	42%	51%	49%
Research and development	- 40,511	- 11,273	- 43,584	- 11,789
Selling, general and administrative	- 30,827	- 7,307	- 30,595	- 5,611
Other operating income	7,452	2,077	7,457	1,882
Other operating expenses	- 891	- 25	- 1,311	- 630
Result from investments in associates	- 735	- 100	- 402	- 253
Result from operations	- 18,600	1,839	25,018	4,887
Net financing costs	- 639	- 770	- 12,468	- 11,531
Income before tax	- 19,239	1,069	12,550	- 6,644
Income tax expense	1,236	214	- 270	438
Net income	- 18,003	1,283	12,281	- 6,206
Basic earnings per share in CHF	-2.55	0.18	1.78	- 0.86
Diluted earnings per share in CHF	-2.55	0.18	1.77	- 0.87
Basic earnings per share in EUR	-1.69	0.12	1.13	- 0.57
Diluted earnings per share in EUR	-1.69	0.12	1.12	- 0.58

Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Statement of comprehensive income (full years audited / quarters unaudited)

EUR thousands	2009	Q4 2009	2008	Q4 2008
Net income	- 18,003	1,283	12,281	- 6,206
Translation adjustment	- 100	- 5	245	594
Other comprehensive income	- 100	- 5	245	594
Total comprehensive income	- 18,103	1,278	12,526	5,612



Consolidated Balance Sheet (audited)

EUR thousands as of	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	**26,726**	26,851
Short-term investments	**15,486**	3,810
Trade receivables	**27,246**	37,049
Inventories	**48,417**	63,043
Other receivables and assets	**5,183**	3,427
Total current assets	**123,057**	134,179
Property, plant and equipment	**118,694**	128,570
Intangible assets	**5,550**	6,983
Investments in associates and financial investments	**5,481**	3,866
Deferred tax assets	**31,191**	30,863
Other long term assets	**4,264**	2,931
Total non-current assets	**165,180**	173,213
Total assets	**288,237**	307,392
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**14,946**	25,823
Trade liabilities	**14,270**	18,097
Provisions	**9,086**	11,133
Other liabilities	**10,405**	12,872
Total current liabilities	**48,707**	67,925
Interest-bearing loans and borrowings	**53,001**	36,042
Employee benefits	**10,854**	9,208
Deferred government grants	**1,428**	2,328
Other long term liabilities	**631**	812
Total non-current liabilities	**65,915**	48,391
Shareholders' equity		
Issued capital	**26,698**	26,698
Share premium	**100,638**	98,292
Treasury shares	**- 7,339**	- 5,635
Translation adjustment	**41**	141
Retained earnings	**53,577**	71,580
Total shareholders' equity and reserves	**173,615**	191,076
Total liabilities and shareholders' equity	**288,237**	307,392


austriamicrosystems

Consolidated Cash Flow Statement (full years audited / quarters unaudited)

EUR thousands	2009	Q4 2009	2008	Q4 2008
Operating activities				
Result before tax	-19,239	1,069	12,550	- 6,644
Depreciation (net of government grants)	22,273	5,583	22,785	6,026
Changes in employee benefits	1,646	1,006	89	- 547
Expense from stock option program (acc. IFRS 2)	2,346	502	2,708	664
Changes in other long-term liabilities	- 1,080	- 400	- 908	- 275
Gain from sale of plant and equipment	- 8	- 8	0	0
Result from investments in associates	735	100	402	253
Net financing cost	639	770	12,468	11,531
Changes in assets	18,482	7,908	6,187	5,666
Changes in short-term operating liabilities and provisions	- 5,289	- 965	- 8,725	- 5,131
Tax payments	- 231	- 174	- 27	2
Cash flows from operating activities	20,274	15,391	47,528	11,545
Investing activities				
Acquisition of intangibles, property, plant and equipment	- 10,305	- 1,500	- 14,414	- 2,103
Acquisition of financial investments	- 17,877	0	- 4,063	0
Proceeds from sale of plant and equipment	166	8	0	0
Proceeds from sale of investments and securities	4,000	0	75	0
Interest received	1,145	465	1,213	342
Cash flows from investing activities	- 22,871	- 1,028	- 17,189	- 1,760
Financing activities				
Proceeds from borrowings	31,401	999	33,362	17,628
Repayment of debt	- 25,273	- 15,844	- 21,575	- 580
Repayment of finance lease liabilities	0	0	- 509	- 57
Acquisition of treasury shares	- 3,057	- 1,568	- 5,008	- 2,563
Sale of treasury shares	1,353	1,353	0	0
Interest paid	- 1,513	- 461	- 2,287	- 517
Expenses from financial instruments	- 438	- 177	- 10,265	-10,265
Dividends paid	0	0	- 16,362	0
Changes resulting from capital increase	0	0	16	0
Cash flows from financing activities	2,472	- 15,699	- 22,627	3,646
Change in cash and cash equivalents	- 125	- 1,355	7,713	13,431
Cash and cash equivalents at the beginning of the period	26,851	28,061	19,138	13,420
Cash and cash equivalents at the end of the period	26,726	26,726	26,851	26,851



Changes in Equity (audited)

EUR thousands	Issued capital	Additional paid-in capital	Treasury shares	Trans-lation adjust-ment	Retained earnings	Total share-holders' equity
Total equity as of January 1, 2008	**26,697**	**95,570**	**- 703**	**- 104**	**75,664**	**197,124**
Net income	0	0	0	0	12,281	12,281
Other comprehensive income	0	0	0	245	- 3	242
Share based payments	0	2,708	0	0	0	2,708
Dividends paid	0	0	0	0	- 16,362	- 16,362
Capital increase	2	14	0	0	0	16
Purchase of treasury shares	0	0	- 4,933	0	0	- 4,933
Total equity as of December 31, 2008	**26,698**	**98,292**	**- 5,635**	**141**	**71,580**	**191,076**
Net income	0	0	0	0	-18,003	-18,003
Other comprehensive income	0	0	0	-100	0	-100
Share based payments	0	2,346	0	0	0	2,346
Purchase of treasury shares	0	0	-3,057	0	0	-3,057
Sale of treasury shares	0	0	1,353	0	0	1,353
Total equity as of December 31, 2009	**26,698**	**100,638**	**-7,339**	**41**	**53,577**	**173,615**


austriamicrosystems

Segment Reporting (audited)

EUR thousands	2009			2008		
Business Segments	**Products**	**Foundry**	**Total**	**Products**	**Foundry**	**Total**
Revenues from external customers	113,574	23,592	137,166	155,701	28,997	184,699
Result from operations	-1,252	4,780	3,528	23,441	4,999	28,440
Segment assets	27,831	4,536	32,367	38,270	4,800	43,069

Reconciliation of segment results to income statement

EUR thousands	2009	2008
Result from operations per segment reporting	**3,528**	28,440
Result from investments in associates	**- 735**	- 402
Currency gains in operating result	**1,782**	3,313
Subsidies for research and development	**5,014**	4,623
Unallocated corporate costs	**- 28,189**	- 10,956
Result from operations	**- 18,600**	25,018
Financial result	**- 639**	- 12,468
Income before tax	**- 19,239**	12,551

Reconciliation of segment assets to total assets

EUR thousands	2009	2008
Assets per segment reporting	**32,367**	43,069
Property, plant & equipment	**115,368**	124,584
Inventories	**48,417**	63,043
Cash, cash equivalents and short-term investments	**42,211**	30,661
Deferred tax asset	**31,191**	30,863
Intangible assets	**3,780**	5,179
Investments in associates	**5,481**	3,866
Other assets	**9,422**	6,127
Total assets	**288,237**	307,392


austriamicrosystems

Revenues per geographical segments

EUR thousands	2009	2008
EMEA[1]	**75,500**	121,148
Americas	**19,036**	22,000
Asia / Pacific	**42,631**	41,550
Total	**137,166**	184,699

[1] Europe, Middle East, Africa

Segment information is presented on the basis of the internal reporting structure for the segments "Products" and "Foundry" and determined according to valuation and accounting regulations of the IFRS. The Segment "Products" comprises the development and distribution of analog Integrated Circuits ("ICs"). The segment's customers are mainly in the Consumer, Communications, Industrial, Medical and Automotive markets. In the "Foundry" segment we report the contract manufacturing of analog/mixed signal ICs based on our customers' designs.

The geographic segments are structured by the three regions in which sales occur: "EMEA" (Europe, Middle East and Africa), "Americas", and "Asia/Pacific". In presenting information on the basis of geographical segments, segment revenue is based on the geographical billing location of customers.

Differently from previous years - due to the first application of IFRS 8 - the segment "Foundry" (in previous periods "Foundry & Other") contains no unallocated cost and income items, reflecting the internal reporting structure. Unallocated income and expense items are shown in the respective reconciliation of segment measures to the interim financial statements from fiscal year 2009 onwards. In addition, process development costs are allocated to the operating segments based on usage (in previous periods these were allocated to "Foundry & Other"). According to the internal reporting structure, the production areas do not represent a separate segment. The services rendered by these areas to the segments are therefore not shown as intersegment revenues which is different from previous years. The comparable amounts for previous periods have been adjusted accordingly.

The segment measure "Result from operations" consists of gross profit, expenses for research and development, expenses for selling, general & administrative as well as other operating income and expenses.

The segment assets in principle comprise the allocatable assets, i.e. customer receivables as well as segment specific tangible and intangible assets. The reconciliation of segment measures includes items which by definition are not part of the segments.

Segment capital expenditure is the total cost incurred (net of government grants) during the period to acquire segment assets that are expected to be used for more than one period.